FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 25, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Independent auditors’ report on the financial statements

To

The Board of Directors and Shareholders

BRF - Brasil Foods S.A.

Itajaí - SC

1.       We have audited the accompanying individual and consolidated financial statements of BRF - Brasil Foods S.A. (“the Company”), identified as Parent and Consolidated, respectively, which comprises the statement of financial position as at December 31, 2010 and the related statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, as well as a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

2.       Management is responsible for the preparation and fair presentation of these individual financial statements in accordance with the accounting practices adopted in Brazil and of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) , and in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

3.       Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

4.       An audit involves performing procedures selected to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the  financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

5.       We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

6.       In our opinion, the aforementioned individual financial statements present fairly, in all material respects, the financial position of BRF - Brasil Foods S.A. as at December 31, 2010, and its financial performance and its cash flows for the year then ended in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

7.       In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of BRF - Brasil Foods S.A. as of December 31, 2010, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil.

Emphasis of matters

Difference between the individual financial statements and a separate financial statements under IFRS

8.       As mentioned in note 2, the individual financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of BRF - Brasil Foods S.A. these practices differ from the IFRS, applicable to a separate financial statements, only with respect to the measurements of investments in subsidiaries, associated companies and jointly controlled entities measured by the equity method, while for IFRS purposes these investments would be measured at cost or fair value.

Approval of Sadia S.A.’s business combination

As mentioned in note 7, on July 8, 2009, the Company acquired the control of Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense (“CADE”) and involved the execution of an Agreement for the Preservation of the Operation Reversibility (“APRO”), until the implementation of the final decision by CADE.

Other matters

Statements of value added

9.       We also examined the individual and consolidated statement of value added (DVA), prepared under management’s responsibility, for the year ended on December 31, 2010, for which the disclosure is required by Brazilian corporation laws applicable to publicly-held companies and is an additional information for the IFRS which does not require this disclosure. These statements were submitted to the same audit procedures previously described and, in our opinion, are fairly presented in all its material respects, in relation to the financial statements taken as whole.

São Paulo, March 24, 2011

KPMG Auditores Independentes

CRC SC-000071/F-8

Danilo Siman Simões

Accountant CRC MG-058180/O-2 S-SC

BRF - BRASIL FOODS S.A.

BALANCE SHEETS
December 31, 2010 and 2009 and January 1 st , 2009
(Amounts expressed in thousands of Brazilian reais)

	Parent company				Consolidated
ASSETS	Note	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09
CURRENT ASSETS
Cash and cash equivalents	8	211,159	223,434	29,588	2,310,643	1,898,240	1,233,455
Marketable securities	9	622,130	619,895	42,118	863,806	2,345,529	742,549
Trade accounts receivable, net	10	1,086,943	1,464,736	308,294	2,565,029	2,140,701	1,378,046
Interest on shareholders' equity receivable	29	179,967	36,651	5	-	-	-
Inventories	11	879,841	919,798	205,804	2,135,809	2,255,497	1,285,371
Biological assets	12	434,212	401,804	80,756	900,681	865,527	427,374
Recoverable taxes	14	471,367	256,994	337,231	695,892	745,591	576,337
Assets held for sale	13	3,226	2,003	2,241	62,245	47,891	5,770
Other financial assets	22	87,447	24,747	10,405	98,596	27,586	79,211
Other current assets		117,558	215,496	50,048	219,429	351,377	189,241
Total current assets		4,093,850	4,165,558	1,066,490	9,852,130	10,677,939	5,917,354
NON-CURRENT ASSETS
Marketable securities	9	-	-	155	377,653	676,681	155
Trade accounts receivable, net	10	6,950	10,487	3,329	6,950	12,808	11,578
Credit notes	10	93,136	92,620	16,157	93,136	92,620	54,889
Recoverable taxes	14	464,424	431,118	111,021	767,407	653,074	147,490
Deferred income tax	15	556,837	427,919	253,190	2,487,612	2,426,412	550,834
Judicial deposits	16	93,025	61,321	26,293	234,085	135,885	56,093
Biological assets	12	159,022	153,454	29,850	377,684	391,192	158,846
Receivables from related parties	29	6,166	-	-	-	-	-
Other current assets		20,665	28,825	18,637	223,301	149,167	30,540
Investments	17	8,674,306	9,106,983	2,708,645	17,494	17,200	1,028
Property, plant and equipment	18	3,134,634	2,891,185	601,943	9,066,831	8,874,186	2,747,792
Intangible assets	19	1,589,288	1,531,933	1,464,376	4,247,264	4,276,463	1,557,552
Total noncurrent assets		14,798,453	14,735,845	5,233,596	17,899,417	17,705,688	5,316,797
TOTAL ASSETS		18,892,303	18,901,403	6,300,086	27,751,547	28,383,627	11,234,151

See accompanying notes to the financial statements.

BRF - BRASIL FOODS S.A.

BALANCE SHEETS
December 31, 2010 and 2009 and January 1 st , 2009
(Amounts expressed in thousands of Brazilian reais)

	Parent company				Consolidated
LIABILITIES	Note	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09
CURRENT LIABILITIES
Short-term debt	21	913,517	1,022,191	723,637	2,227,713	3,200,562	1,574,720
Debentures	21	-	2,089	-	-	2,089	4,185
Trade accounts payale	20	1,098,375	976,430	340,535	2,059,196	1,905,368	1,083,385
Payroll and related charges		209,142	177,161	32,816	387,358	341,134	173,181
Tax payable		68,868	55,679	19,578	210,832	183,635	66,578
Interest on shareholder's equity	27	193,098	91,803	23,295	193,098	92,629	23,327
Management and employees profit sharing		80,349	25,931	10,358	111,345	75,445	17,893
Debts with related companies	29	-	4,794	58,552	-	-	-
Other financial liabilities	22	80,488	86,969	7,410	82,164	87,088	146,712
Provision for tax, civil and labor	26	43,853	58,281	29,425	65,138	91,349	38,927
Other liabilities with related parties	29	560,657	392,470	-	-	-	-
Other current liabilities		57,288	115,502	11,317	349,540	379,931	70,090
Total current liabilities		3,305,635	3,009,300	1,256,923	5,686,384	6,359,230	3,198,998
NON-CURRENT LIABILITIES
Long-term debt	21	1,314,878	1,964,978	879,023	4,975,226	5,853,459	3,719,692
Social and tax payables		9,068	5,450	8,121	64,175	5,951	20,056
Provision for tax, civil and labor	26	203,316	105,690	89,453	1,053,740	940,259	180,215
Deferred income tax	15	303,105	131,237	50,507	1,635,677	1,456,425	73,322
Other liabilities with related parties	29	-	557,184	-	-	-	-
Employee benefit plan	25	110,403	105,962	84,225	274,498	249,728	84,225
Share based payments	24	-	-	-	1,265	-	-
Other non-current liabilities		16,931	30,664	7,193	424,064	522,916	32,306
Total noncurrent liabilities		1,957,701	2,901,165	1,118,522	8,428,645	9,028,738	4,109,816

SHAREHOLDERS' EQUITY	27
Capital		12,460,471	12,461,756	3,445,043	12,460,471	12,461,756	3,445,043
Capital reserves		69,353	62,767	-	69,353	62,767	-
Profit reserves		1,064,688	727,688	731,527	1,064,688	727,688	731,527
Retained earnings (losses)		-	(186,131)	(212,985)	-	(186,131)	(212,985)
Treasury shares		(739)	(27,587)	(815)	(739)	(27,587)	(815)
Other comprehensive income		35,194	(47,555)	(38,129)	35,194	(47,555)	(38,129)
Parent company shareholders' equity		13,628,967	12,990,938	3,924,641	13,628,967	12,990,938	3,924,641
Non-controlling interest		-	-	-	7,551	4,721	696
Shareholders' equity		13,628,967	12,990,938	3,924,641	13,636,518	12,995,659	3,925,337

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		18,892,303	18,901,403	6,300,086	27,751,547	28,383,627	11,234,151

See accompanying notes to the financial statements.

BRF - BRASIL FOODS S.A.
STATEMENTS OF INCOME
Years ended December 31, 2010 and 2009
(amounts expressed in thousands of Brazilian reais, except earnings per share data)

	Parent company			Consolidated
	Note	12.31.2010	12.31.2009	12.31.2010	12.31.2009
NET SALES	30	10,929,898	8,730,698	22,681,253	15,905,776
Cost of sales	35	(8,817,133)	(7,494,780)	(16,951,152)	(12,728,866)
GROSS PROFIT		2,112,765	1,235,918	5,730,101	3,176,910
OPERATING INCOME (EXPENSES)
Sales	35	(1,374,108)	(1,124,535)	(3,523,073)	(2,577,052)
General and administrative	35	(213,977)	(133,950)	(332,882)	(222,221)
Other operating income (expenses)	33	(305,592)	(232,377)	(393,901)	(302,798)
Equity interest in income of subsidiaries	17	797,831	99,400	4,335	2,511
OPERATING INCOME		1,016,919	(155,544)	1,484,580	77,350
Financial expenses	34	(823,814)	(947,300)	(1,363,317)	(1,262,566)
Financial income	34	583,037	1,247,417	880,191	1,525,055
INCOME BEFORE TAXES AND PARTICIPATION OF NON-CONTROLING
SHAREHOLDERS		776,142	144,573	1,001,454	339,839
Income and social contribution taxes (expense)	15	2,886	(32,383)	(130,551)	(80,232)
Deferred income and social contribution taxes (expense)	15	25,078	10,825	(65,907)	(141,016)
NET INCOME		804,106	123,015	804,996	118,591
Attributable to:
BRF shareholders		804,106	123,015	804,106	123,015
Non-controlling shareholders		-	-	890	(4,424)
Average outstanding shares at the end of the year (thousands) - Basic		870,887,093	604,119,958	870,887,093	604,119,958
EARNINGS PER SHARE - BASIC	28	0.92	0.20	0.92	0.20
Average outstanding shares at the end of the year (thousands) - Diluted		872,965,156	606,145,029	875,538,749	606,044,378
EARNINGS PER SHARE - DILUTED	28	0.92	0.20	0.92	0.20

See accompanying notes to the financial statements.

BRF - BRASIL FOODS S.A.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
Years ended December 31, 2010 and 2009
(amounts expressed in thousands of Brazilian reais)

	Parent company		Consolidated
	12.31.10	12.31.09	12.31.10	12.31.09

Net income (loss)	804,106	123,015	804,996	118,591
Gain (loss) in foreign currency translation adjustments	(5,241)	19,647	(5,241)	19,647
Unrealized gain (loss) in available for sale marketable securities, net of income taxes (R$296) in 2010 and R$414 in 2009.	890	(1,245)	890	(1,245)
Unrealized gains (loss) in cash flow hedge, net of income taxes (R$53,521) in 2010 and R$2,441 in 2009.	103,893	(4,738)	103,893	(4,738)
Actuarial gain (loss), net of income taxes R$8,651 in 2010 and R$11,895 in 2009.	(16,793)	(23,090)	(16,793)	(23,090)
Net income (loss) recored directly in the shareholders' equity	82,749	(9,426)	82,749	(9,426)
Comprehensive income	886,855	113,589	887,745	109,165
Attributable to:
BRF shareholders	886,855	113,589	886,855	113,589
Non-controlling shareholders	-	-	890	(4,424)

See accompanying notes to the financial statements.

BRF - BRASIL FOODS S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY
Years ended December 31, 2010 and 2009
(amounts expressed in thousands of Brazilian reais, except interest on own capital per share data)
	Attributed to interest of controlling shareholders										Total parent company shareholders' equity	Non- controlling interest	Total shareholders' equity
		Capital reserve		Profit reserves			Other comprehensive income			Retained earnings
	Capital	Capital reserve	Treasury shares	Legal reserve	Reserve for expansion	Reserve for capital increases	Accumulated foreign currency translation adjustments	Available for sale marketable securities	Actuarial gains (losses)
BALANCES AT JANUARY 1 st , 2009	3,445,043	-	(815)	66,201	505,070	160,256	(1,052)	(37,077)	-	(212,985)	3,924,641	696	3,925,337
Compehensive income:
Gain (loss) in foreign currency translation adjustments	-	-	-	-	-	-	19,647	-	-	-	19,647	8,449	28,096
Unrealized gain (loss) in available for sale marketable securities	-	-	-	-	-	-	(1,245)	-	-	-	(1,245)	-	(1,245)
Unrealized gains (loss) in cash flow hedge	-	-	-	-	-	-	-	(4,738)	-	-	(4,738)	-	(4,738)
Actuarial gain (loss)	-	-	-	-	-	-	-	-	(23,090)	-	(23,090)	-	(23,090)
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	123,015	123,015	(4,424)	118,591
TOTAL COMPREHENSIVE INCOME	-	-	-	-	-	-	17,350	(41,815)	(23,090)	(89,970)	4,038,230	4,721	4,042,951
Capital increase	9,108,374	-	-	-	-	-	-	-	-	-	9,108,374	-	9,108,374
Appropriation of income (loss):
Interest on shareholders' equity - R$ 0.229985 per outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	(100,000)	(100,000)	-	(100,000)
Legal reserve	-	-	-	4,808	-	-	-	-	-	(4,808)	-	-	-
Reserve for expansion	-	-	-	-	(8,647)	-	-	-	-	8,647	-	-	-
Valuation of shares	-	62,767	-	-	-	-	-	-	-	-	62,767	-	62,767
Cost of shares issuance	(91,661)	-	-	-	-	-	-	-	-	-	(91,661)	-	(91,661)
Treasury shares	-	-	(26,772)	-	-	-	-	-	-	-	(26,772)	-	(26,772)
Balances at December 31, 2009	12,461,756	62,767	(27,587)	71,009	496,423	160,256	17,350	(41,815)	(23,090)	(186,131)	12,990,938	4,721	12,995,659
Comprehensive income:
Gain (loss) in foreign currency translation adjustments	-	-	-	-	-	-	(5,241)	-	-	-	(5,241)	1,940	(3,301)
Unrealized gain (loss) in available for sale marketable securities	-	-	-	-	-	-	890	-	-	-	890	-	890
Unrealized gains (loss) in cash flow hedge	-	-	-	-	-	-	-	103,893	-	-	103,893	-	103,893
Actuarial gain (loss)	-	-	-	-	-	-	-	-	(16,793)	(18,475)	(35,268)	-	(35,268)
Net income (loss) for the year	-	-	-	-	-	-	-	-	-	804,106	804,106	890	804,996
TOTAL COMPREHENSIVE INCOME	-	-	-	-	-	-	12,999	62,078	(39,883)	599,500	13,859,318	7,551	13,866,869
Appropriation of income (loss):
Interest on shareholders' equity - R$ 0.30166 per outstanding share at the end of the year	-	-	-	-	-	-	-	-	-	(262,500)	(262,500)	-	(262,500)
Legal reserve	-	-	-	40,206	-	-	-	-	-	(40,206)	-	-	-
Reserve for expansion	-	-	-	-	176,894	-	-	-	-	(176,894)	-	-	-
Reserve for capital increase	-	-	-	-	-	119,900	-	-	-	(119,900)	-	-	-
Share-based payments	-	6,586	-	-	-	-	-	-	-	-	6,586	-	6,586
Cost of shares issuance	(1,285)	-	-	-	-	-	-	-	-	-	(1,285)	-	(1,285)
Treasury shares	-	-	26,848	-	-	-	-	-	-	-	26,848	-	26,848
BALANCES AT DECEMBER 31, 2010	12,460,471	69,353	(739)	111,215	673,317	280,156	12,999	62,078	(39,883)	-	13,628,967	7,551	13,636,518

See accompanying notes to the financial statements.

BRF - BRASIL FOODS S.A.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2010 and 2009
(amounts expressed in thousands of Brazilian reais)

	Parent company		Consolidated

	12.31.10	12.31.09	12.31.10	12.31.09
OPERATING ACTIVITIES:
Net income for the year	804,106	123,015	804,106	123,015
Adjustments to reconcile net income to net cash provided by operating activities:
Non-controlling shareholders	-	-	890	(4,424)
Depreciation, amortization and depletion	407,803	298,618	840,425	544,641
Equity interest in income of subsidiaries	(797,831)	(99,400)	(4,335)	(2,511)
Loss in disposal of permanent assets	29,700	73,345	87,328	45,021
Deferred income tax	(24,390)	(10,825)	65,907	141,016
Provision (reversal) for tax, civil and labor risks	157,015	(12,866)	194,647	(14,882)
Other provisions	(32,041)	93,426	(89,836)	20,167
Exchange rate variations and interest	31,787	(856,597)	236,478	(533,809)
Changes in operating assets and liabilities:
Investiment in trading securities	(2,772,068)	(5,944,768)	(2,809,671)	(9,448,812)
Redemption of trading securities	4,414,099	5,840,382	4,553,759	8,480,041
Investiment in available for sale	-	(109)	(980,701)	(239,339)
Redemption of available for sale	-	238	1,170,731	68,987
Other financial assets and liabilities	(69,181)	65,217	(75,934)	(7,999)
Trade accounts receivable	469,093	500,247	(401,489)	118,871
Inventories	97,748	47,829	167,727	244,682
Trade accounts payable	57,891	(29,896)	154,834	(28,934)
Payment of provisions for tax, civil and labor risks	(58,281)	(29,389)	(91,349)	(30,063)
Interest paid	(180,167)	(223,384)	(545,639)	(438,565)
Interest in shareholders' equity received	4,004	-	4,004	-
Payroll and related charges	(371,574)	504,805	(50,314)	(30,879)
Net cash provided by (used) operating activities	2,167,713	339,888	3,231,568	(993,776)
INVESTING ACTIVITIES
Investment in marketable securities	-	-	-	(350)
Redemption in marketable securities	-	-	-	251,703
Additional acquisition costs	-	34,352	-	99,181
Other investments, net	(804,970)	(1,538,903)	-	(58,770)
Cash of merged company	1,960	75,224	-	-
Additions to property, plant and equipment	(420,573)	(477,031)	(697,826)	(693,169)
Additions to biological assets	(174,514)	(158,607)	(376,140)	(225,944)
Proceeds from disposals of property, plant and equipement	22,441	49,630	38,050	66,387
Business acquisition, net of cash	-	-	-	511,285
Additions to intangible	(56,159)	-	(64,677)	-
Net cash (used in) provided by investing activities	(1,431,815)	(2,015,335)	(1,100,593)	(49,677)

FINANCING ACTIVITIES
Proceeds from debt issuance	725,236	2,326,409	2,928,718	2,604,568
Repayment of debt	(1,311,420)	(3,356,170)	(4,357,460)	(5,923,114)
Capital increase through issuance of shares	-	5,290,000	-	5,290,000
Advance for future capital increases	-	(2,265,736)	-	-
Interest on shareholders' equity paid	(153,200)	(24,783)	(153,200)	(24,783)
Cost of shares issuance	(1,285)	(91,661)	(1,285)	(91,661)
Net cash (used in) provided by financing activities	(740,669)	1,878,059	(1,583,227)	1,855,010
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH
EQUIVALENTS	(7,504)	(8,766)	(135,345)	(146,772)
Net (decrease) increase in cash	(12,275)	193,846	412,403	664,785
Cash at the beginning of the year	223,434	29,588	1,898,240	1,233,455
Cash at the end of the year	211,159	223,434	2,310,643	1,898,240

Cash flow supplementary information
Cash paid during the year for:
Income tax and social contribution	-	35	78,121	19,758
Shares exchange due to business combination net of acquired cash and cash equivalent in the amount of R$511,340.	-	3,369,801	-	3,369,801
	-	3,369,836	78,121	3,389,559

See accompanying notes to the financial statements.

BRF - BRASIL FOODS S.A.
STATEMENTS OF VALUE ADDED
Years ended December 31, 2010 and 2009
(amounts expressed in thousands of Brazilian reais)
	Parent company		Consolidated
	12.31.10	12.31.09	12.31.10	12.31.09
1 - REVENUE	12,335,184	9,906,743	25,814,593	18,114,277
Sales of goods and products	12,156,724	9,748,073	25,440,095	17,922,339
Other (expenses) income	(208,696)	(158,448)	(211,332)	(245,467)
Revenue related to construction of own assets	394,382	337,235	593,745	472,337
Allowance for doubtful accounts reversal (provisions)	(7,226)	(20,117)	(7,915)	(34,932)
2 - RAW MATERIAL ACQUIRED FROM THIRD PARTIES	(8,601,142)	(7,336,062)	(16,824,100)	(12,775,211)
Cost of goods and products sold	(7,126,044)	(5,772,814)	(12,906,822)	(9,425,065)
Material, energy, services of third parties and others	(1,499,566)	(1,527,915)	(3,955,854)	(3,348,806)
Reversal (provision) for losses in inventory	24,468	(35,333)	38,576	(1,340)
3 - GROSS VALUE ADDED (1-2)	3,734,042	2,512,889	8,990,493	5,339,066
4 - DEPRECIATION, AMORTIZATION AND DEPLETION	(349,074)	(298,910)	(779,971)	(544,502)
5 - NET VALUE ADDED (3-4)	3,384,968	2,271,771	8,210,522	4,794,564
6 - VALUE ADDED RECEIVED FROM THIRD PARTIES	1,381,239	1,347,613	823,803	1,528,002
Equity interest in income of subsidiaries	797,831	99,400	4,335	2,511
Financial income	583,037	1,247,417	880,191	1,525,055
Other operating income	371	796	(60,723)	436
7 - ADDED VALUE TO BE DITRIBUTED (5+6)	4,766,207	3,619,384	9,034,325	6,322,566

8 - DISTRIBUTION OF VALUE ADDED:	4,766,207	3,619,384	9,034,325	6,322,566
Payroll	1,579,676	1,223,139	3,164,458	2,180,329
Salaries	1,323,028	1,001,973	2,583,732	1,775,268
Benefits	181,226	151,605	425,796	284,771
Government severance indemnity fund for employees - F.G.T.S	75,422	69,561	154,930	120,290
Taxes and contributions	1,483,364	1,262,351	3,530,336	2,637,265
Federal	790,198	662,472	2,207,228	1,650,830
State	687,097	595,831	1,316,505	980,237
Municipal	6,069	4,048	6,603	6,198
Capital remuneration from third parties	899,061	1,010,879	1,534,535	1,386,381
Interests	829,772	961,747	1,381,752	1,319,240
Rent	69,289	49,132	152,783	67,141
Shareholders	804,106	123,015	804,996	118,591
Interest on shareholders' equity	262,500	100,000	262,500	100,000
Retained earnings	541,606	23,015	541,606	23,015
Non-controlling interest	-	-	890	(4,424)

See accompanying notes to the financial statements.

1.    OPERATIONS

Founded in 1934, in the State of Santa Catarina, BRF – Brasil Foods S.A. (“BRF”), formerly known as Perdigão S.A., and its subsidiaries (collectively “Company”) is one of Brazil’s largest companies in the food industry. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of fresh meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

  Frozen whole chicken and chicken, turkey, pork and beef cuts;
  Ham products, sausages, bologna, frankfurters and other smoked products;
  Hamburgers, breaded meat products, kibes and meatballs;
  Lasagnas, pizzas, vegetables, cheese breads, pies and frozen pastries;
  Milk, dairy products and desserts;
  Juices, soy milk and soy juices;
  Margarine; and
  Soy meal and refined soy flour, as well as animal feed.

The Company's activities are segregated into two operating segments, domestic and foreign markets.

Currently, the Company operates 44 meat processing plants, 15 milk and dairy products processing plants, 3 margarine processing plants, 4 pasta processing plants, 1 dessert processing plant, and 1 soybean crushing plant, all of them located near to the Company’s raw material suppliers or to the main consumer centers. In the foreign market, the Company has subsidiaries in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore and United Arab Emirates, Portugal, France, Germany, Turkey, China, Cayman Islands, Venezuela, Uruguay, Chile and one cheese processing plant in Argentina.

The wholly-owned subsidiary Plusfood Groep B.V. operates 2 meat processing plants located in the United Kingdom and The Netherlands.

The table below summarizes the direct and indirect ownership interests of the Company, as well as the activities in which these companies are engaged to:

1.1  Interest in subsidiaries:

Subsidiary	Main activity	Country	12.31.10	12.31.09	01.01.09

Perdigão Agroindustrial S.A.	Industrialization and commercialization of products	Brazil	-	-	100.00%
PSA Laboratório Veterinário Ltda. (k)	Veterinary activities	Brazil	88.00%	10.00%	10.00%
Sino dos Alpes Alimentos Ltda.	Industrialization and commercialization of products	Brazil	99.99%	99.99%	99.99%
PDF Participações Ltda	Holding	Brazil	1.00%	1.00%	1.00%
Sino dos Alpes Alimentos Ltda	Industrialization and commercialization of products	Brazil	0.01%	0.01%	0.01%
Vip S.A. Emp.Part.Imobiliárias (i)	Commercialization of ow ned real estate	Brazil	65.00%	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	Processing of dairy products	Argentina	10.00%	10.00%	10.00%
Avipal Nordeste S.A. (l)	Raising of poultry for slaughtering	Brazil	-	100.00%	100.00%
Avipal S.A. Construtora e Incorporadora (a)	Construction and real estate marketing	Brazil	100.00%	100.00%	100.00%
Avipal Centro-oeste S.A. (a)	Industrialização e comercialização de leite	Brazil	100.00%	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	Processing of dairy products	Argentina	90.00%	90.00%	90.00%
UP Alimentos Ltda	Industrialization and commercialization of products	Brazil	50.00%	50.00%	50.00%
Perdigão Trading S.A. (a)	Holding	Brazil	100.00%	100.00%	100.00%
PSA Laboratório Veterinário Ltda (k)	Veterinary activities	Brazil	12.00%	90.00%	90.00%
PDF Participações Ltda	Holding	Brazil	99.00%	99.00%	99.00%
Perdigão Export Ltd. (a)	Import and export of products	Cayman Islands	100.00%	100.00%	100.00%
Crossban Holdings GmbH	Holding	Austria	100.00%	100.00%	100.00%
Perdigão Europe Ltd. (r)	Import and export of products	Portugal	100.00%	100.00%	100.00%
Perdigão International Ltd	Import and export of products	Cayman Islands	100.00%	100.00%	100.00%
BFF International Ltd	Unrestricted activities	Cayman Islands	100.00%	100.00%	100.00%
Highline International (a)	Unrestricted activities	Cayman Islands	100.00%	100.00%	100.00%
Perdigão UK Ltd	Marketing and logistics services	England	100.00%	100.00%	100.00%
Plusfood Germany GmbH (c)	Import and export of products	Alemanha	100.00%	-	-
Perdigão France SARL	Import and export of products	France	100.00%	100.00%	100.00%
Perdigão Holland B.V.	Administrative services	Holland	100.00%	100.00%	100.00%
Plusfood Groep B.V.	Holding	Holland	100.00%	100.00%	100.00%
Plusfood B.V. (n)	Import and export of products	Holland	100.00%	100.00%	100.00%
Plusfood Wrexham (n)	Import and export of products	England	100.00%	-	-
Plusfood Constanta SRL (m)	Meat processsing	Italy	-	100.00%	100.00%
Plusfood Finance UK Ltd	Financial fund-raising	England	100.00%	100.00%	100.00%
Fribo Foods Ltd (n)	Import and export of products	England	-	100.00%	100.00%
Plusfood France SARL (p)	Import and export of products	France	-	100.00%	100.00%
Plusfood Iberia SL	Distribution of food products	Espanha	100.00%	100.00%	100.00%
Plusfood Italy SRL	Import and export of products	Italy	67.00%	67.00%	67.00%
BRF Brasil Foods Japan KK (q)	Import and export of products	Japan	100.00%	100.00%	100.00%
Brasil Foods PTE Ltd. (g)	Marketing and logistics services	Singapore	100.00%	100.00%	100.00%
Plusfood Hungary Trade and Service LLC. (h)	Import and export of products	Hungary	100.00%	100.00%	100.00%
Plusfood UK Ltd	Marketing and logistics services	England	100.00%	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH (b)	Holding	Austria	100.00%	100.00%	100.00%
Xamol Consul. Serv. Ltda (a)	Import and export of products	Portugal	100.00%	100.00%	100.00%
HFF Participações S.A. (l)	Holding	Brazil	-	100.00%	-
Sadia S.A. (l)	Industrialization and commercialization of products	Brazil	-	33.15%	-
Sadia S.A.	Industrialization and commercialization of products	Brazil	100.00%	66.85%	-
Sadia International Ltd.	Import and export of products	Cayman Islands	100.00%	100.00%	-
Sadia Uruguay S.A.	Import and export of products	Uruguay	100.00%	100.00%	-
Sadia Chile S.A.	Import and export of products	Chile	60.00%	60.00%	-
Sadia Alimentos S.A.	Import and export of products	Argentina	95.00%	95.00%	-
Sadia U. K. Ltd.	Commercialization of real estate and others	England	100.00%	100.00%	-
Concórdia Foods Ltd.	Commercialization of real estate and others	England	100.00%	100.00%	-
Vip S.A. Emp.Part.Imobiliárias (i)	Commercialization of ow ned real estate	Brazil	35.00%	-	-
Estelar Participações Ltda (a)	Holding	Brazil	99.90%	99.90%	-
Sadia Industrial Ltda.	Industrialization and commercialization of commodities	Brazil	99.90%	100.00%	-
Estelar Participações Ltda (a)	Holding	Brazil	0.10%	99.99%	-
Rezende Marketing e Comunicações Ltda. (e)	Advertising agency	Brazil	-	0.09%	-
Big Foods Ind. de Produtos Alimentícios Ltda. (d)	Manufacture of bakery products	Brazil	-	100.00%	-
Rezende Marketing e Comunicações Ltda. (e)	Advertising agency	Brazil	-	99.91%	-
Sadia Overseas Ltd.	Financial fund-raising	Cayman Islands	100.00%	100.00%	-
Sadia GmbH	Holding	Austria	100.00%	100.00%	-
Wellax Food Logistics C.P.A.S.U. Lda.	Import and export of products	Portugal	100.00%	100.00%	-
Sadia Foods GmbH	Import and export of products	Alemanha	100.00%	100.00%	-
Qualy B. V. (b)	Import and export of products	Holland	100.00%	100.00%	-
Sadia Japan KK.	Import and export of products	Japan	100.00%	100.00%	-
Concórdia Ltd. (o)	Holding	Russia	-	100.00%	-
Badi Ltd. (j)	Import and export of products	United Arab Emirates	100.00%	80.00%	-
AL-Wafi (f)	Import and export of products	Saudi Arabia	75.00%	-
Baumhardt Comércio e Participações Ltda.	Consulting	Brazil	73.94%	73.94%	-
Excelsior Alimentos S.A.	Slaughterhouse for pork	Brazil	25.10%	25.10%	-
Excelsior Alimentos S.A.	Slaughterhouse for pork	Brazil	46.01%	46.01%	-
K&S Alimentos S.A.	Industrialization and commercialization of products	Brazil	49.00%	49.00%	-

(a) Dormant subsidiaries.

(b) The wholly-owned subsidiary Acheron Beteiligung-sverwaltung GmbH owns 100 direct subsidiaries in Madeira Island, Portugal, with an investment of R$616, and the wholly-owned subsidiary Qualy B.V. owns 48 subsidiaries in the Netherlands, and the amount of this investment, as of December 31, 2010, is represented by a net capital deficiency of R$8,913, the purpose of these two subsidiaries is to operate in the European market to increase the Company’s share of this market, which is regulated by a system of poultry and turkey import quotas.

(c) Establishment of the wholly-owned subsidiary Plusfood Germany GmbH, in Germany, on September 8th, 2010.

(d) Merger of 100% of the equity units of the wholly-owned subsidiary Big Foods Ind. de Produtos Alimentícios Ltda. into Sadia in August 31st, 2010.

(e) The activities of the wholly-owned subsidiary Rezende Marketing e Comunicações Ltda. were discontinued in August 27th, 2010.

(f) Establishment of the wholly-owned subsidiary AL-Wafi in Saudi Arabia in August 2010.

(g) The name of the wholly-owned subsidiary Perdigão Asia PTE Ltd. was changed to Brasil Foods PTE Ltd. in August 2010.

(h) The name of the wholly-owned subsidiary Plusfood Hungary Kft. was changed to Plusfood Hungary Trade and Service LLC.

(i) The name of the wholly-owned subsidiary Avipal S.A. Alimentos was changed to Vip S.A. Empreendimentos e Participações Imobiliárias on January 4th, 2010. From August 8th, 2010 the wholly-owned subsidiary Sadia holds 35% of the interest in Vip S.A. Empreendimentos e Participações which used to be BRF’s direct wholly-owned subsidiary.

(j) In the second half of 2010, the wholly-owned subsidiary Sadia GmbH acquired 20% of the shares of Badi Ltd, becoming the holder of 100% of the investment for US$629.

(k) The change in the ownership interest of Perdigão Trading S.A. and BRF - Brasil Foods S.A. in PSA Laboratório Veterinário Ltda. arises from the corporate restructuring process carried out by management.

(l) Company merged on March 31st, 2010, the ownership interests held by this company was transferred to the parent company on this date.

(m) Disposal of ownership interest on March 31st, 2010.

(n) The shares of Plusfood Wrexham Ltd.  (new name of Fribo Foods Ltd.), which were fully held by the wholly-owned subsidiary Plusfood Finance UK Ltd., were transferred to the wholly-owned subsidiary Plusfood Groep B.V. on June 7th, 2010.

(o) Disposal of ownership interest on September 19th, 2009.

(p) Activities discontinued on October 22nd, 2010.

(q) The name of the wholly-owned subsidiary Perdigão Nihon K.K. was changed to Brasil Foods Japan K.K. on November 1st, 2010

(r) The name of the wholly-owned subsidiary Perdix was changed to Perdigão Europe on March 18th, 2009.

The Company has an advanced distribution system and uses 38 distribution centers, delivering its products to supermarkets, retail stores, wholesalers, food service stores and other institutional customers of the domestic market and exporting to more than 145 countries.

The BRF name adds value and reliability to a large number of brands, the principal of which are:  Batavo, Claybon, Chester®, Confiança, Delicata, Doriana, Elegê, Fazenda, Nabrasa, Perdigão, Perdix, in addition to licensed brands such as Turma da Mônica. The main brands of the subsidiary Sadia are: Fiesta, Hot Pocket, Miss Daisy, Nuggets, Qualy, Rezende, Sadia, Speciale Sadia, Texas and Wilson.

In April 2006, the Company’s shares were listed on the Novo Mercado corporate governance (“New Market of the São Paulo Stock Exchange”).

The Extraordinary Shareholders' Meeting held on July 8, 2009 approved that the shares issued by the Company started to be traded on the São Paulo Securities, Futures and Commodities Exchange (“BM&FBOVESPA”) under the new ticker BRFS3 and on the New York Stock Exchange (“NYSE”) under the new ticker BRFS, which replaced the former tickers PRGA3 and PDA, respectively.

1.2  Corporate restructuring

The Company has been following its sustainable growth plan since mid 2005, which is based on the acquisition of various companies and start of new businesses.

As a result of these acquisitions, the Company grew and diversified its businesses, increasing its market share in the poultry and pork markets and entering the dairy, margarine and beef markets.

The companies acquired were:

Company	Activity	Acquisition Year	Status
Sadia	Meat	2009	Wholly-owned subsidiary
HFF Participações	Holding	2009	Merged on 03.31.10
Eleva Alimentos	Dairy/meat	2008	Merged on 04.30.08
Cotochés	Dairy	2008	Merged on 12.31.08
Plusfood	Meat	2008	Wholly-owned subsidiary
Batávia S.A.	Dairy	2006/2007	Merged on 12.31.08
Paraíso Agroindustrial	Meat	2007	Merged on 08.01.07
Ava Comércio e Representação	Margarines	2007	Merged on 08.01.07
Sino dos Alpes	Meat	2007	Wholly-owned subsidiary
Mary Loize	Meat	2005	Merged on 12.31.08
Incubatório Paraíso	Meat	2005	Merged on 07.03.06
Perdigão Agroindustrial	Meat	-	Merged on 03.09.09

Within this growth process, the Company carried out comprehensive corporate and business restructuring actions, aimed at maintaining the sustainability of its businesses by streamlining its corporate structure, reducing operating, tax and finance costs, as well as by reorganizing its operating activities.

2.    MANAGEMENT’S STATEMENT, BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The Company’s financial statements are in accordance with the accounting practices adopted in Brazil comprise the rules issued by the Brazilian Securities Commission (“CVM”) and the pronouncements and interpretations of the Brazilian Accounting Pronouncements Committee (“CPC”), which are in conformity with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The individual financial statements of BRF have been prepared in accordance with the accounting practices adopted in Brazil and for presentation purposes, are identified as (“BR GAAP”) and differ from IFRS in relation to the evaluation of investments in associates and joint ventures, which were measured and recorded based on the equity accounting method rather than at cost or fair value, as is required by IFRS.

For the first time the Company prepared its consolidated financial statements according to the IFRS, the transition date adopted was January 1st, 2009, therefore, for presentation purposes are identified as (“BR GAAP and IFRS”).

The effects of adopting the new accounting rules on the previously reported shareholders’ equity and net income are presented in note 3.

The Company’s individual and consolidated financial statements, are expressed in thousands of Brazilian reais, as well as, the amount of other currencies disclosed in the financial statements, when applicable, were expressed in thousands.

The preparation of the Company’s financial statements requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities, as of the reporting date as disclosed in note 4.30. However, the uncertainty inherent to these judgments, assumptions and estimates could lead to results requiring a material adjustment to carrying amount of the affected asset or liability in future periods.

The settlement of the transactions involving these estimates can result in amounts that significantly differ from those recorded in the financial statements due to the lack of precision inherent to the estimation process. The Company reviews its judgments, estimates and assumptions on a quarterly basis.

The parent company and consolidated financial statements were prepared based on the historical cost except for the following material items recognized in the balance sheet:

•         derivative financial instruments measured at fair value;

•         derivative financial instruments measured at fair value through the statement of income ;

•         financial assets available for sale measured at fair value; and

•         assets and liabilities of acquired companies from January 1st, 2009 recorded initially at fair value.

3.    FIRST-TIME ADOPTION OF THE INTERNATIONAL ACCOUNTING STANDARDS

As from December 31, 2007, the Brazilian agencies responsible for accounting matters started to regulate Brazilian accounting practices in order for them to conform to the IFRS. The convergence process occurred in two stages: (1) in 2008, with the issuance of accounting pronouncements CPC 01 to CPC 14, which were applied by the Company to its individual and consolidated financial statements as of December 31, 2008; and (2) in 2009, with the issuance of accounting pronouncements CPC 15 to CPC 41 and 43 (except for CPC 34 – not yet issued), besides ICPCs and OCPCs, all of which were approved and also adopted by CVM.

The new accounting practices provided for in technical pronouncements CPC 15 to CPC 41 and 43 were initially adopted by the Company in the fiscal year ended December 31, 2010, and retrospectively applied to all the periods presented for comparative purposes. The transition date adopted by the Company was January 1, 2009, the date on which the opening balance sheets were prepared in accordance with the new accounting practices. Management understands that the pronouncements issued by CPC and approved by CVM conform to IFRS, below is a list of the new technical pronouncements adopted by the Company:

•         CPC 15 – Business Combinations, approved by CVM Deliberation No. 580/09 corresponding to IFRS 3;

•         CPC 16 (R1) – Inventories, approved by CVM Deliberation No. 575/09 corresponding to IAS 2;

•         CPC 20 – Borrowing Costs, approved by CVM Deliberation No. 577/09 corresponding to IAS 23;

•         CPC 21 – Interim Financial Reporting, approved by CVM Deliberation No. 581/09 corresponding to IAS 34 and IFRIC 20;

•         CPC 22 – Segment Reporting, approved by CVM Deliberation No. 582/09  corresponding to IFRS 8;

•         CPC 23 – Accounting policies, Changes in Accounting Estimates and Errors, approved by CVM Deliberation No. 592/09 corresponding to IAS 8;

•         CPC 26 – Presentation of Financial Statements, approved by CVM Deliberation No. 595/09 corresponding to IAS 21;

•         CPC 27 – Property, Plant and Equipment, approved by CVM Deliberation No. 583/09 corresponding to IAS 16;

•         CPC 29 – Biological Assets and Agricultural Products, approved by CVM Deliberation No. 596/09 corresponding to IAS 41;

•         CPC 32 – Income Taxes, approved by CVM Deliberation No. 599/09 corresponding to IAS 12 and SIC 21;

•         CPC 33 – Employee Benefits, approved by CVM Deliberation No. 600/09 corresponding to IAS 19 and IFRIC 14;

•         CPC 37 (R1) – First-time adoption of International Financial Reporting Standards (IFRS), approved by CVM Deliberation No. 609/09 corresponding to IAS 27;

•         CPC 41 – Earnings per Share, approved by CVM Deliberation No. 636/10 corresponding to IAS 33;

•         CPC 43 (R1) - First-time adoption of Technical Pronouncements 15 to 40, approved by CVM Deliberation No. 610/09;

•         ICPC 09 - Individual, Separate and Consolidated Financial Statements and Application of the Equity Method;

•         ICPC 10 – Clarifications on CPC 27 and CPC 28; and

•         ICPC 12 – Changes in Existing Decommissioning, Restoration and Similar Liabilities.

As a result of the convergence process, the Company, as of the transition date, applied certain voluntary exemptions provided for in the standards issued by CVM, as follows:

  Business combinations: the Company applied the exemption referring to business combinations, electing not to restate the business combinations carried out before the transition date. Goodwill calculated prior to the transition date was maintained and is subject to impairment testing every year.

  Use of deemed cost for property, plant and equipment: the Company elected not to measure property, plant and equipment at fair value as deemed cost taking into consideration that: (i) the cost method, net of a provision for losses, is the best method to value the Company’s PP&E; (ii) the Company’s PP&E is divided into well-defined classes of assets related to its operating activities; (iii) in 2009, the Company reviewed the estimated useful lives of its PP&E; and (iv) the Company has efficient controls over PP&E items that enable the identification of losses and changes in estimated useful lives.

  Actuarial gains and losses: the Company’s management recognized the actuarial gains and losses immediately through other comprehensive income, with immediate effect in the shareholders equity in the retained earnings. If an asset is determined in the end of the fiscal year and if this asset is above the asset ceiling, it will be recorded in shareholders equity through other comprehensive income at the transition date no asset was recognized by the Company.

The mandatory exemptions provided for in CVM standards were in accordance with the accounting practices previously adopted by the Company, and, therefore, had no impact on the consolidated and individual financial statements.

The amendments to the accounting practices applied in the preparation of the Company’s financial statements, previously disclosed, were as follows:

Reconciliation of shareholders’ equity

		Parent company		Consolidated
		12.31.10	01.01.09	12.31.10	01.01.09

Shareholders' equity disclosed according to prior accounting practices		13,164,164	4,137,626	13,134,650	4,110,618
Reversal of deferred assets	(a)	(133,541)	(11,653)	(201,940)	(172,052)
Other employees benefits	(b)	(105,962)	(84,225)	(112,243)	(84,225)
Transfer freight	(c)	(6,796)	-	(15,925)	(25,508)
Business combination	(d)	(5,098)	-	111,620	-
Effect of income taxes on the above adjustments	(e)	83,742	32,599	74,776	95,808
Effect of IFRSs/CPCs in interest in subsidiaries	(f)	23,943	(122,698)	-	-
Unrealized profit in sales to subsidiaries	(g)	(2,742)	(27,008)	-	-
Treasury shares	(h)	(26,772)	-	-	-
Shareholders' equity disclosed according to BR GAAP / IFRS		12,990,938	3,924,641	12,990,938	3,924,641

Reconciliation of income (loss) for the year

		12.31.09
		Parent Company	Consolidated

Net income disclosed according to prior accounting practices		96,161	120,427
Reversal of deferred assets	(a)	28,788	60,932
Other employees benefits	(b)	(14,746)	(21,027)
Transfer freight	(c)	(6,796)	9,583
Business combination	(d)	(44,002)	(22,901)
Effect of income taxes on the above adjustments	(e)	(2,464)	(23,999)
Effect of IFRSs/CPCs in interest in subsidiaries	(f)	41,808	-
Unrealized profit in sales to subsidiaries	(g)	24,266	-
Net income disclosed according to BR GAAP / IFRS		123,015	123,015

(a)    Deferred charges: upon first-time adoption of Law 11638/07, the Company’s Management elected to maintain the balance of deferred charges until its full realization, subject to analysis of its recovery pursuant to CVM Deliberation No. 527/07, subsequently amended by CVM Deliberation No. 639/10. In 2010, in order for BR GAAP to conform to IFRS, Management elected to change the accounting policy for deferred charges and wrote off the total balance against the retained earnings account of January 1, 2009, as presented in the table above. In the parent company financial statements this accounting practice was voluntarily adopted.

(b)    Other employee benefits: mainly comprised of benefits upon termination, such as medical plan, F.G.T.S. penalty, termination compensation and supplementary retirement plan, being mandatory the recognition of actuarial gains and losses directly in the specific account in the shareholders’ equity and cost of prior service recognized directly in the statement of income.

(c)    Transfer freight:  transfer freight expenditures, previously recorded as prepaid expenses, have been reclassified to inventories. The costs related to storage and distribution centers have been reclassified to the statement of income within selling expenses aiming to standardize accounting practices between the entities included in the consolidation in order to meet the requirements of CVM Deliberation No. 608/09.

(d)    Business combination: according to the previous accounting practice, goodwill represented the difference between the amount paid and the carrying amount attributed to the net assets acquired; however, pursuant to CVM Deliberation No. 580/09, goodwill should be the difference calculated between the net fair value of the assets acquired and liabilities assumed, including intangible assets, and, as a consequence, the business combination with Sadia, carried out on July 8, 2009, has been remeasured to comply with the prevailing legislation (refer to note 7).

(e)    Effect of deferred income tax and social contribution on the adjustments described in items (a) to (d) above.

(f)     Effect of equity method pick up of adjustments from (a) to (c) above.

(g)    Effect of unrealized profit and treasury shares in subsidiaries.

Additionally to the adjustments presented above and in order to attend the new accounting requirements, the Company’s management made some reclassification in the balance sheet and in the statement of income as presented below:

  Judicial deposits previously presented within the balance of provision for tax, civil and labor risks were reclassified to the non-current assets;

  The balance related to live animals for slaughtering previously classified as inventories was reclassified to the biological assets group in the current assets;

  The balance related to breeding animals previously classified in the property, plant and equipment group was reclassified to the biological assets group in the non-current assets;

  The balance related to derivatives transactions previously classified as loans and financing was reclassified to the other financial assets or liabilities;

  The assets available for sale previously classified in as other assets were reclassified to assets held for sale group;

  The non-controlling interest previously classified in a stand-alone group between liabilities and the shareholders’ equity was reclassified to the shareholders’ equity group; and

  For fiscal years presented for comparison purposes, the transaction related to assigned receivables in the domestic market made by the wholly-owned subsidiary Sadia ended on September 30, 2010, was reclassified from accounts receivable in current assets to loans and financing in current liabilities.

4.    SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

4.1.    Consolidation: includes the BRF’s financial statements and the financial statements of the directly and indirectly held subsidiaries where BRF has control. All transactions and balances between BRF and its subsidiaries have been eliminated upon consolidation, as well as the unrealized profits or losses arising from negotiations between the Company and its subsidiaries, and the related charges and taxes. Non-controlling interest is presented separately.

In the preparation of the consolidated financial statements, the Company applied CVM Deliberation No. 534/08, which approved the technical pronouncement CPC 02, addressing the Effects of Changes in Foreign Exchange Rates and Translation of Financial Statements. Pursuant to this Resolution, the Company must apply the following criteria for the consolidation of foreign subsidiaries:

•         Functional currency: the financial statements of each subsidiary included in the Company’s consolidated financial statements are prepared using the currency of the main economic environment where it operates.  The foreign subsidiaries adopt the real as their functional currency, except for the subsidiary Plusfood Groep B.V. and its subsidiaries, which adopt the Euro as their functional currency;

•         Investments: investments in affiliates are accounted for under the equity method. The financial statements of foreign subsidiaries are translated into Brazilian Reais in accordance with their functional currency using the following criteria:

Functional currency - Euro

•      Assets and liabilities are translated at the exchange rate at the end of the period.

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month.

•      The cumulative effects of gains or losses upon translation are directly recognized in the shareholders’’ equity.

Functional currency – Brazilian reais

•      Non-monetary assets and liabilities are translated at the historical rate of the transaction.

•      Monetary assets and liabilities are translated at the exchange rate effective at the end of the period.

•      Statement of income accounts are translated at the exchange rate obtained from the monthly average rate of each month.

•      The cumulative effects of gains or losses upon translation are directly recognized in the statement of income.

Pursuant to CVM Instruction No. 608/09, the subsidiary Sadia consolidated the financial statements of a foreign investment fund named Concórdia Foreign Investment Fund Class A. Sadia is the sole unit holder of this fund (exclusive fund). This investment fund has the specific purpose of centralizing the portfolio of investments abroad, outsourcing administrative functions.

The accounting practices have been consistently applied in all subsidiaries included in the consolidated financial statements and are consistent with the practices adopted by the parent company. The financial statements of the subsidiaries have been prepared for the same reporting date as the parent company.

4.2.    Business combinations: business combinations are accounted for using the acquisition method. The cost of an acquisition is the sum of the consideration transferred, valued based on the fair value at acquisition date, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Costs directly attributable to the acquisition must be accounted for as an expense when incurred.

When acquiring a business, Management evaluate the assets acquired and the liabilities assumed in order to classify and allocate them pursuant to the terms of the agreement, economic circumstances and the conditions at acquisition date.

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the net assets acquired (net assets identified and liabilities assumed). If the consideration is lower than the fair value of the net assets acquired, the difference should be recognized as a gain in the statement of income.

After initial recognition, goodwill is measured at cost, net of any accumulated impairment losses. For purposes of impairment testing, the goodwill acquired in a business combination, as from the acquisition date, should be allocated to each of the Company’s cash generating units expected to be benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquiree are attributed to these units.

4.3.    Segment information: an operating segment is a Company’s component that carries out business activities from which it can obtain revenues and incur expenses. The operating segments reflect how the Company’s management reviews financial information to make decisions and for which individual financial information is available. The Company’s management identified two segments operations for disclosure, the domestic and the foreign markets, which meet the quantitative and qualitative disclosure parameters. The segments identified for disclosure represent geographical sales areas, and, accordingly, information according to the characteristics of the products is also presented, based on their nature, as follows: meat and dairy, elaborated and processed products. Products of other nature were grouped as ‘other’, since they do not meet the quantitative parameters, nor do they have qualitative importance to the periods presented.

4.4.    Cash and cash equivalents: include cash on hand, bank deposits and highly liquid investments in fixed-income funds and/or securities with maturities, upon acquisition, of 90 days or less, which are readily convertible into known amounts of cash and subject to immaterial risk of change in value.   The investments classified in this group, due to their nature, are measured at fair value through the statement of income.

4.5.    Financial instruments: Financial assets and liabilities are classified based on the purpose for which they were acquired, and their classification is determined at the initial recognition of the financial instruments, being divided into the following categories: financial investments, loans, receivables, derivatives and other.

4.5.1.  Financial investments are financial assets that comprise public and private fixed-income securities, classified and recorded based on the purpose for which they were acquired, in accordance with the following categories:

•        Trading securities: acquired for sale or repurchase in the short term, initially recorded at fair value plus its variations, with a corresponding entry directly recorded in the statement of income for the year within interest income or expense;

•           Held to maturity: when the Company has the intention and financial ability to hold them up to maturity, the investments are recorded at cost, plus interest, inflation adjustment and exchange rate changes, when applicable, and recognized in the statement of income when incurred, within interest income or expense; and

•           Available for sale: this category is for all the financial assets that do not classified any of the categories above, which are measured at fair value, with variations recorded in the shareholders’ equity within other comprehensive income while the asset is not realized, net of taxes. Interest, inflation adjustments and exchange rate changes, when applicable, are recognized in the statement of income when incurred within interest income or expense.

4.5.2.  Derivatives measured at fair value: these are derivatives actively traded on organized markets, and their fair value is determined based on the amounts quoted on the market at the balance sheet date. These financial instruments are designated at initial recognition, classified as other financial assets and/or liabilities, with a corresponding entry in the statement of income within ‘Finance income or costs’ or ‘Cash flow hedge’, which are recorded in equity net of taxes.

4.5.3.  Hedge transactions: derivatives used to hedge exposures to risks or change the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in transactions abroad, and which: (i) are highly correlated as regards changes in their fair value in relation to the fair value of the hedged item, both at inception and throughout the life of the contract (effectiveness from 80% to 125%); (ii) are supported by documents that identify the transaction, the hedged risk, the risk management process and the methodology used to assess effectiveness; and (iii) are considered as effective in the mitigation of the risk associated with the hedged exposure.  Their accounting follows CVM Deliberation No. 604/09, which allows the application of the hedge accounting methodology with the effects of measurement at fair value recognized in equity and their realization in the statement of income under a caption corresponding to the hedged item.  The Company elected to apply this methodology to its hedge transactions that meet the criteria described above (refer to note 5.4).

4.5.4.   Loans and receivables: these are financial assets with fixed or determinable payments which are not quoted on an active market. Such assets are initially recognized at fair value plus any attributable transaction costs. After initial recognition, loans and receivables are measured at amortized cost under the effective interest rate method, less any impairment losses.

4.6. Adjustment to present value: the Company and its subsidiaries measure the adjustment to present value of outstanding balances of trade receivables, other rights, trade payables, social obligations and other long-term obligations. The Company adopts the weighted average of the cost of funding on the domestic and foreign markets to determine the adjustment to present value to the assets and liabilities previously mentioned, which corresponds to 6.33% per year. (6.13% per year as of December 31, 2009). The subsidiary Sadia calculated and recorded the adjustment to present value of trade receivables based on the rate used in each transaction, which corresponds to 4.5% per month, and for trade payables it used 100% of the Interbank Certificate of Deposit (CDI) that on December 31, 2010, corresponded to 9.75% a.a.

4.7. Trade receivables and other receivables: are recorded at the invoiced amount and adjusted to present value, when applicable, net of estimated losses on doubtful receivables.

The Company adopts procedures and analyses to establish credit limits and substantially does not require collateral from customers. In the event of default, collection attempts are made, which includes direct contact with customers and collection through third parties. Should these efforts not prove successful, court measures are considered and the notes are reclassified to non-current at the same time an estimated loss on doubtful receivables is recorded (refer to note 10).

4.8. Inventories: are stated at average cost, not exceeding market value or net realizable value.  The cost of finished products includes raw materials, labor, cost of production, transport and storage, all of which are related to making the products ready for sale. Provisions for obsolescence, adjustments to net realizable value, impaired items and slow-moving inventories are recorded when necessary. Production losses are recorded and are an integral part of the production cost of the respective month, whereas unusual losses, if any, are recorded directly as an expense for the year (refer to note 11).

4.9. Biological assets: pursuant to CVM Deliberation No. 596/09, agricultural activity is the management of the biological transformation of biological assets (living animals and/or plants) for sale, into agricultural produce, or additional biological assets.

The Company classifies living poultry and pigs as biological assets. The Company recognizes biological assets when it controls these assets as a result of a past event and it is probable that future economic benefits associated with these assets will flow to the Company and fair value can be reliably estimated.

Pursuant to CVM Deliberation No. 596/09, biological assets should be measured at fair value less selling expenses at the time they are initially recognized and at the end of each accrual period, except for cases in which fair value cannot be reliably estimated.

In Management’s opinion, the fair value of biological assets is substantially represented by cost, mainly due to the short life span of the animals and the fact that a significant share of the profits from our products arises from the manufacturing process rather than from the obtaining of fresh meat (raw material/ slaughter readiness). This opinion is supported by a fair value appraisal report prepared by an independent expert, which calculated an immaterial difference between the two methodologies. As a consequence, Management continued to record biological assets at cost.

4.10. Non-current assets held for sale: the assets included in this subgroup are those identified as unusable by the Company and whose sale has been authorized by Management; accordingly, there is a firm commitment to find a purchaser and conclude the sale are readily available at a reasonable price and unlikely changes in the sell plan . These assets are measured at carrying amount or fair value, whichever is lower, net of selling costs and are not depreciated or amortized.

4.11. Property, plant and equipment: stated at cost of acquisition or construction, less accumulated depreciation and impairment losses, when applicable. The costs of capitalized borrowings are recorded as an integral part of construction in progress, pursuant to CVM Deliberation No. 577/09.

Depreciation is recognized based on the estimated economic useful life of each asset on the straight-line basis. The estimated useful life, residual values and depreciation methods are annually reviewed and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

CVM Deliberation No. 527/07 requires an analysis of the recoverability of all the items included in this subgroup whenever there is an indication of impairment, since no item should remain recorded at an amount that exceeds realizable value, either by sale or use. The Company performed a recoverability test in the last quarter of 2010 and did not identify any items requiring adjustments.

Gains and losses on disposals are calculated by comparing the sales value with the residual book value and recognized in the income statement.

4.12. Intangible assets: are identifiable nonphysical assets, under the Company’s control and which generate future economic benefits.

Intangible assets acquired are measured at cost at the time they are initially recognized. The cost of intangible assets acquired in a business combination corresponds to the fair value at acquisition date. After initial recognition, intangible assets are stated at cost less accumulated amortization and impairment losses, when applicable. Internally-generated intangible assets, excluding development costs, are not capitalized and expenditure is recognized in the statement of income for the year in which it was incurred.

The useful life of intangible assets is assessed as finite or indefinite.

Intangible assets with a finite life are amortized over the economic useful life and reviewed for impairment whenever there is an indication of a reduction in the economic value of the asset. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. The amortization of intangible assets with a finite useful life is recognized in the statement of income as an expense consistently with the use of the intangible asset.

Intangible assets with an indefinite useful life are not amortized, but are annually tested for impairment on an individual basis or at the cash generating unit level. The Company records in intangible assets goodwill balance.

Goodwill recoverability was tested in the last quarter of 2010 and no adjustments to reflect an impairment loss were identified. Such test involved the adoption of assumptions and judgments, as detailed in note 19.

4.13. Income taxes and social contributions: in Brazil, these comprise Income Tax (IRPJ) and Social Contribution (CSLL), which are monthly calculated on taxable income, at the rate of 15% plus a 10% surtax for IRPJ and of 9% for CSLL, considering the offset of tax loss carryforwards, up to the limit of 30% of taxable income.

The income from foreign subsidiaries is subject to taxation in their home countries, pursuant to the local tax rates and standards (refer to note 15).

Deferred taxes represent credits and debits on IRPJ and CSLL tax losses, as well as temporary differences between the tax basis and the carrying amount. Deferred income tax and social contribution assets and liabilities are classified as non-current, as required by CVM Deliberation No. 595/09; when it is probable that these credits will not be used in the future, a provision is established for non-recovery of deferred taxes.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity. In the consolidated financial statements, the Company’s tax assets and liabilities can be offset against the tax assets and liabilities of the subsidiaries if, and only if, these entities have a legally enforceable right  to make or receive a single net payment and intend to make or receive this net payment, or recover the assets and settle the liabilities simultaneously; therefore, for presentation purposes, the balances of tax assets and tax liabilities are being disclosed separately (refer to note 15).

4.14. Accounts payable and trade accounts payable: are initially recognized at fair value and subsequently increased, if applicable, with the accrued charges, monetary and exchange variations incurred until the closing dates of the financial statements.

4.15. Provision for tax, civil and labor risks and contingent liabilities: provisions are established when the Company has a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The Company is a party to various lawsuits and administrative proceedings. The assessment of the likelihood of an unfavorable outcome in these lawsuits and proceedings includes the analysis of the evidence available, the hierarchy of the laws, available former court decisions, as well as the most recent court decisions and their importance to the Brazilian legal system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to reflect changes in the circumstances, such as the applicable statute of limitation, conclusions of tax inspections or additional exposures identified based on new matters or court decisions (refer to note 26).

A contingent liability recognized in a business combination is initially measured at fair value and subsequently measured at the higher of:

•         the amount that would be recognized in accordance with the accounting policy for the provisions above (CVM Deliberation No. 594/09); or

•         the amount initially recognized less, if appropriate, cumulative amortization recognized in accordance with the revenue recognition policy (CVM Deliberation No. 597/09).

As a result of the business combination with Sadia, the Company recognized contingent liabilities related to tax, civil and labor matters, as described in notes 7 and 26.

Costs incurred with disposal of assets are accrued based on the present value of the costs expected to settle the obligation using estimated cash flows, and are recognized as an integral part of the corresponding asset, or as a production cost, when incurred.

4.16. Leases: lease transactions in which the risks and rewards of ownership are substantially transferred are classified as finance leases. When there is no significant transfer of the risks and rewards of ownership, lease transactions are classified as operating leases.

Finance lease agreements are recognized in property, plant and equipment and in liabilities at the lower of the present value of the minimum mandatory installments of the agreement and the fair value of the asset, including, when applicable, the initial direct costs incurred in the transaction.    The amounts recorded in property, plant and equipment are depreciated and the underlying interest is recorded in the statement of income in accordance with the term of the lease agreement.

Operating lease agreements are recognized as expenses throughout the lease period (refer to note 23).

4.17. Share based payment: the Company provides share based payment for its executives, which are settled with Company shares. The Company adopts the provisions of CVM Deliberation No. 562/08, recognizing as an expense, on the straight-line basis, the fair value of the options granted, over the length of service required by the plan, with a corresponding entry to equity and/or liabilities. The fair value of the options is updated on a quarterly basis, in accordance with the assumptions available on the market (refer to note 24).

4.18. Actuarial assets and liabilities on employee benefits: The Company and its subsidiaries recognize actuarial assets and liabilities related to employee benefits (medical plan, fine F.G.T.S. and compensation for termination and retirement) in accordance with the criteria provided for in CVM Deliberation No. 600/09. Actuarial gains and losses are recognized in other operating income based on the actuarial report (refer to note 25).

The contributions made by the sponsors are recognized as an expense for the year.

The plan assets are the disposal of the Company’s creditors and cannot be directly paid to the Company. Fair value is based on information on the market price and, in the case of quoted securities, on the purchase price disclosed. The value of any defined benefit asset recognized is restricted to the sum of any past service costs not yet recognized and the fair value of any economic benefit available in the form of reductions in the plan’s future employer contributions.

4.19. Capital: common shares are classified as equity. Additional costs directly attributable to issue of shares are recognized as a deduction from equity, after any tax effects.

4.20. Repurchase of shares (treasury shares): when the capital recognized as equity is repurchased, the amount of compensation paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. The repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are subsequently sold or reissued, the value received is recognized as an increase in shareholders' equity and surplus or deficit arising is transferred to retained earnings.

4.21. Earnings per share: basic earnings per share are calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share are calculated by dividing the profit attributable to the holders of ordinary shares of the parent company by the weighted average number of ordinary shares in issue during the year, plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares (refer to note 28).

4.22. Determination of income: results from operations are recorded on the accrual basis.

4.23. Revenues: are recognized when the ownership and risks inherent to the product are substantially transferred to the customer, when the sales price is fixed and determinable, when there is evidence of a sales contract and when collection is reasonably assured.

Revenues are not recognized when there is substantial uncertainty as to their realization (refer to note 30).

Revenue is presented net of taxes, returns, rebates and discounts in the consolidated financial statements and also net of eliminations of sales between BRF and its subsidiaries.

In addition, the Company and its subsidiaries have incentive programs and sales discounts, which are accounted for as deductions from sales or selling expenses, based on their nature. These programs include discounts to customers for a good sales performance based on volumes and marketing actions carried out at the sales points.

4.24. Employee and management profit sharing: employees are entitled to profit sharing based on certain targets agreed upon on an annual basis, whereas managers are entitled to profit sharing based on the provisions of the by-laws. Profit sharing is proposed by the Board of Directors and approved by the stockholders. The profit sharing amount is recognized in the statement of income for the period in which the targets are attained (refer to note 29 b and 32).

4.25. Research and development: expenditures on research activities, undertaken with the opportunity to gain knowledge and understanding of science or technology, are recognized in income as incurred. Development activities involve a plan or project aimed at producing new or significantly improved. The development costs are capitalized only if development costs can be reliably measured, if the product or process is technically and commercially viable if the future economic benefits are probable, and if the Company has the intention and the resources to complete the development and use or sell the asset. The expenditures capitalized include the cost of materials, labor, manufacturing costs that are directly attributable to preparing the asset for its intended use, other development expenditures are recognized in income as incurred.

The capitalized development expenditures are measured at cost less accumulated amortization and loss on the impairment.

4.26. Financial revenues: include interest earnings on amounts invested (including available for sale financial assets), dividend income (except for dividends received from equity investees evaluated by the Company), gains on disposal of available for sale financial assets, changes in fair value of financial assets measured at fair value through income and gains on hedging instruments that are recognized in income. Interest income is recognized in earnings through the effective interest method. The dividend income is recognized in the statement of income on the date that the Company's right to receive payment is established. The distributions received from investees that are recorded under equity reduce the value of the investment.

4.27. Subsidies and tax incentives: the Company has Value-added Tax on Sales and Services (ICMS) benefits for investments mainly granted by the governments of the states of Santa Catarina, Goiás, Pernambuco, Mato Grosso, São Paulo, Minas Gerais, Bahia and the Federal District. These tax incentives are directly linked to the operation of production units, creation of jobs and social and economic development in the respective states, and are directly recorded in the statement of income in the amount of R$23,091 on December 31, 2010 (R$21,664 on December 31, 2009) . If the tax incentives generate future obligations, these obligations are recognized at their initial fair value and recorded in the statement of income as fulfilled, with a corresponding entry to the tax benefits received.

The subsidiary Sadia received as a donation a plot of land located in the state of Pernambuco, whose fair value as of December 31, 2009 is R$4,139. The donation is conditioned on the construction of a production unit, which will create jobs and contribute to the economic and social development of the region. In compliance with CVM Deliberation No. 555/08, the fair value of the land, obtained through appraisals carried out by real estate agencies in the region, was recognized in PP&E with a corresponding entry to long-term obligations. The value of the land will be recognized in the statement of income as the production unit is depreciated.

4.28. Dividends and interest on capital:  the proposal for payment of dividends and interest on capital made by the Company’s Management which is within the portion equivalent to the mandatory minimum dividend is recorded in current liabilities, for it is regarded as a legal obligation provided for in the by-laws; on the other hand, the dividends that exceed the mandatory minimum dividend, declared by Management before the end of  the accounting period covered by the financial statements, not yet approved by the stockholders, is recorded as  ‘Additional dividend proposed’ in shareholders’ equity.

For financial statement presentation purposes, interest on capital is stated as an allocation of income directly in equity (refer to note 27 d).

4.29. Translation of foreign-currency denominated assets and liabilities:  As mentioned in item 4.1 above, the balances of assets and liabilities of foreign subsidiaries are translated into Brazilian Reais using the exchange rates in effect at the balance sheet date and statement of income accounts are translated at the monthly rates in effect.

The exchange rates in Brazilian Reais in effect at the date of the balance sheets translated were as follows:

Final Rate	12.31.10	12.31.09	01.01.09
U.S. Dollar (US$)	1.6662	1.7412	2.3370
Euro (€)	2.2280	2.5073	3.2382
Pound (£)	2.5876	2.8241	3.4151

Average rates
U.S. Dollar (US$)	1.7593	1.9935	1.8375
Euro (€)	2.3315	2.7631	2.6698
Pound (£)	2.7172	3.1092	3.3308

4.30. Accounting judgments, estimates and assumptions: As mentioned in note 2, in the process of applying the Company’s accounting policies, Management made the following judgments which have a material impact on the amounts recognized in the financial statements:

•         impairment of non-financial assets;

•         share-based payment transactions;

•         loss on the reduction of recoverable value of taxes;

•         retirement benefits;

•         measurement at fair value of items related to business combinations;

•         fair value of financial instruments;

•         provision for tax, civil and labor risks;

•         estimated losses on doubtful receivables;

•         biological assets; and

•         useful lives of property, plant and equipment.

The Company reviews estimates and underlying assumptions used in its accounting estimates at least on a quarterly basis. Revisions to accounting estimates are recognized in the financial statements in the period in each the estimates are revised.

4.31. Statement of added value: the Company prepared statements of value added (DVA) and consolidated in accordance with CVM Deliberation No. 557/08, which are submitted as part of the financial statements in accordance with BR GAAP. It represents for IFRS additional financial information.

5.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

5.1  Overview

In the normal course of its business, the Company is exposed to market risks related mainly to the fluctuation of interest rates, foreign exchange rates and commodity prices. The Company utilizes hedging instruments to mitigate its exposure to these risks, based on a Financial Risk Management Policy (“Risk Policy”) under the management of the Financial Risk Management Committee, Board of Executive Officers and Board of Directors.

The Company has policies and procedures for the administration of such exposures and can use hedging instruments, provided they are approved by the Board of Directors, to reduce the impacts of these risks. Such policies and procedures include the monitoring of the levels of exposure to each market risk and its measurement, including an analysis based on the accounting exposure and forecast of future cash flows, besides setting limits for decision making. All the instruments used by the Company are aimed at: (i) protection of the foreign exchange exposure of its debt and cash flow; (ii) exposure of interest rates; and (iii) exposure of price variation of some commodities.

The Board of Directors plays a crucial role in the financial risk management structure as responsible for approval of the Risk Policy prepared by the Financial Risk Management Committee and for the supervision of the performance of this policy, verifying if the established limits are being respected. Moreover, the Board of Directors defines the limits of tolerance of the different risks identified as acceptable for the Company on behalf of its shareholders.

The Board of Directors is in charge of the evaluation of the Company’s positioning for each risk identified, according to the guidelines enacted by the Board of Directors. In addition, it is responsible for the approval of: (i) the action plans defined for the alignment of risks with the defined tolerance; (ii) the performance indicators to be used in risk management; (iii) the overall limits; and (iv) the evaluation of suggestions for refinements in the policy.

The Financial Risk Management Committee is in charge of the execution of the Risk Policy. It is this committee that supervises the risk management process, plans and verifies the impact of the decisions implemented, evaluates and approves hedging alternatives, monitors and keeps track of the levels of exposure and the fulfillment of the policy, keeps track of the performance of hedging operations through reports and evaluates the scenarios to be applied in the operations, in the cash flow and in the indebtedness of the Company, in conformity with the established policy.

In the Risk Policy the Company determines the strategies to be adopted, and  the Management contracts hedging instruments that are approved within the delegation of authority levels. The Board of Directors, Board of Executive Officers and Financial Risk Committee have different levels of  authority where each one acts within the limits pre-established in this Policy.

The Policy does not authorize the Company to contract leveraged transactions in derivative markets, and determines that individual hedge operations (notional) must be limited to 2.5% of the Company’s shareholders’ equity.

The inclusion and updating of transactions are recorded in the Company’s operating systems, with proper segregation of duties in the reconciliations with the counterparties, with validation by the back-office and daily monitoring by the financial area.

Given the objective of utilizing hedging transactions to mitigate the risks and the uncertainties to which the Company is exposed, the results obtained in the period meet the established objectives.

As allowed by CVM Deliberation No. 604/09, the Company applies hedge accounting rules to its derivative instruments classified as cash flow hedge, as determined in its Risk Policy. The cash flow hedge consists of hedging exposure against variability of the cash flow that (i) is attributable to a particular risk associated with a recognized asset or liability, or (ii) a highly probable predicted transaction, and (iii) could affect profit and loss.

One of the purposes of the Risk Policy is to determine parameters of use of financial instruments, including derivatives, which are designed to protect the operating and financial assets and liabilities, exposed to foreign exchange rate, and commodity price variation. The finance department is responsible for the fulfillment of the Risk Policy.

5.2.Interest rate risk management

The interest rate risk is the risk of the Company suffering economic losses due to adverse changes in the interest rates, which may be caused by factors related to economic crises and/or alteration of monetary policy in the domestic and foreign market, etc. This exposure refers mainly to changes in the market interest rates that affect Company liabilities and assets indexed by the LIBOR, TJLP (long-term interest rate), UMBNDES (monetary unit of the Brazilian Development Bank) or CDI (interbank deposit certificate) rate, besides possible derivative transactions involving fixed rate positions against one of the above mentioned indexes that could give rise to unrealized and/or realized losses  originated by the determination of the fair market value (mark to market).

The Company’s Risk Policy does not restrict exposure to the different interest rates and does not establish limits between fixed and floating rates either.

The Company continually monitors market interest rates, aiming to evaluate the potential need to enter in contracts to serve as hedge against the volatility of these rates. These transactions are basically characterized by changing from floating rate to fixed rate. Such transactions were designated by the Company as cash flow hedge.

The Company seeks to maintain a stable correlation between its current and non-current term indebtedness, maintaining a higher portion in the non-current term.

The Company’s indebtedness is essentially tied to the LIBOR, fixed coupon (“R$ and USD”), TJLP and UMBNDES rates. In the event of adverse changes in the market that result in LIBOR hikes, the cost of the floating indebtedness rises and on the other hand, the cost of the fixed indebtedness decreases in relative terms. The same consideration is also applicable to the TJLP.

With regards to the Company's cash and equivalents, the main index is the CDI for investments in the domestic market and fixed coupon (“USD”) for investments in the foreign market. In the event of a CDI increase, impacts become favorable, while in the event of a CDI decrease, results become unfavorable.

The table below summarizes the changes in the interest rates and the impacts for the Company.

Interest fixed rate risk				Interest floating rate risk
Index	Exposure	Variation	Impact	Index	Exposure	Variation	Impact
CDI	Cash and cash equivalents	+	-	CDI	Cash and cash equivalents	+	+
CDI	Cash and cash equivalents	-	+	CDI	Cash and cash equivalents	-	-
CDI	Liabilities	+	+	CDI	Liabilities	+	-
CDI	Liabilities	-	-	CDI	Liabilities	-	+
LIBOR /Cupom USD	Cash and cash equivalents	+	-	TJLP	Liabilities	+	-
LIBOR /Cupom USD	Cash and cash equivalents	-	+	TJLP	Liabilities	-	+
LIBOR /Cupom USD	Liabilities	+	+	LIBOR	Liabilities	+	-
LIBOR /Cupom USD	Liabilities	-	-	LIBOR	Liabilities	-	+

During the year of 2010, the Monetary Policy Committee (“COPOM”) started a basic interest rate hiking cycle, bringing it up from 8.75% to 10.75% per annum. Accordingly, the financial income originating from investments subject to CDI variation increased. On the other hand, with the expectation of maintenance of interest rates in other markets, LIBOR remained at historically low levels, reducing the financial expenses associated  to this indicator.

The results obtained in relation to the objectives proposed by the Company concerning exposure to interest rates were attained in the year 2010.

5.3. Foreign exchange risk management

Foreign exchange risk is the risk of fluctuations of foreign currency exchange rates causing the Company to incur unexpected losses, leading to a reduction of the values of assets or an increase of the amounts of obligations. The main exposures to which the Company is subject, as regards foreign exchange variations, refer to the fluctuation of the US Dollar and also of the Euro and of the British Pound in relation to the Brazilian Real.

The aim of the Company’s Risk Policy is the prevention from excessive exposure to the risks of foreign exchange variations by balancing its assets not denominated in Brazilian Reais against its obligations also not denominated in Brazilian reais, thus protecting the Company’s balance sheet. For this purpose, the Company can make use of over-the-counter transactions (swaps) and transactions on the futures exchange (see table below).

The subsidiary Sadia does not have outstanding derivative contracts.

5.3.1. Breakdown of the balances of exposure in foreign currency

Foreign currency denominated assets and liabilities are shown as follows:

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09
Cash and cash equivalents and marketable securities	166,691	185,052	11,010	2,493,006	2,133,943	1,205,219
Trade accounts receivable - third parties	65,869	35,577	27,788	951,041	666,310	708,491
Accounts receivable from subsidiaries	186,752	717,925	1,238	-	-	-
Swap agreements	-	(78,803)	(24,000)	-	(78,803)	826,450
Dollar futures agreements	121,336	122,751	-	121,336	122,751	327,529
Forward Contracts (NDF) (a)	-	-	-	(241,738)	(211,268)	-
Loans and financing	(863,737)	(1,309,416)	(1,078,902)	(4,016,076)	(4,484,361)	(4,072,604)
Pre-payment exports designated as hedge accounting	803,955	-	-	803,955	-	-
Other operating assets and liabilities, net (b)	(587,391)	(979,784)	(743,638)	15,494	(5,091)	154,732
	(106,525)	(1,306,698)	(1,806,504)	127,018	(1,856,519)	(850,183)

Foreign exchange exposure in R$	(106,525)	(1,306,698)	(1,806,504)	127,018	(1,856,519)	(850,183)
Foreign exchange exposure in US$	(63,933)	(750,458)	(773,001)	76,232	(1,066,230)	(363,792)

(a) Offshore non-deliverable forwards (NDFs) not designated as hedge accounting, impacting financial result and not shareholders' equity.

(b) Basically refers to the acquisition of inventories and suppliers.

The Company's total foreign exchange exposure is US$76,232 and is within the limit established by the Risk Policy.

Moreover, the Company’s Risk Policy aims to protect the operating revenues and costs that involve operations resulting from the business activity, such as estimates of exports and purchases of raw materials. For this purpose, the Company uses hedge instruments, approved in the Risk Policy, focused mainly on the protection of its foreign currency denominated projected cash flow.

On December 31, 2010, the Company had NDF transactions, purchase of dollar put options in the amount of US$480,000 and export prepayments (“PPEs”) in the amount of US$482,508, designated as effective hedge accounting (unrealized gains or losses deferred in shareholders’ equity up to the maturity date, where results will be fully allocated in the operating revenue group. On the same date, the Company held short position of EUR187,000 and GBP43,500.

With the intention of performing active management and following the Risk Policy, the Company performs daily monitoring, through reports issued by the financial area and validated by the back-office area, on cash flow needs and foreign exchange exposure.

5.3.2. Breakdown of the balances of derivative financial instruments

The positions of outstanding derivatives on December 31, 2010 and 2009 and January 1, 2009 are as follows:

BR GAAP and IFRS
Consolidated 12.31.10
					Reference
	Subject to				value	Market
Instrument	hedge	Maturity	Receivable	Payable	(notional)	value (1)

NDF	Exchange rate	From 01/2011 to 11/2011	R$ (Pre - 9.66%)	US$ (EV)	716,466	54,541

NDF	Exchange rate	From 01/2011 to 11/2011	R$ (Pre - 9.49%)	EUR (EV)	416,636	22,974

NDF	Exchange rate	From 01/2011 to 11/2011	R$ (Pre - 9.40%)	GBP (EV)	112,561	7,862

NDF	Exchange rate	From 01/2011 to 06/2011	R$ (Pre - 8.21%)	US$ (EV)	241,738	11,149

NDF	Exchange rate	03/2011	US$ (Pre - 0.23%)	EUR (EV)	100,260	(1,677)

Swap	Exchange rate	07/2013	US$ (EV) + 7%	R$ (76% of the CDI)	56,112	(756)

Swap	Exchange rate	From 01/2011 to 12/2013	US$ (EV) + LIBOR 3M + 3.83%	R$ (97.50% of CDI)	330,750	(42,793)

Swap	Interest rate	From 01/2010 to 08/2013	US$ (EV) + LIBOR 3M + 0.25%	US$ (EV) +2.37%	172,230	(3,951)

Swap	Interest rate	05/2012	US$ (EV) + LIBOR 3M + 3.85%	US$ (EV) + 5.78%	62,787	(886)

Swap	Interest rate	From 01/2011 to 08/2013	US$ (EV) + LIBOR 6M + 0.80%	US$ (EV) + 3.77%	838,762	(23,780)

Swap	Interest rate	11/2012	US$ (EV) + LIBOR 12M + 0.71%	US$ (EV) + 3.70%	198,025	(6,974)

Options	Exchange rate	01 and 02/2011	R$	US$ (EV)	85,461	2,068

Options	Live cattle	From 08 to 11/2011	R$	R$	44,039	(225)

Futures contracts	Exchange rate	02/2011	US$ (EV)	R$	121,336	(1,104)

Futures contracts	Live cattle	From 01 to 10/2011	R$	R$	4,422	(17)

					3,501,584	16,432

BR GAAP and IFRS
Consolidated 12.31.09
					Reference
	Subject to				value	Market
Instrument	hedge	Maturity	Receivable	Payable	(notional)	value (1)
NDF	Exchange rate	06/2010	R$ 8.39% p.y.	US$	786,667	20,918

NDF	Exchange rate	06/2010	R$ 6% p.y.	US$	211,268	2,721

Swap	Exchange rate	From 01/2010 to 07/2013	US$ + 7%	76% of CDI	56,112	279

Swap	Exchange rate	09/2011	118.5% of CDI	US$ + 83% CDI	86,144	2,465

Swap	Exchange rate	12/2011	US$ + LIBOR 3M + 3.83%	97.83% of CDI	330,750	(51,190)

Swap	Interest rate	08/2012	US$ + LIBOR 3M + 1.76%	US$ + 4.74%	146,362	(4,712)

Swap	Interest rate	08/2013	US$ + LIBOR 6M + 0.70%	US$ + 3.77%	838,762	(24,741)

Swap	Interest rate	12/2012	US$ + LIBOR 12M + 0.71%	US$ + 3.69%	198,025	(5,262)

Future contract	Exchange rate	02/2010	US$	R$	122,751	20
					2,776,841	(59,502)

BR GAAP and IFRS
Consolidated 01.01.09
					Reference
	Subject to				value	Market
Instrument	hedge	Maturity	Receivable	Payable	(notional)	value (1)
Swap	Interest rate	07/2009	9.31% p.y.	93.72% of CDI	11,944	(52)

Swap	Exchange rate	From 01/2009 to 09/2009	US$ + 4.75%	100% of CDI	613,802	60,530

Swap	Exchange rate	02/2009	16.09% p.y.	US$	8,364	(2,871)

Swap	Exchange rate	From 07/2009 to 12/2011	US$ + 7%	76% CDI	56,112	5,691

Swap	Exchange rate	From 03/2009 to 09/2011	118.5% CDI	US$ + 83% CDI	86,144	(19,084)

Swap	Exchange rate	From 04/2009 to 01/2013	US$ + LIBOR 6M + 3.61%	96.67% CDI	215,495	(31,573)

Swap	Interest rate	From 02/2009 to 08/2013	US$ 4.08%	US$ (LIBOR) + 0.62%	554,152	(34,976)

Swap	Exchange rate	From 01/2009 to 02/2009	US$	US$	51,147	7,682

NDF	Exchange rate	From 01/2009 to 06/2009	15.31% p.y.	US$	382,881	(37,431)

NDF	Exchange rate	From 02/2008 to 03/2009	13.52% p.y.	Euro	26,649	(5,310)

Future contract	Exchange rate	02/2009	US$	R$	327,529	(10,107)
					2,334,219	(67,501)

(1)   The market value determination method used by the Company consists of calculating the future value based on the contracted conditions and determining the present value based on market curves, extracted from the database of Bloomberg and BM&F.

The Company contracted swap operations, NDF and futures contracts with the objective of minimizing the effects of the changes in the exchange rates and for protection against the interest rate variations.

Management understands that the results obtained with these derivative operations are in full compliance with the Risk Policy adopted by the Company.

5.4.     Gains and losses of derivative financial instruments for hedge

The amounts of realized and unrealized gains and losses of financial instruments recorded in the year affected the Company’s net income in the accounts of financial income or expenses as well as shareholders’ equity, as shown below:

	BR GAAP
	Parent company
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09
	Shareholders'	Shareholders'	Shareholders'
	equity	equity	equity	Income (loss)	Income (loss)
Derivatives intended for protection
Exchange risks	46,024	(27,529)	-	(2,128)	-
Interest rate risk	(28,829)	(34,714)	(7,202)	(5,875)	-
Subtotal	17,195	(62,243)	(7,202)	(8,003)	-

Derivatives intended for financial results
Interest rate risk	-	-	-	(886)	-
Exchange risks	-	-	-	(1,104)	21
Market risk of live cattle	-	-	-	(242)	-
Subtotal	-	-	-	(2,232)	21
Total	17,195	(62,243)	(7,202)	(10,235)	21

	BR GAAP and IFRS
	Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09
	Shareholders'	Shareholders'	Shareholders'
	equity	equity	equity	Income (loss)	Income (loss)
Derivatives intended for protection
Exchange risks	46,024	(27,529)	-	(2,128)	-
Interest rate risk	(28,829)	(34,714)	(57,771)	(5,875)	-
Subtotal	17,195	(62,243)	(57,771)	(8,003)	-

Derivatives intended for financial results
Interest rate risk	-	-	-	(886)	-
Exchange risks	-	-	1,594	8,368	(2,741)
Market risk of live cattle	-	-	-	(242)	-
Subtotal	-	-	1,594	7,240	(2,741)
Total	17,195	(62,243)	(56,177)	(763)	(2,741)

5.4.1     Breakdown of the balances of financial instruments by category – except derivatives:

	BR GAAP
	Parent company
	12.31.10

	Loans and	Available	Trading	Held to
	receivables	for sale	securities	maturity	Loans	Total
Assets
Amortized cost
Marketable securities	-	-	-	27	-	27
Credits Notes	1,216,544	-	-	-	-	1,216,544

Trade accounts receivable	29,515	-	-	-	-	29,515
Fair value						-
Marketable securities	-	1,679	620,424	-	-	622,103
Liabilities						-
Amortized cost						-
Loans and financing in local currency	-	-	-	-	(1,364,658)	(1,364,658)
Loans and financing in foreign currency	-	-	-	-	(863,737)	(863,737)
Total	1,246,059	1,679	620,424	27	(2,228,395)	(360,206)

	BR GAAP and IFRS
	Consolidated
	12.31.10

	Loans and	Available	Trading	Held to
	receivables	for sale	securities	maturity	Loans	Total
Assets
Amortized cost
Marketable securities	-	-	-	280,629	-	280,629
Credits Notes	2,706,782	-	-	-	-	2,706,782
Trade accounts receivable	41,667	-	-	-	-	41,667
Fair value						-
Marketable securities	-	337,318	623,512	-	-	960,830
Liabilities						-
Amortized cost						-
Loans and financing in local currency	-	-	-	-	(3,216,073)	(3,216,073)
Loans and financing in foreign currency	-	-	-	-	(3,986,866)	(3,986,866)
Total	2,748,449	337,318	623,512	280,629	(7,202,939)	(3,213,031)

	BR GAAP
	Parent company
	12.31.09

	Loans and	Available	Trading	Held to
	receivables	for sale	securities	maturity	Loans	Total
Assets
Amortized cost
Marketable securities	-	-	-	27	-	27
Credits Notes	1,593,825	-	-	-	-	1,593,825

Trade accounts receivable	25,982	-	-	-	-	25,982
Fair value						-
Marketable securities	-	1,991	617,877	-	-	619,868
Liabilities						-
Amortized cost						-
Loans and financing in local currency	-	-	-	-	(1,677,753)	(1,677,753)
Loans and financing in foreign currency	-	-	-	-	(1,309,416)	(1,309,416)
Total	1,619,807	1,991	617,877	27	(2,987,169)	(747,467)

	BR GAAP and IFRS
	Consolidated
	12.31.09

	Loans and	Available	Trading	Held to
	receivables	for sale	securities	maturity	Loans	Total
Assets
Amortized cost
Marketable securities	-	-	-	438,601	-	438,601
Credits Notes	2,279,346	-	-	-	-	2,279,346
Trade accounts receivable	33,217	-	-	-	-	33,217
Fair value						-
Marketable securities	-	328,627	2,254,982	-	-	2,583,609
Liabilities						-
Amortized cost						-
Loans and financing in local currency	-	-	-	-	(4,569,660)	(4,569,660)
Loans and financing in foreign currency	-	-	-	-	(4,484,361)	(4,484,361)
Total	2,312,563	328,627	2,254,982	438,601	(9,054,021)	(3,719,248)

	BR GAAP
	Parent company
	01.01.09

	Loans and	Available	Trading	Held to
	receivables	for sale	securities	maturity	Loans	Total
Assets
Amortized cost
Marketable securities	-	-	-	263	-	263
Credits Notes	354,677	-	-	-	-	354,677

Trade accounts receivable	26,897	-	-	-	-	26,897
Fair value						-
Marketable securities	-	-	42,010	-	-	42,010
Liabilities						-
Amortized cost						-
Loans and financing in local currency	-	-	-	-	-	-
Loans and financing in foreign currency	-	-	-	-	-	-
Total	381,574	-	42,010	263	-	423,847

	BR GAAP and IFRS
	Consolidated
	01.01.09

	Loans and	Available	Trading	Held to
	receivables	for sale	securities	maturity	Loans	Total
Assets
Amortized cost
Marketable securities	-	-	-	263	-	263
Credits Notes	1,493,259	-	-	-	-	1,493,259
Trade accounts receivable	48,746	-	-	-	-	48,746
Fair value						-
Marketable securities	-	82,297	660,144	-	-	742,441
Liabilities						-
Amortized cost						-
Loans and financing in local currency	-	-	-	-	(1,228,147)	(1,228,147)
Loans and financing in foreign currency	-	-	-	-	(4,070,528)	(4,070,528)
Total	1,542,005	82,297	660,144	263	(5,298,675)	(3,013,966)

5.5. Breakdown of the balances of financial instruments designated for cash flow hedge accounting and export revenues

The Company executed the formal designation of its operations for hedge accounting treatment for the derivative financial instruments to protect cash flows and export revenues, documenting: (i) the relationship of the hedge, (ii) the objective and risk management strategy of the Company in executing the hedge, (iii) the identification of the financial instrument, (iv) the hedge object or transaction, (v) the nature of the risk to be hedged, (vi) the description of the hedge relationship, (vii) the demonstration of correlation between the hedge transaction and the hedge object, when applicable, and (viii) prospective demonstration of the effectiveness of the hedge.

Hedged items for which Company designates hedge accounting are highly probable and present almost a perfect combination with the hedge transaction in terms of effectiveness. In other words P&L statements reflect matching results consistent with initial coverage intention.

The Company recorded the unrealized results in the shareholders’ equity of the designated derivatives for interest rates and exchange rates risks.

The impacts referring to the interest swap positions are shown below:

BR GAAP e IFRS
Consolidated
12.31.10
			Maturity	Swap accrual balance (amortized cost)		Swap MTM balance
Hedge instrument	Hedged object	Protected risk	date	Asset	Liability	Asset	Liability
Swap contract of US$65.000 (assets Libor 6 months +1.75%/ liabilities 4.22%)	Debt of US$65.000 interest of Libor 6 months + overlibor 1,75%	Libor post x Pre fixed rate	07.25.12	925	(1,595)	216,209	(218,087)

Swap contract of US$75.000 (assets Libor 6 months / liabilities 4.06%)	Debt of US$75.000 interest of Libor 6 months + overlibor 0,9%	Libor post x Pre fixed rate	07.22.13	281	(1,788)	367,056	(373,000)

Swap contract of US$30.000 (assets Libor 6 months +0.8%/ liabilities 4.31%)	Debt of US$30.000 interest of Libor 6 months + overlibor 0,8%	Libor post x Pre fixed rate	08.23.13	207	(688)	195,819	(198,424)

Swap contract of US$20.000 (assets Libor 6 months +0.8%/ liabilities 4.36%)	Debt of US$20.000 interest of Libor 6months + overlibor 0,8%	Libor post x Pre fixed rate	07.19.13	203	(605)	130,919	(132,697)

Swap contract of US$10.000 (assets Libor 3 months +0.5%/ liabilities 3.96%)	Debt of US$10.000 interest of Libor 3 months + overlibor 0,5%	Libor post x Pre fixed rate	08.20.12	15	(73)	114,311	(115,085)

Swap contract of US$20.000 (assets Libor 3 months +0.5%/ liabilities 3.96%)	Debt of US$20.000 interest of Libor 3 months + overlibor 0,5%	Libor post x Pre fixed rate	08.15.12	34	(172)	228,725	(230,284)

Swap contract of US$20.000 (assets Libor 3 months +0.5%/ liabilities 3.96%)	Debt of US$20.000 interest of Libor 3 months + overlibor 0,5%	Libor post x Pre fixed rate	08.10.12	38	(191)	228,814	(230,375)

Swap contract of US$20.000 (assets Libor 6 months / liabilities 3.82%)	Debt of US$20.000 interest of Libor 6 months + overlibor 1,45%.	Libor post x Pre fixed rate	03.20.13	45	(364)	97,994	(99,517)

Swap contract of US$30.000 (assets Libor 6 months / liabilities 3.79%)	Debt of US$30.000 interest of Libor 6 months + overlibor 1,45%.	Libor post x Pre fixed rate	02.13.13	90	(668)	147,355	(149,555)

Swap contract of US$25.000 (assets Libor 6 months +1.65%/ liabilities 4.15%)	Debt of US$25.000 interest of Libor 6 months + overlibor 1,65%	Libor post x Pre fixed rate	05.10.13	97	(192)	122,972	(124,009)

Swap contract of US$50.000 (assets Libor 6 months +0.6%/ liabilities 2.98%)	Debt of US$50.000 interest of Libor 6 months + overlibor 0,60%	Libor post x Pre fixed rate	12.19.12	524	(1,172)	407,829	(411,031)

Swap contract of US$50.000 (assets Libor 6 months +0.6%/ liabilities 2.99%)	Debt of US$50.000 interest of Libor 6 months + overlibor 0,60%	Libor post x Pre fixed rate	11.26.12	29	(83)	324,673	(327,227)

Swap contract of US$50.000 (assets Libor 6 months +1.55%/ liabilities 3.55%)	Debt of US$50.000 interest of Libor 6 months + overlibor 1,55%	Libor post x Pre fixed rate	07.02.12	784	(1,209)	166,655	(167,714)

Swap contract of US$50.000 (assets Libor 12 months +0.71%/ liabilities 3.57%)	Debt of US$50.000 interest of Libor 12 months + overlibor 0,71%	Libor post x Pre fixed rate	11.11.12	107	(256)	162,734	(166,018)

Swap contract of US$50.000 (assets Libor 12 months +0.71%/ liabilities 3.82%)	Debt of US$50.000 interest of Libor 12 months + overlibor 0,71%	Libor post x Pre fixed rate	11.26.12	90	(230)	162,639	(166,329)

Swap contract of US$50.000 (assets Libor 3 months / liabilities 0.78%)	Debt of US$50.000 interest of Libor 3 months + overlibor 2,75%	Libor post x Pre fixed rate	08.03.12	33	(90)	571,295	(571,357)

Swap contract of US$35.000 (assets 7%a.a / liabilities 76%CDI )	Debt of US$35.000 interest of 7%aa. (USD)	Cupom USD X CDI	07.15.13	1,928	(2,033)	11,977	(12,732)

Swap contract of US$50.000 (assets Libor 3 months + overlibor 2.50% / liabilities 92.5%CDI )	Debt of US$50.000 interest of Libor 3months + overlibor 2,50%	Libor X CDI	10.01.13	594	(2,228)	5,452	(18,150)

Swap contract of US$100.000 (assets Libor 3 months + overlibor 4.50% / liabilities 100%CDI )	Debt of US$100.000 interest of Libor 3months + overlibor 4,5%	Libor X CDI	12.23.13	178	(568)	17,796	(47,888)
				6,202	(14,205)	3,681,224	(3,759,479)

The impacts referring to the NDF positions are shown below:

BR GAAP and IFRS
Consolidated
12.31.2010
NDF	R$ x USD				R$ x EUR				R$ x GBP
Maturities	Curve	MTM	Notional	Average US$	Curve	MTM	Notional	Average EUR	Curve	MTM	Notional	Average GBP
jan-11	13,704	13,979	75,000	1.8564	2,712	2,760	23,000	2.3542	1,316	1,273	6,500	2.8031
feb-11	9,343	9,711	55,000	1.8570	2,690	2,822	22,000	2.3765	1,329	1,316	6,000	2.8405
mar-11	7,153	7,477	50,000	1.8413	2,421	2,634	23,000	2.3766	991	989	5,000	2.8390
apr-11	6,200	6,527	40,000	1.8692	2,952	3,016	24,000	2.4073	810	763	4,500	2.8298
may-11	4,719	4,917	35,000	1.8594	2,371	2,575	21,500	2.4162	870	881	4,500	2.8751
jun-11	3,845	4,124	45,000	1.8231	2,186	2,306	16,500	2.4572	727	727	4,000	2.8817
jul-11	2,940	3,115	40,000	1.8225	2,499	2,603	17,000	2.4910	726	671	4,000	2.8883
aug-11	1,559	1,629	25,000	1.8215	1,381	1,493	16,000	2.4436	404	353	3,000	2.8537
sep-11	1,054	1,074	25,000	1.8128	1,491	1,423	11,000	2.5011	362	345	2,500	2.8998
oct-11	1,012	941	20,000	1.8294	1,128	1,129	8,000	2.5311	465	416	2,500	2.9509
nov-11	816	1,049	20,000	1.8494	178	214	5,000	2.4410	130	130	1,000	2.9303
TOTAL	52,347	54,541	430,000	1.8434	22,009	22,974	187,000	2.4212	8,130	7,862	43,500	2.8581

For the PUT options, the Company designates only their intrinsic value as a hedge instrument (hedge accounting), opting to recognize the time value in the financial result (Profit and Loss statement). If the hedge is not effective and the option is lost due to devaluation of the Real, the losses related to the time value of the options will be registered in the financial result.

The time value of an option can be calculated by the difference between the fair value of the option on the measurement date (quotation of the option that represents the fair value of premium) and the intrinsic value of the option on the measurement date. When the quotation of the option is not available in an active market, the fair value will be based on an option pricing model (Black-Scholes or Binomial).

This type of foreign exchange hedge using the put option consists of designating the variation of the intrinsic value of the put option only in the case of appreciation of the Real (“one-sided risk”).

The impacts referring to the PUT positions are shown below:

BR GAAP and IFRS
Consolidated
12.31.10
PUT				R$ x USD
Maturities	Curve	MTM	Notional	Average US$
jan-11	941	906	22,000	1.7090
feb-11	1,210	1,162	28,000	1.7094
TOTAL	2,151	2,068	50,000	1.7092

As authorized by CVM Deliberation No. 604/09, the Company will use the variations of the spot exchange rates of the PPE agreements as an instrument to hedge the foreign exchange variation risk suffered by its highly probable future export sales in foreign currency (“USD”). Thus, the foreign exchange variations derived from such PPE contracts will be recorded in the shareholders’ equity.

The Company adopted as a methodology for performance of the retrospective effectiveness test the comparison of the foreign exchange variation arising from the PPE agreement (variation of the fair value of the hedging instrument), measured by the variation of the spot exchange rates, with the variation of the fair value of highly probable future export revenues (variation of the fair value of the hedged item), measured by the variation of the spot exchange rates (Spot-to-Spot rate method).

Position of PPEs designated as hedge accounting on December 31, 2010:

BR GAAP and IFRS
Consolidated
12.31.10
Hedge	Subject to	Type of risk		Notional
instrument	hedge	hedged	Maturity	(US$)	MTM
PPE	Sales ME	US$ (E.V.)	From 01/2011 to 08/2013	482,508	803,955

5.6  Determination of the fair value of financial instruments

The Company discloses its financial assets and liabilities at fair value, based on the pertinent accounting pronouncements that define fair value, which refers to concepts of valuation and practices, and requires certain disclosures on the fair value.

Specifically as regards disclosure, the Company applies the hierarchy requirements set out in CVM Deliberation No. 604/09, which involves the following aspects:

•   Definition of the fair value as the price that should be received in the sale of an asset or paid in the transfer of a liability in a regular transaction between market players on the measurement date, and establishment of assumptions for the fair value measurement;

•   Hierarchy on 3 levels for measurement of the fair value, according to observable inputs for the valuation of an asset or liability on the date of its measurement;

Valuation on 3 levels of hierarchy for measurement of the fair value is based on observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect the Company’s market assumptions. These two types of input create the hierarchy of fair value presented below:

•    Level 1 - Prices quoted for identical instruments in active markets;

•    Level 2 - Prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable;

•    Level 3 - Instruments whose significant inputs are non-observable.

Management understands that due to the short-term cycle, balances of cash and cash equivalents, accounts receivable and accounts payable are close to their fair value recognition. In relation to loans and credit facilities the book value is close to the fair value in a major portion of the total gross debt. That is justified by floating BNDES interest rates credit lines (TJLP) and floating trade finance interest rates loans (LIBOR, CDI). Company is subject to differences between book value and fair value only in Capital Markets transactions (Bond). On December 31, 2010,  fair value negative adjustment for Bond BRFSBZ accounted for R$95,251.

The comparison between book value and fair value of financial assets and liabilities is presented below:

	BR GAAP
	Parent company
	12.31.10		12.31.10		01.01.09
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	211,159	211,159	223,434	223,434	29,588	29,588
Marketable securities:
Available for sales	1,679	1,679	1,991	1,991	-	-
Trading securities	620,424	620,424	617,877	617,877	42,010	42,010
Held to maturity	27	27	27	27	263	263
Trade accounts receivables, net	1,093,893	1,093,893	1,475,223	1,475,223	311,623	311,623
Short and long term debt	2,228,395	2,228,395	2,987,169	2,987,169	1,602,660	1,602,660
Trade accounts payable	1,098,375	1,098,375	976,430	976,430	340,535	340,535
Other financial assets	87,447	87,447	24,747	24,747	10,405	10,405
Other financial liabilities	(80,488)	(80,488)	(86,969)	(86,969)	(7,410)	(7,410)
	5,260,911	5,260,911	6,219,929	6,219,929	2,329,674	2,329,674

	BR GAAP and IFRS
	Consolidated
	12.31.10		12.31.10		01.01.09
	Book value	Fair value	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	2,310,643	2,310,643	1,898,240	1,898,240	1,233,455	1,233,455
Marketable securities:
Available for sales	390,256	390,256	543,717	543,717	82,297	82,297
Trading securities	623,512	623,512	2,254,982	2,254,982	660,144	660,144
Held to maturity	227,691	236,067	223,511	235,792	263	263
Trade accounts receivables, net	2,571,979	2,571,979	2,153,509	2,153,509	1,389,624	1,389,624
Short and long term debt	7,232,149	7,327,400	9,054,021	9,070,582	5,294,412	5,294,412
Trade accounts payable	2,059,196	2,059,196	1,905,368	1,905,368	1,083,385	1,083,385
Other financial assets	98,596	98,596	27,586	27,586	79,211	79,211
Other financial liabilities	(82,164)	(82,164)	(87,088)	(87,088)	(146,712)	(146,712)
	15,431,858	15,535,486	17,973,846	18,002,688	9,676,079	9,676,079

The table below presents the financial assets and liabilities of the parent company and of the consolidated balance sheet, and the general classification of these instruments according with the valuation hierarchy.

		BR GAAP
		Parent company
		12.31.10				12.31.09				01.01.09
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Shares	(a)	1,679	-	-	1,679	1,991	-	-	1,991	-	-	-	-
Held for trading:					-				-				-
Bank deposit certificates	(b)	-	557,455	-	557,455	-	517,487	-	517,487	-	42,010	-	42,010
Financial treasury bills	(a)	62,969	-	-	62,969	100,390	-	-	100,390	-	-	-	-
Other financial assets					-				-				-
Derivatives designated as hedge	(c)	-	87,445	-	87,445	-	24,727	-	24,727	-	10,405	-	10,405
Derivatives not designated as hedge	(c)	-	2	-	2	-	20	-	20	-	-	-	-
Total assets		64,648	644,902	-	709,550	102,381	542,234	-	644,615	-	52,415	-	52,415
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(78,254)	-	(78,254)	-	(86,969)	-	(86,969)	-	(7,410)	-	(7,410)
Derivatives not designated as hedge	(c)	-	(2,234)	-	(2,234)	-	-	-	-	-	-	-	-
Total liabilities		-	(80,488)	-	(80,488)	-	(86,969)	-	(86,969)	-	(7,410)	-	(7,410)

		BR GAAP and IFRS
		Consolidated
		12.31.10				12.31.09				01.01.09
		Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Financial assets:
Available for sale
Purchase and sale commitments	(b)	-	129,158	-	129,158	-	-	-	-	-	-	-	-
Bank deposit certificates	(b)	-	74,792	-	74,792	-	64,482	-	64,482	-	-	-	-
Brazilian Foreign Debt Securities	(a)	61,287	-	-	61,287	59,077	-	-	59,077	82,297	-	-	82,297
Exclusive investment funds		-	45,723	-	45,723	-	51,413	-	51,413	-	-	-	-
Investment funds	(a)	24,679	-	-	24,679	151,664	-	-	151,664	-	-	-	-
Shares	(a)	1,679	-	-	1,679	1,991	-	-	1,991	-	-	-	-
Held for trading:					-				-				-
Bank deposit certificates	(b)	-	560,543	-	560,543	-	2,154,592	-	2,154,592	-	660,144	-	660,144
Financial treasury bills	(a)	62,969	-	-	62,969	100,390	-	-	100,390	-	-	-	-
Other financial assets					-				-				-
Derivatives designated as hedge	(c)	-	87,445	-	87,445	-	24,727	-	24,727	-	68,516	-	68,516
Derivatives not designated as hedge	(c)	-	11,151	-	11,151	-	2,859	-	2,859	-	10,695	-	10,695
Total assets		150,614	779,654	-	1,059,426	313,122	2,298,073	-	2,611,195	82,297	739,355	-	821,652
Liabilities
Financial liabilities:
Other financial liabilities
Derivatives designated as hedge	(c)	-	(78,254)	-	(78,254)	-	(86,969)	-	(86,969)	-	(136,605)	-	(136,605)
Derivatives not designated as hedge	(c)	-	(3,910)	-	(3,910)	-	(119)	-	(119)	-	(10,107)	-	(10,107)
Total liabilities		-	(82,164)	-	(82,164)	-	(87,088)	-	(87,088)	-	(146,712)	-	(146,712)

We present below a description of the valuation methodologies used by the Company for financial instruments measured at fair value:

•        Investments in financial assets in the categories of Brazilian foreign debt securities, national treasury certificates, financial treasury notes, financial investment fund and shares are classified at Level 1 of the fair value hierarchy, as the market prices are available in an active market.

•        Investments in financial assets in the categories of CDB (Bank Deposit Certificates), and repurchase agreements backed by debentures are classified at Level 2, since the method of valuation at fair value occurs through the price quotation of similar financial instruments in non-active markets.

•        Derivatives are valued through existing pricing models very well accepted by financial market based on public market inputs such as interest rate forecasts, volatility factors and foreign currency rates. We classify these instruments at level 2 of the valuation hierarchy. Such instruments include swaps, NDFs and options.

The valuation model used by the Company for derivatives considers its own performance risk. Although during 2009, there has been a deterioration of the global credit market, without a full recovering, management believes that there is a low risk of performance as of December 31, 2010.

5.7. Credit management

The Company is potentially subject to the credit risk related to trade accounts receivable, financial investments and derivative contracts. The Company limits its risk associated with these financial instruments, allocating them to financial institutions selected by the criteria of rating and percentage of maximum concentration by counterparties.

The credit risk concentration of accounts receivable is minimized due to the diversification of the customer portfolio and concession of credit to customers with sound financial and operational conditions. The Company does not normally require collateral for credit sales, yet it has a contracted credit insurance policy for specific markets.

On December 31, 2010 , the Company maintained financial investments above R$10,000 at the following financial institutions: Santander, Itaú Unibanco, Banco do Brasil, Bradesco, Votorantim, Deutsche Bank, Safra, Credit Suisse, Standard, BTG Pactual, HSBC, Caixa Econômica Federal, Banco do Nordeste and Citibank.

The Company also held derivative contracts with the following financial institutions: Santander, Citibank, HSBC, Credit Suisse, Banco do Brasil, Itaú BBA, Rabobank, Merrill Lynch, Votorantim, Bradesco, JP Morgan, Banco Espírito Santo, BNP, Barclays, Pactual and Morgan Stanley.

5.8 Liquidity risk management

Liquidity risk management aims to ensure adequate readily-available resources to meet all Company’s obligations on time and at all times. With this objective, this policy aims to reduce the impacts caused by events which may create material volatility to the Company’s cash flow.

The Company has identified market risk factors which are linked to future cash flow and may jeopardize its liquidity. It also calculates the Cash Flow at Risk (CFAR) on a twelve-month basis targeting to verify possible cash flow forecast deviations. The Company established a minimum amount of cash and cash equivalents to be considered based on to the LTM average monthly turnover and EBITDA figures, among other aspects.

Derivatives transactions may demand payment of cyclical variations (deposit margins). Currently, the Company holds only BM&F operations with daily variations. The control of variations is conducted through the Value at Risk (VAR) methodology, which measures with statistical accuracy of the probable maximum variation to be paid on a 1 to 21-day interval. The Company then assesses such VAR with its policy.

With regards to the investments, the Company presents conservative allocation principles focusing on liquidity, diversification (avoiding counterparty concentration) and profitability.

The Company’s also considers its refinancing risks. The current leverage profile and debt maturity schedule allow the Company to maintain a satisfactory level of refinancing risks given the credit and capital markets environment and the Company’s operating performance, Given the internal targets, the majority of the Company’s financial debt is allocated in the long term. On December 31, 2010, the long term debt portion accounted for 69% of total debt, presenting an average term of higher than 3 years.

The table below summarizes the commitments and contractual obligations that might impact Company’s liquidity as of December 31, 2010:

	BR GAAP
	Parent company
	12.31.10
		Cash flow	Up to 6	6 to 12
	Book value	contracted	months	months	2012	2013	2014	2015	After 5 years
Non derivatives financial liabilities
Loans and financing	2,228,395	(2,430,671)	(369,825)	(654,418)	(944,165)	(334,156)	(60,480)	(26,437)	(41,191)
Trade accounts payable	1,098,375	(1,098,375)	(1,098,375)	-	-	-	-	-	-
Capital lease	9,649	(10,389)	(2,974)	(2,974)	(3,339)	(870)	(180)	(52)	-
Operational lease	-	(9,842)	(2,725)	(2,725)	(2,966)	(1,086)	(282)	(59)	-
Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	78,254	(92,883)	(20,624)	(23,540)	(35,027)	(13,692)	-	-	-
Not designated as hedge accounting
Currency derivatives	1,104	(1,104)	(1,104)	-	-	-	-	-	-
Commodities derivatives	244	(1,063)	(17)	(1,046)	-	-	-	-	-
Interest rate derivatives	886	(1,222)	(410)	(414)	(399)	-	-	-	-

	BR GAAP and IFRS
	Consolidated
	12.31.10
	Book value	Cash flow contracted	Up to 6 months	6 to 12 months	2012	2013	2014	2015	After 5 years
Non derivatives financial liabilities
Loans and financing	5,543,230	(6,088,791)	(828,399)	(1,451,281)	(2,228,438)	(756,334)	(252,528)	(135,252)	(436,559)
Bonds BRF	1,269,505	(2,110,346)	(45,300)	(45,300)	(90,600)	(90,600)	(90,600)	(90,600)	(1,657,348)
Bonds Sadia	419,414	(604,613)	(14,364)	(14,364)	(28,729)	(28,729)	(28,729)	(28,729)	(460,968)
Trade accounts payable	2,059,196	(2,059,196)	(2,059,196)	-	-	-	-	-	-
Capital lease	9,649	(10,389)	(2,974)	(2,974)	(3,339)	(870)	(180)	(52)	-
Operational lease	-	(263,220)	(81,314)	(81,314)	(99,165)	(1,086)	(282)	(59)	-
Derivatives financial liabilities
Designated as hedge accounting
Interest rate derivatives	78,254	(92,883)	(20,624)	(23,540)	(35,027)	(13,692)	-	-	-
Not designated as hedge accounting
Currency derivatives	2,780	13,922	13,922	-	-	-	-	-	-
Commodities derivatives	244	(1,063)	(17)	(1,046)	-	-	-	-	-
Interest rate derivatives	886	(1,222)	(410)	(414)	(399)	-	-	-	-

5.9. Commodity price risk management

In the normal course of its operations, the Company purchases commodities, mainly corn, soymeal and live hog, which are some of the individual components of production cost.

Corn and soymeal prices are subject to volatility resulting from weather conditions, crop yield, transportation costs, storage costs, agricultural policy of the government, foreign exchange rates and the prices of these commodities on the international market, among others factors. The prices of hog acquired from third parties are subject to market conditions and are influenced by internal availability and levels of demand in the international market, among other aspects.

The Risk Policy establishes limits for hedging the corn and soymeal purchase flow, aiming to diminish the impact of a price increase of these raw materials, with the possibility of using derivative instruments or inventory management for this purpose. Currently the management of inventory levels is used exclusively as a hedging instrument.

During the year 2010, the Company’s management decided to hedge the exposure to live cattle directly linked to the different business categories within the scope of the Beef Division. The following categories are contemplated: (i) forward purchase of cattle, (ii) contracting of own cattle confinement, (iii) contracting of cattle confinement with partnership and (iv) spot purchase of cattle aiming to guarantee the off-season scale of slaughtering.

The contracts are recorded at their fair value by means of the financial result, regardless of the expiration month of the contract.

The Company held a short position at BM&F of 137 futures contracts on December 31, 2010,  maturing in January, February and October 2011, not having contracted this category of derivatives in previous years.

Additionally, on December 31, 2010, through the use of options strategies, the Company held a short position of 700 lots, as presented in table 5.3.2.

5.10.   Sensitivity analysis chart

The Company has loans, payables and receivables in foreign currency, and in order to mitigate the risks incurred through foreign exchange exposure it contracts derivative financial instruments.

The Company understands that the present interest rate fluctuations do not significantly affect its financial result since it opted to change to fixed rate a considerable part of its floating interest rates debts by using derivative transactions (interest rates swaps). Company designates such derivatives as hedge accounting and therefore adopts special accounting treatment proving the effectiveness of the hedge transaction.

Five scenarios are considered for the year 2011 in the table below, considering the percentage variations of the quotes of parity between the Brazilian Reais and U.S. Dollar, Brazilian Reais and Euro and Brazilian Reais and Pounds, whereas the most likely scenario is that adopted by the Company. The remaining scenarios are based on quoted prices from the Brazilian Central Bank as of December 31, 2010. The amount of exports analyzed corresponds to the total value of derivative financial instruments increased by the flow of amortization of the PPEs of the next 12 months designated as hedge accounting.

Parity - Brazilian Reais x U.S. Dollar		1.7000	1.4996	1.2497	2.0828	2.4993
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF (hedge accounting)	Devaluation of R$	61,662	147,843	255,313	(102,921)	(282,037)
Options - Currencies	Devaluation of R$	(1,068)	8,953	21,450	(1,528)	(1,528)
Export pre-payment	Devaluation of R$	100,896	262,025	462,957	(206,817)	(541,705)
Exports	Appreciation of R$	(79,355)	(203,078)	(357,364)	159,073	416,217
Net effect		82,135	215,743	382,355	(152,193)	(409,053)
Statement of income		(1,528)	(1,528)	(1,528)	19,300	40,127
Shareholders' equity		83,663	217,271	383,883	(171,493)	(449,180)

Parity - Brazilian Reais x Euro		2.2100	2.0052	1.6710	2.7850	3.3420
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
	Devaluation of R$	39,499	77,796	140,292	(68,026)	(172,185)
Exports	Appreciation of R$	(39,499)	(77,796)	(140,292)	68,026	172,185
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

Parity - Brazilian Reais x Pound		2.6000	2.3288	1.9407	3.2345	3.8814
Transaction/Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
		(probable)	(10% appreciation)	(25% appreciation)	(25% devaluation)	(50% devaluation)
NDF GBP	Devaluation of R$	11,229	23,024	39,908	(16,372)	(44,512)
Exports	Appreciation of R$	(11,229)	(23,024)	(39,908)	16,372	44,512
Net effect		-	-	-	-	-
Statement of income		-	-	-	-	-
Shareholders' equity		-	-	-	-	-

6.    SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the chief operating decision makers (Board of Directors and Officers) for purposes of appraising the performance of each segment and allocating resources.

The reportable segments identified primarily observe the division by geographical region of sales of the Company, as: domestic and foreign market. In turn, these segments are subdivided according to the nature of the products whose characteristics are described below:

•    Fresh (in natura): involves the production and trade of whole birds and poultry cuts as well as pork and beef cuts.

•    Elaborated and processed: involves the production and trade of processed poultry, pork and beef derivative foods, margarines and soy vegetarian products.

•    Dairy: involves the production and trade of pasteurized and UHT milk as well as milk derivatives, including flavored milk, yogurts, fruit juices, soya-based beverages, cheeses and desserts.

•    Others: involves the production and trade of animal feed, soymeal and refined soy flour.

The net sales for each one of the reportable operating segments are presented below:

	BR GAAP and IFRS
	Consolidated
	12.31.10	12.31.09
Net sales - domestic market:
In natura products	1,930,107	942,015
Processed products	6,738,406	4,835,215
Dairy products	2,291,700	2,139,269
Other	2,555,006	1,453,528
	13,515,219	9,370,027
Net sales - foreign market:
In natura products	7,361,288	5,186,421
Processed products	1,689,711	1,258,830
Dairy products	19,839	21,986
Other	95,196	68,512
	9,166,034	6,535,749
Total	22,681,253	15,905,776

The operating results before financial income (expenses) and others for each one of the reportable operating segments are presented below:

57

	BR GAAP and IFRS
	Consolidated
	12.31.10	12.31.09
Operating income (loss) before
financial income (loss) and others:
Domestic market	1,142,461	385,265
Foreign market	342,119	(307,915)
	1,484,580	77,350

No customer was individually responsible for more than 5% of the total revenue earned in the year ended December 31, 2010.

Net export revenues by region are presented below:

	BR GAAP and IFRS
	Consolidated
	12.31.10	12.31.09
Export net income per region:
Europe	1,742,101	1,400,182
Far East	1,916,511	1,267,313
Middle East	2,919,717	2,075,544
Eurasia (including Russia)	1,040,065	734,630
America / Africa / Other	1,547,640	1,058,080
	9,166,034	6,535,749

The goodwill originating from the expectation of future profitability, as well as the intangible assets with indefinite useful life (trademarks and patents), were allocated to the reportable operating segments, taking into account the nature of the products manufactured in each segment (cash-generating unit), and the allocation is presented below:

	BR GAAP and IFRS
	Consolidated
	Domestic market			Foreign market			Total

	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09
Goodwill due to expectation of future profitability	1,896,442	1,896,442	1,070,724	936,532	936,532	475,008	2,832,974	2,832,974	1,545,732
Trademarks	1,065,478	1,065,478	-	190,522	190,522	-	1,256,000	1,256,000	-
Patents	5,332	5,332	-	-	-	-	5,332	5,332	-
Total	2,967,252	2,967,252	1,070,724	1,127,054	1,127,054	475,008	4,094,306	4,094,306	1,545,732

Information referring to the total assets by reportable segments is not being presented, as it does not compose the set of information made available to the Company’s Directors, which in turn make investment decisions on a consolidated basis.

58

7. BUSINESS COMBINATION

As permitted by CVM Deliberation No. 610/09 and mentioned in explanatory note 3, the Company adopted the exemption pertaining to the merger opting not to re-measure the mergers that took place before January 1, 2009.

7.1  Business Combination - Sadia

On July 8, 2009, the shareholders of BRF approved in a special meeting of shareholders the merger of all 226,395,405 shares issued by HFF Participações S.A. (former parent company of Sadia) based on the economic value in the amount of R$1,482,890, through the exchange of 37,637,557 new shares of common stock, registered, in book-entry format and without par value, issued by BRF, for the issue price of thirty-nine Brazilian Reais and forty centavos (R$39.40) per share.

On August 18, 2009, at the special meeting of shareholders of BRF, it was approved the merger of the common and preferred stock of Sadia, except for the stock held indirectly by BRF itself, through the conference of 25,904,595 shares of common stock and 420,650,712 shares of preferred stock issued by Sadia, based on the economic value of the said shares, in the amount of R$2,335,484, and the issuance of 59,390,963 new shares of common stock, registered, in book-entry format and without par value of BRF, for thirty-nine Brazilian Reais and thirty-two cents (R$39.32) per share. On the date hereof, Sadia became a wholly-owned subsidiary of BRF.

The schedule below shows the assessment of the cost of acquisition determined in accordance with CVM Deliberation No. 580/09:

Number of shares exchanged on July 8, 2009	37,637,557
Number of shares exchanged on August 18, 2009	59,390,963
Total stock	97,028,520

Quoted BRF stock on July 8, 2009	40
Cost of acquisition at fair value	3,881,141
Net assets acquired at fair value	(2,587,323)

Goodwill based on expectation of future profitability	1,293,818

The costs related to the transaction are represented by commissions, fees of counsel and auditors, among others, and amount to R$44,002, including the result of the year ended on December 31, 2009 in the item of other operating results.

The identifiable assets acquired and liabilities assumed that were acknowledged on the date of acquisition and the corresponding fair value, on the date of acquisition, are presented below:

59

	Net assets	Adjustment CVM		Net assets
	acquired	Deliberation		acquired at fair
	07.08.09	No.580/09		value
Cash equivalents	1,759,726	-		1,759,726
Trade accounts receivable and other receivables	609,823	-		609,823
Inventories	1,192,981	897	(a)	1,193,878
Biological assets	465,630	-		465,630
Others	546,625	-		546,625
Total current assets	4,574,786	897		4,575,683

Long-term assets	1,421,216	1,155,771	(g)	2,576,987
Biological assets	221,449	-		221,449
Investments	14,716	-		14,716
Property, plant and equipment	4,034,701	2,057,092	(b)	6,091,793
Intangible	58,589	1,393,000	(c)	1,451,589
Total non-current assets	5,750,671	4,605,863		10,356,534

Total assets	10,325,457	4,606,760		14,932,217

Loans and financing	4,425,116	(34,530)	(d)	4,390,586
Trade accounts payable	889,313	-		889,313
Taxes and contribution	80,026	-		80,026
Dividends payable	830	-		830
Provisions	286,323	139,170	(e)	425,493
Others	391,731	-		391,731
Total current liabilities	6,073,339	104,640		6,177,979

Loans and financing	3,503,567	-		3,503,567
Provisions	337,187	630,258	(f)	967,445
Others	286,392	1,409,510	(g)	1,695,902
Total non-current liabilities	4,127,146	2,039,768		6,166,915

Shareholders equity	124,971	2,462,352	(h)	2,587,323

Total liabilities	10,325,457	4,606,760		14,932,217

(a)  Refers to the adjustment to the fair value of the inventories realized in full in year 2009 in the amount of R$897;

(b)  Refers to the adjustment to the fair value of the fixed assets according to an appraisal report prepared by an external expert, which is being realized by its economic useful life (see note 18). The accumulated depreciation of the fair value on December 31, 2010 corresponds to approximately R$87,565 (R$32,871 on December 31, 2009);

(c)  Refers to the fair value of the brands whose useful lives are indefinite and to the fair value of assets of definite useful life, such as relationship with suppliers and patents. The realization of the fair value occurs by means of rates that vary from 25% to 48% per year. The accumulated amortization of the fair value of the intangibles with definite useful life on December 31, 2010 corresponds to approximately R$84,456 (R$28,152 on December 31, 2009);

(d)  Refers to the adjustment to the fair value of the loans and financing realized according to their maturity dates. The accumulated realization on December 31, 2010 corresponds to approximately R$5,320 (R$1,332 on December 31, 2009);

60

(e)  Refers to the fair value of the guarantees and accommodation papers granted by Sadia and deferred revenue of sales of rights on payroll realized according to the maturity dates. The accumulated realization on December 31, 2010 corresponds to approximately R$30,874 (R$15,821 on December 31, 2009);

(f)   Refers to the fair value of the contingent tax, civil and employment liabilities. The fair value of the contingent tax liabilities was determined, at first, based on the appraisal of external consultants, who attributed to these processes an average probability of loss. Then, the Management measured the contingencies considering the premises of the programs of fiscal recovery promoted from time to time by the State and Federal Governments, which is the amount that the counterparties would be willing to liquidate from the existing debts. On December 31, 2010, there was no balance of accumulated realization for such liabilities;

(g)  Refers to the effect of the deferred taxes on the adjustments (a) until (f) presented above and the effect of the deferred taxes on the difference between the accounting and tax goodwill; and

(h)  Refers to the corresponding entry of the adjustments (a) until (g) in the shareholders’ equity.

The remaining goodwill generated in the relation of exchange of shares with Sadia includes, in addition to the controlling goodwill, the future benefits expected from the synergy of the transactions of the companies.

The goodwill for tax purposes, generated in the operation, corresponds to R$3,594,467. The Management of the Company believes that the goodwill originating from that acquisition is deductible for tax purposes.

Sadia contributes with a net revenue of R$5,241,673 and net income of R$313,463 as from the date of acquisition until December 31, 2009, for the results of the Company. If the merger had occurred on January 1, 2009, the Management estimates that the consolidated net revenue would be approximately R$20,937,655 and the net income of the fiscal year ended on December 31, 2009 would be approximately R$225,276.

The Company recorded in the result of the year ended on December 31, 2010 the portion corresponding to the depreciation of the surplus in the value of the fixed assets in the amount of R$54,694 (R$32,871 from July 8, 2009 to December 31, 2009), in other operating expenses in the parent company and in the cost of sales in the consolidated statement.

The business combination with Sadia is still being reviewed by the Administrative Council for Economic Defense (“CADE"). On July 7, 2009, the Management of the Company and of Sadia entered into a Transaction Reversibility Preservation Agreement ("APRO") for the purpose of ensuring the reversibility of the operation until the final decision to be stated by CADE, by means of actions that maintain the competition during the assessment of the competitive effects of the merger. The results of Sadia started to be consolidated in the Company as from the date of the merger.

61

The financial statements of the fiscal year ended on December 31, 2010 do not reflect impacts on possible corporate reorganizations, which can only be assessed after the approval by CADE.

On June 29, 2009, the Commission of the European Communities (European antitrust authority) approved the transaction.

On September 19, 2009, CADE authorized the coordination of the activities of the Companies aimed for the foreign market in the segment of unprocessed meat.

On January 20, 2010, CADE authorized the Company and its subsidiary Sadia to carry out joint transactions pertaining to the acquisition of unprocessed bovine meat and sale of the output of unprocessed meat in general, in Brazil and abroad, and the negotiation and acquisition of inputs and services.

As disclosed in the Relevant Fact of June 30, 2010, the Economic Monitoring Office ( “SEAE”), of the Ministry of Finance, published the opinion that deals with the corporate transaction involving BRF and its subsidiary Sadia, and recommended to CADE that the merger should be approved with restriction, suggesting two alternatives that could be accepted by CADE or not.

In connection with the association between Sadia and the Company, there was a primary public distribution of 115,000,000 shares with a supplementary lot of 17,250,000 according to note 27.3.

62

8.    CASH AND CASH EQUIVALENTS

		BR GAAP			BR GAAP and IFRS
	Average	Parent Company			Consolidated
	rate p.y. %	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09
Cash and bank accounts:
U.S. Dollar		583	-	-	70,334	46,256	-
Brazilian Reais		34,562	29,664	14,878	81,428	40,258	65,633
Euro		-	-	-	844	5,935	11,914
Others		-	-	-	4,701	1,175	898
		35,145	29,664	14,878	157,307	93,624	78,445

Highly liquid investments:
In Brazilian Reais:
Investment fund	10.7	9,906	8,718	3,700	9,906	8,718	44,900
		9,906	8,718	3,700	9,906	8,718	44,900

In US dollar:
Interest bearing account	0.2	11,012	19,533	8,275	345,700	497,006	409,941
Fixed term deposit	1.2	152,492	141,923	2,735	1,651,745	1,198,662	559,738
Overnight	0.1	2,604	23,596	-	64,358	100,230	140,431
In Euro:
Deposit account		-	-	-	74,272	-	-
Overnight	0.1	-	-	-	3,054	-	-
Other Currencies:
Deposit account		-	-	-	4,301	-	-
		166,108	185,052	11,010	2,143,430	1,795,898	1,110,110
		211,159	223,434	29,588	2,310,643	1,898,240	1,233,455

Financial investments classified as cash and cash equivalents are considered financial assets with the possibility of immediate redemption and are subject to an insignificant risk of change of value. Financial investments in foreign currencies refer mainly to Overnight and Time Deposit, remunerated at the prefixed rate.

63

9.    FINANCIAL INVESTMENTS

			Average	BR GAAP			BR GAAP and IFRS
	PMPV		interest rate	Parent company			Consolidated
	(*)	Currency	p.y.%	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09
Available for sale:
Purchase and sale commitments (a)	0.50	R$	10.81	-	-	-	129,158	-	-
Bank deposit certificates (b)	3.85	R$	10.69	-	-	-	74,792	64,482	-
Brazilian foreign debt securities (c)	3.19	US$	10.23	-	-	-	61,287	59,077	82,297
Brazilian financial treasury bill (e)	2.26	R$	9.66	-	-	-	52,938	215,090	-
Exclusive investment funds (h)	-	US$		-	-	-	45,723	51,413	-
Investment funds (d)	-	R$ & US$	10.64	-	-	-	24,679	151,664	-
Shares	-	R$		1,679	1,991	-	1,679	1,991	-
				1,679	1,991	-	390,256	543,717	82,297

Held for trading:
Bank deposit certificates (b)	0.89	R$	8.79	557,455	517,487	42,010	560,543	2,154,592	660,144
Financial treasury bills (e)	3.74	R$	8.65	62,969	100,390	-	62,969	100,390	-
				620,424	617,877	42,010	623,512	2,254,982	660,144

Held to maturity:
Credit linked notes (f)	4.05	US$	4.75	-	-	-	166,687	174,189	-
National treasury certificates (h)	9.79	R$	12.00	-	-	-	60,977	49,295	-
Special savings bonds	0.09	R$	5.19	27	27	263	27	27	263
				27	27	263	227,691	223,511	263
Total				622,130	619,895	42,273	1,241,459	3,022,210	742,704

Total current				622,130	619,895	42,118	863,806	2,345,529	742,549
Total noncurrent				-	-	155	377,653	676,681	155

(*) Weighted average maturity in years.

(a)  Repurchase agreements backed by debentures.

(b)  Bank deposit certificate (“CDB”) investments are denominated in Brazilian Reais and remunerated at rates varying from 98% to 104% of the interbank deposit certificate (“CDI”).

(c)  Brazilian foreign debt securities are denominated in Brazilian Reais and remunerated by pre- and post-fixed rates.

(d)  The foreign currency investment fund has a credit linked note issued by a first-class bank that pays periodic interest (LIBOR + spread) and contemplates the Brazil risk and Sadia risk.

(e)  Financial treasury bills (“LFT”) are remunerated at the rate of the Special System for Settlement and Custody (“SELIC”).

(f)   The credit linked note is a structured operation with a first-class financial institution abroad that pays periodic interest (LIBOR + spread) and corresponds to a credit note that contemplates the Company’s risk.

(g)  The national treasury certificates and financial treasury bills classified in the held to maturity subgroup are pledged as a guarantee of the loan obtained by means of the Special Program for Asset Recovery (“PESA”), see note 21.

(h)  The portfolio of financial operations of exclusive fund in foreign currency is shown below:

64

	BR GAAP and IFRS
	Consolidated
	12.31.10	12.31.09
Structured notes	43,227	48,970
Money market	2,496	1,931
Subtotal	45,723	50,901
Other accounts payable	(6,974)	512
	38,749	51,413

On December 31, 2010, of the total financial investments, R$27,500 were pledged as collateral for futures contract operations in U.S. dollars and fattened cattle, traded on the Futures and Commodities Exchange (“BMF”). On December 31, 2009 the guarantees corresponded to R$39,000.

On December 31, 2010, the maturities of the financial investments from non-current assets in the consolidated balance sheet have the following composition:

BR GAAP and IFRS
Maturities	Consolidated
2012	153,159
2013	101,971
2014	40,846
2015 onwards	81,677
Total	377,653

The Company conducted an analysis of sensitivity to foreign exchange rate.

10. TRADE ACCOUNTS RECEIVABLE AND OTHER

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09
Current
Third-parties in the country	825,824	713,352	236,936	1,636,694	1,514,608	683,488
Related parties in the country	21,108	19,789	45,569	-	(282)	-
Third parties abroad	65,426	32,683	27,788	948,389	662,622	705,638
Related parties abroad	186,752	717,925	1,238	-	-	-
(-) Estimated losses with doubtful accounts	(12,167)	(19,013)	(3,237)	(20,054)	(36,247)	(11,080)
	1,086,943	1,464,736	308,294	2,565,029	2,140,701	1,378,046

Notes receivable	29,515	25,982	26,897	41,667	33,217	48,746
	29,515	25,982	26,897	41,667	33,217	48,746
	1,116,458	1,490,718	335,191	2,606,696	2,173,918	1,426,792
Non-current
Third-parties in the country	33,825	32,166	6,203	47,955	42,707	29,175
Third parties abroad	443	2,894	-	2,652	3,688	2,853
(-) Adjustment to present value	(872)	(1,155)	-	(872)	(1,155)	(347)
(-) Estimated losses with doubtful accounts	(26,446)	(23,418)	(2,874)	(42,785)	(32,432)	(20,103)
	6,950	10,487	3,329	6,950	12,808	11,578

Notes receivable	93,136	92,620	16,157	93,136	92,620	54,889
	93,136	92,620	16,157	93,136	92,620	54,889
	100,086	103,107	19,486	100,086	105,428	66,467

The movements of estimated losses from doubtful accounts are presented below:

65

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.10	12.31.09	12.31.10	12.31.09
Beginning balance	42,431	6,111	68,679	31,183
Exchange variation	203	(623)	179	(651)
Provision	21,583	23,442	41,317	38,714
Increase (business combination)	-	-	-	17,011
Increase (takeover)	3,183	24,116	-	-
Reversal	(8,202)	(3,321)	(20,211)	(7,883)
Write-off	(20,585)	(7,294)	(27,125)	(9,695)
Endind balance	38,613	42,431	62,839	68,679

The expense with the formation of the estimated losses on doubtful accounts was recorded under selling expenses in the statement of income. When efforts to recover accounts receivable prove fruitless, the amounts credited to the line of estimated losses on doubtful accounts are generally reversed against the permanent write-off of the bill.

Breakdown by maturity of amounts overdue and not included in estimated losses on doubtful accounts.

	BR GAAP and IFRS
	Consolidated
	12.31.10	12.31.09
60 to 90 days	9,252	625
90 to 120 days	1,414	560
120 to 180 days	2,765	3,774
180 to 360 days	343	268
More than 360 days	2,815	2,288
Total	16,589	7,515

The bills excluded from allowance for estimated losses on doubtful accounts are secured by letters of credit issued by financial institutions and by credit insurance contracted with insurance companies.

On December 31, 2010, BRF does not have overdue bills excluded from the balance of estimated losses on doubtful accounts.

The breakdown of accounts receivable by maturity is as follows:

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09
Amounts falling due	1,090,982	1,470,037	265,239	2,377,713	2,008,698	975,180
Overdue:
From 01 to 60 days	6,320	9,269	34,632	182,012	137,940	288,171
From 61 to 120 days	3,251	1,761	12,255	17,851	11,895	116,925
From 121 to 180 days	1,583	1,512	3,290	6,872	7,861	19,129
From 181 to 360 days	3,380	3,533	564	6,860	16,831	5,356
Above 360 days	27,862	35,060	6,203	44,382	46,395	28,186
(-) Adjustment to present value	(872)	(3,518)	(4,449)	(872)	(7,432)	(12,140)
(-) Estimated losses with doubtful accounts	(38,613)	(42,431)	(6,111)	(62,839)	(68,679)	(31,183)
	1,093,893	1,475,223	311,623	2,571,979	2,153,509	1,389,624

66

11. INVENTORIES

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09
Finished goods	493,103	575,190	96,397	1,159,129	1,376,002	935,553
Goods for resale	6,140	2,834	-	20,518	15,991	2,317
Work in process	54,090	55,804	16,451	123,279	120,432	41,082
Raw materials	117,878	145,496	32,144	466,346	496,831	116,457
Packagin materials	39,204	34,711	13,300	85,485	90,359	51,817
Secondary materials	58,168	64,812	29,430	58,752	56,098	76,767
Storeroom	67,714	62,207	18,713	118,535	121,374	85,457
Goods in transit	279	3,568	-	60,919	11,356	-
Imports in transit	18,796	13,655	210	22,081	19,454	15,872
Advances to suppliers	40,505	2,026	5,668	50,935	37,679	7,821
(-) Provision for adjustment to market value	(9,140)	(35,448)	(4,865)	(14,549)	(68,955)	(35,254)
(-) Provision for inventory losses deteriorated	(4,694)	(4,545)	(239)	(10,591)	(17,746)	(10,323)
(-) Provision for obsolescence	(2,202)	(512)	(1,405)	(5,030)	(3,378)	(2,195)
	879,841	919,798	205,804	2,135,809	2,255,497	1,285,371

The amount of the write-offs of inventories recognized in the cost of sales on December 31, 2010 totaled R$8,817,133 at the parent company and R$16,951,152 in the consolidated statement (on December 31, 2009 R$7,494,780 at the parent company and R$12,728,866 in the consolidated statement), whereas this amount involves the additions and reversals of inventory reductions to net realizable value presented in the table below:

67

	BR GAAP
	Parent company
	01.01.09	Additions	Reversals	Write-offs	12.31.09	Additions	Reversals	Write-offs	12.31.10
Provision for inventory losses (a)	(4,865)	(30,583)	-	-	(35,448)	(16,873)	43,181	-	(9,140)
Provision for inventory losses deteriorated	(239)	(7,703)	3,333	64	(4,545)	(7,030)	6,691	190	(4,694)
Provision for obsolescence	(1,405)	(2,536)	-	3,429	(512)	(2,018)	131	197	(2,202)
	(6,509)	(40,822)	3,333	3,493	(40,505)	(25,921)	50,003	387	(16,036)

	BR GAAP and IFRS
	Consolidated
		Business				Exchange					Exchange
	01.01.09	combination	Additions	Reversals	Write-offs	variation	12.31.09	Additions	Reversals	Write-offs	variation	12.31.10
Provision for inventory losses (a)	(35,254)	(10,264)	(28,056)	250	-	4,369	(68,955)	(34,671)	84,493	3,485	1,099	(14,549)
Provision for inventory losses deteriorated	(10,323)	(3,196)	(22,341)	5,883	12,231	-	(17,746)	(23,273)	30,238	190	-	(10,591)
Provision for obsolescence	(2,195)	(3,004)	(2,853)	453	4,221	-	(3,378)	(3,608)	1,760	196	-	(5,030)
	(47,772)	(16,464)	(53,250)	6,586	16,452	4,369	(90,079)	(61,552)	116,491	3,871	1,099	(30,170)

Reversals occurred on account of the recovery of the sale price of inventories.

Additionally, on December 31, 2010 there were write-offs of inventories in the amount of R$41,539 at the parent company and R$45,260 in the consolidated (on December 31, 2009, R$27,483 at the parent company and R$31,581 in the consolidated), recorded under selling expenses referring to items suffering deterioration.

Management expects inventories to be recovered in a period of less than 12 months.

On December 31, 2010, the amount corresponding to R$30,498 of the balance of inventories of the parent company and consolidated was pledged as collateral for rural credit operations.

68

12. BIOLOGICAL ASSETS

The group of biological assets of the Company is composed of living animals separated by the categories: poultry, swine and bovine. These animals were separated into consumable and for production.

The animals classified in the subgroup of consumables are those intended for slaughtering to produce unprocessed meat and/or manufactured and processed products; while they do not reach the weight adequate for slaughtering, they are considered to be immature. The processes of slaughtering and production occur in sequence over a very short time period, and so only the living animals transferred for slaughtering in refrigerators are classified as mature.

The animals classified in the subgroup of production (matrixes) are those that have the function of producing other biological assets; while they do not reach the age of reproduction they are classified as immature, and when they are able to initiate the reproductive cycle, they are classified as mature.

In the measurement of the biological assets at fair value, the Company adopted the model of discounted cash flow. At first, the rate of discount used was the weighted average cost of capital (WACC), which was then adjusted to reflect the specific risk of the asset in question, by means of a mathematical model of average return on assets (WARA), as follows:

	12.31.10	12.31.09	01.01.09
Cost of nominal owners' equity	11.10	11.54	12.37
Projected inflation rate USA	1.85	1.99	2.27
Cost of actual owners' equity	9.08	9.37	9.88
Actual WACC	6.93	6.94	6.83
WARA discount rate:
Animals for slaughtering	6.00	5.75	6.10
Animals for production	6.90	7.30	6.70

In the opinion of the Management, the fair value of the biological assets is substantially represented by the cost of formation especially due to the short life cycle of the animals and due to the fact that a significant portion of the profitability of our products derives from the manufacturing process, not from the obtainment of unprocessed meat (raw materials / slaughter). This opinion is supported by a report of appraisal of fair value prepared by an independent specialist, which assessed an immaterial difference between the two methodologies. Therefore, the Management maintained the registration of the biological assets at formation cost.

The quantities and the accounting balances per category of biological asset are presented below:

69

	BR GAAP
	Parent company
	12.31.10		12.31.09		01.01.09
	Quantity	Value	Quantity	Value	Quantity	Value
Consumable biological assets:
Immature poultry	97,615	185,068	82,260	168,838	19,796	28,367
Immature swine	1,889	223,994	1,818	218,928	616	50,562
Mature bovine	24	25,150	14	14,038	2	1,827
Total current assets	99,528	434,212	84,092	401,804	20,414	80,756

Production biological assets:
Immature poultry	3,750	40,186	3,378	44,526	839	10,962
Mature poultry	5,245	56,802	4,398	54,301	1,252	15,044
Mature swine	156	62,034	152	54,627	38	3,844
Total non-current assets	9,151	159,022	7,928	153,454	2,129	29,850
	108,679	593,234	92,020	555,258	22,543	110,606

	BR GAAP and IFRS
	Consolidated
	12.31.10		12.31.09		01.01.09
	Quantity	Value	Quantity	Value	Quantity	Value
Consumable biological assets:
Immature poultry	187,101	394,689	166,872	352,609	88,827	202,555
Mature poultry	483	1,611	1,012	4,101	-	-
Immature swine	4,155	479,187	3,960	493,592	1,413	222,992
Mature swine	-	44	5	1,187	-	-
Mature bovine	24	25,150	14	14,038	2	1,827
Total current assets	191,763	900,681	171,863	865,527	90,242	427,374
Immature poultry	7,372	88,193	7,275	99,035	3,707	49,699
Mature poultry	11,559	140,482	11,260	130,908	5,094	61,062
Immature swine	169	22,601	173	26,306	-	-
Mature swine	386	126,408	381	134,943	144	48,085
Total non-current assets	19,486	377,684	19,089	391,192	8,945	158,846
	211,249	1,278,365	190,952	1,256,719	99,187	586,220

The movements of biological assets during the years are presented below:

	BR GAAP
	Parent company
	Current assets				Non-current assets
	Poultry	Pork	Beef	Total	Poultry	Pork	Total
Balance as of 01.01.09	28,367	50,562	1,827	80,756	26,006	3,844	29,850
Increase by acquisition	43,176	308,229	28,320	379,725	11,322	73,029	84,351
Increase by reproduction	388,762	121,676	-	510,438	225,668	-	225,668
Consumption of ration, medication and remuneration of
partnership, net of accumulated depreciation	1,485,344	512,152	-	1,997,496	(33,473)	-	(33,473)
Transfer between current and noncurrent assets	130,695	22,247	-	152,942	(130,695)	(22,247)	(152,942)
Reduction due to slaughtering	(1,907,507)	(795,937)	(16,109)	(2,719,553)	-	-	-
Balance as of 12.31.09	168,837	218,929	14,038	401,804	98,828	54,626	153,454
Increase by acquisition	41,787	339,626	65,752	447,165	15,027	40,856	55,883
Increase by reproduction	413,076	40,802	(1,249)	452,629	124,194	-	124,194
Consumption of ration, medication and remuneration of
partnership, net of accumulated depreciation	1,501,270	475,200	-	1,976,470	(8,213)	-	(8,213)
Transfer between current and noncurrent assets	132,848	33,448	-	166,296	(132,848)	(33,448)	(166,296)
Reduction due to slaughtering	(2,072,750)	(884,011)	(53,391)	(3,010,152)	-	-	-
Balance as of 12.31.10	185,068	223,994	25,150	434,212	96,988	62,034	159,022

The costs of the breeding animals are depreciated using the straight-line method for a period from 15 to 30 months.

70

	BR GAAP and IFRS
	Consolidated
	Current assets				Non-current assets
	Poultry	Pork	Beef	Total	Poultry	Pork	Total
Balance as of 01.01.09	202,555	222,992	1,827	427,374	110,761	48,085	158,846
Business Combination	205,346	298,068	-	503,414	111,289	109,008	220,297
Increase by acquisition	46,821	358,362	28,320	433,503	22,122	34,292	56,414
Increase by reproduction	621,724	300,414	-	922,138	236,419	20,439	256,858
Consumption of ration, medication and remuneration of
partnership, net of accumulated depreciation	2,732,448	834,240	-	3,566,688	(71,892)	(15,170)	(87,062)
Transfer between current and noncurrent assets	178,754	35,405	-	214,159	(178,754)	(35,407)	(214,161)
Reduction due to slaughtering	(3,634,932)	(1,554,702)	(16,109)	(5,205,743)	-	-	-
Balance as of 12.31.09	352,716	494,779	14,038	861,533	229,945	161,247	391,192
Increase by acquisition	89,251	339,626	65,752	494,629	26,180	43,665	69,845
Increase by reproduction	1,286,755	684,078	(1,249)	1,969,584	270,897	35,400	306,297
Consumption of ration, medication and remuneration of
partnership, net of accumulated depreciation	3,060,295	947,251	-	4,007,546	(142,616)	(45,897)	(188,513)
Transfer between current and noncurrent assets	155,728	45,410	-	201,138	(155,728)	(45,409)	(201,137)
Reduction due to slaughtering	(4,548,444)	(2,031,913)	(53,392)	(6,633,749)	-	-	-
Balance as of 12.31.10	396,301	479,231	25,149	900,681	228,678	149,006	377,684

The costs of the breeding animals are depreciated using the straight-line method for a period from 15 to 30 months.

The acquisitions of biological assets of (non-current) production occur when there is the expectation that the production plan cannot be met with its own assets and, as a rule, this is the acquisition of immature animals in the beginning of the life cycle.

The acquisitions of biological assets for slaughtering (poultry and pork) are represented by poultry of one day and pork of up to 22 kilos, which are subject to the management of a substantial part of the agricultural activity by the Company.

The increase by reproduction of the biological assets classified in the current assets is related to eggs from assets of production.

13. ASSETS HELD FOR SALE

The Board of Directors of the Company, on February 19, 2010, approved a plan of disposal of assets that were not being used in the operations.

Additionally, it approved the plan of sale of a real estate located in the city of São Paulo with its corresponding buildings. The accounting balance of that group of assets corresponds to R$45,414. The Management believes that the sale will occur in the next fiscal year.

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The balances rollforward are presented below:

	BR GAAP
	Parent company
	01.01.09	Transfers of Fixed Assets	Write-offs	12.31.09	Transfers of Fixed Assets	Write-offs	12.31.10
Land	813	780	(1,150)	443	5,678	(4,584)	1,537
Buildings and improvements	21	436	(441)	16	5,684	(4,211)	1,489
Machine and equipment	1,407	385	(427)	1,365	312	(1,477)	200
Others	-	179	-	179	276	(455)	-
	2,241	1,780	(2,018)	2,003	11,950	(10,727)	3,226

	BR GAAP and IFRS
	Consolidated
	01.01.09	Transfers of Fixed Assets	Business Combination	Write-offs	12.31.09	Transfers of Fixed Assets	Transfers to Fixed Assets	Write-offs	12.31.10
Land	276	780	348	(1,150)	254	42,888	-	(242)	42,900
Buildings and improvements	28	436	44,487	(448)	44,503	15,125	(43,935)	(993)	14,700
Machine and equipment	5,350	385	1,053	(3,833)	2,955	103	-	(1,205)	1,853
Facilities	-	-	-	-	-	2,167	-	-	2,167
Others	116	179	-	(116)	179	446	-	-	625
	5,770	1,780	45,888	(5,547)	47,891	60,729	(43,935)	(2,440)	62,245

The items transferred to the fixed assets refer to the houses built in the city of Lucas do Rio Verde, in the State of Mato Grosso. The initial plan of the Management was to dispose of those units to employees of the Company. Then, because of the turnover of personnel and to guarantee the availability of housing in the region, the Management decided to cancel the plan of sale.

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14. RECOVERABLE TAXES

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09
ICMS	254,632	167,899	92,110	646,978	600,734	225,163
Income and social contribution taxes	235,613	168,675	62,325	257,096	208,738	148,500
PIS/COFINS	463,598	386,332	315,100	577,853	623,037	358,990
Import duty	218	-	-	9,108	11,867	25,043
IPI	2,913	3,455	3,062	58,701	47,174	5,617
Other	831	836	-	6,673	7,620	1,930
(-) Provision for losses	(22,014)	(39,085)	(24,345)	(93,110)	(100,505)	(41,416)
	935,791	688,112	448,252	1,463,299	1,398,665	723,827
Total current	471,367	256,994	337,231	695,892	745,591	576,337
Total non-current	464,424	431,118	111,021	767,407	653,074	147,490

The movements of provisions are presented below:

	BR GAAP
	Parent company
	01.01.09	Merger of company	Reversals	12.31.09	Merger of company	Reversals	Write-offs	12.31.10
Provision for ICMS loss	(22,014)	-	-	(22,014)	-	-	-	(22,014)
Provision for IR/CS loss	-	(17,071)	-	(17,071)	-	11,897	5,174	-
Provision for PIS/COFINS loss	-	-	-	-	(4,744)	4,744	-	-
Provision for IPI loss	(2,331)	-	2,331	-	-	-	-	-
	(24,345)	(17,071)	2,331	(39,085)	(4,744)	16,641	5,174	(22,014)

	BR GAAP and IFRS
	Consolidated
	01.01.09	Business combination	Additions	Reversals	12.31.09	Additions	Reversals	Write-offs	12.31.10
Provision for ICMS loss	(22,014)	(39,449)	(10,847)	2,285	(70,025)	(8,431)	85	-	(78,371)
Provision for IR/CS loss	(17,071)	(1,541)	-	-	(18,612)	-	13,438	5,174	-
Provision for PIS/COFINS loss	-	(2,567)	(4,744)	-	(7,311)	-	4,744	-	(2,567)
Provision for IPI loss	(2,331)	(2,426)	(2,131)	2,331	(4,557)	(7,615)	-	-	(12,172)
	(41,416)	(45,983)	(17,722)	4,616	(100,505)	(16,046)	18,267	5,174	(93,110)

14.1 ICMS – Value-added Tax:

Due to its export activity, domestic sales and investments in fixed assets are subject to reduced tax rates and, the Company accumulates credits that are offset with debits generated in sales in the domestic market or transferred to third parties.

The Company has ICMS credit in the states of Mato Grosso do Sul, Paraná, Santa Catarina, Minas Gerais and Rio Grande do Sul, for which Management understands that realization is uncertain and, therefore, formed full provision for loss of these credits as shown in the table above.

14.2 Income tax and social contribution:

These correspond to withholdings at source on financial investments, prepayments of income tax and social contribution, and on the reception of interest on shareholders’ equity by the parent company, realizable through offsetting with federal taxes and contributions payable.

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14.3 PIS and COFINS:

PIS (Contribution to the Social Integration Program) and COFINS (Contribution for Funding of Social Welfare Programs) basically originate from credits on purchases of raw materials used in the production of exported products or of products whose sale is taxed at the zero rate, such as those of UHT and pasteurized milk and sales to the Manaus Free Zone. The recovery of these receivables can be achieved by means of offsetting with domestic sale operations of taxed products, with other federal taxes or compensation claims.

For the accumulated PIS and COFINS credits, the Company adopts the procedure of legal action aimed at accelerating the analysis process of applications for repayment of these contributions already filed, which are under supervision for the release of new amounts.

The management has been conducting studies for the development of plans that allow the use of the other credits in the operations and there is no expectation of losses in their recovery.

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15.  INCOME TAX AND SOCIAL CONTRIBUTION

15.1      Deferred income tax and social contribution composition:

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09
Assets:
Tax losses carryforwards (corporate income tax)	166,924	129,130	105,664	564,705	568,651	206,952
Negative calculation basis (social contribution on Net Profits)	68,154	48,272	38,081	216,677	211,194	74,032
Temporary differences:
Provisions for contingencies	70,084	49,292	36,990	151,554	90,484	64,222
Provision for doubtful accounts	6,416	3,219	5,235	8,669	9,144	6,899
Provision for attorney's fees	4,804	4,608	2,882	4,804	9,804	3,390
Provision for property, plant and equipment losses	369	2,416	-	3,588	7,027	-
Provision for tax credits realization	7,485	7,485	8,268	31,658	53,963	8,268
Provision for others obligations	19,465	17,609	1,537	57,199	17,609	1,537
Employees' profit sharing	26,163	640	3,522	35,847	17,407	4,930
Provision for inventories	5,452	13,771	1,921	5,713	15,374	10,029
Employees' benefits plan	37,537	36,027	28,637	93,329	72,234	28,637
Amortization of fair value of business combination	6,285	8,440	10,636	10,908	14,480	10,636
Business Combination - Sadia	-	-	-	1,129,947	1,148,995	-
Provision for contractual indemnity	-	-	-	3,400	3,552	17,275
Unrealized losses on derivatives	2,925	-	-	2,925	-	17,308
Unrealized losses on inventories	-	-	-	1,480	4,765	13,912
Adjustments relating to the transition tax regime	124,370	98,438	8,739	139,557	167,671	79,262
Provision for losses	5,857	5,209	-	11,562	5,209	-
Other temporary differences	4,547	3,363	1,078	14,090	8,849	3,545
	556,837	427,919	253,190	2,487,612	2,426,412	550,834
Liabilities:
Temporary differences:
Revaluation Reserve	645	3,204	-	645	3,205	-
Depreciation on rural activities	463	517	44,889	76,567	94,206	64,163
Adjustments relating to the transition tax regime	273,951	119,952	933	400,951	185,943	4,365
Business Combination - Sadia	-	-	-	1,124,475	1,164,477	-
Unrealized gains on derivatives	28,045	7,564	3,360	28,045	7,565	3,360
Other temporary differences	1	-	1,325	4,994	1,029	1,434
	303,105	131,237	50,507	1,635,677	1,456,425	73,322

15.2      Estimated time of realization:

Deferred tax assets related to provisions for contingencies will be realized as the lawsuits are resolved and there are no estimates for the expected time of realization; thus, they are classified as non-current. The Company considers that deferred tax assets resulting from temporary differences of employee benefits will be realized at the payment of the projected obligations.

The deferred tax assets originating from tax losses carryforward and negative basis of social contribution are expected to be realized as set forth below:

	BR GAAP	BR GAAP e IFRS
	Parent company	Consolidated
Year
2011	21,236	79,358
2012	22,638	84,599
2013	24,347	90,984
2014	25,955	96,992
2015	26,934	100,652
2016 onwards	117,202	328,797
	238,312	781,382

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In assessing the likelihood of the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax-planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income, management believes that it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

15.3      Income and social contribution taxes reconciliation:

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09
Income (loss) before taxes and participations	776,192	144,573	(54,117)	1,001,454	339,839	(183,686)
Nominal tax rate	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%

Tax (expense) benefit at nominal rate	(263,905)	(49,155)	18,400	(340,494)	(115,545)	62,453
Adjustment of taxes and contributions on:
Equity pick up	307,790	88,899	90,543	1,474	(854)	-
Exchange rate fluctuation on investments abroad	(36,528)	(55,104)	-	(32,737)	(97,417)	72,870
Difference of tax rates on foreign earnings from	-	-	-	98,995	124,316	100,967
Subsidiaries abroad	-	-	-	(3,545)	(957)	-
Transfer pricing adjustment	(365)	(1,457)	(419)	(787)	(17,604)	(419)
Interest on shareholders' equity	17,265	19,342	25,981	89,250	34,001	27,749
Staturory profit sharing	(3,964)	4,315	-	(4,559)	6,384	(1,055)
Profit sharing	-	(9,506)	4,149	-	(11,588)	4,590
Donations	(1,924)	(321)	(7)	(3,105)	(918)	(335)
Penalties	(3,461)	(3,164)	(30)	(6,951)	(3,963)	(704)
Writt-off deffered income tax and social contribution	-	-	-	(3,790)	(132,036)	-
Other adjustments	13,056	(15,407)	5,140	9,791	(5,067)	(10,781)
	27,964	(21,558)	143,757	(196,458)	(221,248)	255,335
Current income tax	2,886	(32,383)	(19,835)	(130,551)	(80,232)	(43,335)
Deferred income tax	25,078	10,825	163,592	(65,907)	(141,016)	298,670

Gains (losses) on cash flow hedge excluded from shareholders’ equity and included in income, net of taxes of R$76,330 in 2010 and R$48,579 in 2009.

The taxable income, current and deferred income tax from subsidiaries abroad is presented below:

	Consolidated
	12.31.10	12.31.09
Pre-tax book income from foreign subsidiaries	134,746	135,341
Current income taxes benefit (expense) of subsidiaries abroad	(13,941)	(4,293)
Deferred income taxes benefit (expense) of subsidiaries abroad	773	7,592

The Company determined that the total profit recorded in the books of its wholly-owned subsidiary Crossban will not be redistributed. Such resources will be used for investments in the subsidiary, and thus no deferred income taxes were recognized. The total of undistributed earnings corresponds to R$928,885 as of December 31, 2010 (R$898,168 as of December 31, 2009).

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As a result of the merger of the wholly-owned subsidiary Perdigão Agroindustrial S.A. on March 9, 2009, the Company recorded a loss of R$132,036 related to deferred tax assets (associated to tax losses carryforward and negative base of social contribution)

The Brazilian income tax returns are subject to a 5-year statute of limitation period, during which the tax authorities might audit and assess the company for additional taxes and penalties, in case inconsistencies are found. Subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

16    JUDICIAL DEPOSITS

These represent restricted assets of the Company and are restricted to sums deposited and held in escrow pending Deliberation of the disputes to which they are related.

The movements of the judicial deposits held by the Company are represented below:

	BR GAAP and IFRS
	Parent Company
	01.01.09	Business combination	Additions	Rever-sals	Write-offs	12.31.09	Merger of company	Additions	Rever-sals	Write-offs	12.31.10
Tax	8,096	2,588	505	(54)	-	11,135	92	12,839	(50)	-	24,016
Labor	13,354	23,973	18,861	(5,980)	(10,543)	39,665	747	38,174	(16,718)	(5,494)	56,374
Civil, commercial and other	4,843	1,057	4,621	-	-	10,521	-	7,268	(192)	(4,962)	12,635
	26,293	27,618	23,987	(6,034)	(10,543)	61,321	839	58,281	(16,960)	(10,456)	93,025

The variation of the balance in the year 2009 occurred due to the merger of the wholly-owned subsidiary Perdigão Agroindustrial S.A. on March 9, 2009, while the increase in the year 2010 was mainly due to the regularization of the balance of labor contingencies of Eleva Alimentos S.A.

	BR GAAP and IFRS
	Consolidated
	01.01.09	Business combination	Additions	Reversals	Write-offs	Exchange variation	12.31.09	Additions	Reversals	Write-offs	Exchange variation	12.31.10
Tax	12,542	51,427	3,986	(1,887)	(13,030)	-	53,038	31,561	(49)	(5,302)	-	79,248
Labor	36,208	20,085	31,940	(7,979)	(11,955)	-	68,299	60,090	(14,815)	(11,816)	-	101,758
Civil, commercial and other	7,343	2,523	5,297	-	(195)	(420)	14,548	47,022	(192)	(9,327)	1,028	53,079
	56,093	74,035	41,223	(9,866)	(25,180)	(420)	135,885	138,673	(15,056)	(26,445)	1,028	234,085

The increase of the balance of the year 2009 results from the business combination with Sadia.

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17    INVESTMENTS

17.1      Investment breakdown

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09
Investment in subsidiaries	4,984,710	5,356,237	2,708,068	16,467	16,138	-
Fair value of acquired assets, net	2,394,844	2,435,517	-	-	-	-
Goodwill based on the expectation of future profitability	1,293,818	1,293,818	-	-	-	-
Advance for future capital increase	100	20,577	-	-	-	-
Other investments	834	834	577	1,027	1,062	1,028
	8,674,306	9,106,983	2,708,645	17,494	17,200	1,028

17.2      Movement of the direct investments – Parent company

	PSA Labor. Veter.Ltda.	PDF Participações Ltda.	Perdigão Trading S.A.	UP! Alimentos Ltda.	HFF Participações S.A.	Sadia S.A.	Avipal Nordeste S.A.	Empr. E Particip. Imob.
a) Capital share December 31, 2010
% of share	88.00%	1.00%	100.00%	50.00%	-	100.00%	-	65.49%
Total number of shares and membership interests:	5,463,850	1,000	100,000	1,000	-	683,000,000	-	14,249,459
Number of shares and membership interest held:	4,808,188	10	100,000	500	-	683,000,000	-	9,331,971
b) Information of controlling companies on December 31, 2010
Capital stock	5,464	1	100	1	-	5,073,817	-	40,061
Shareholders' Equity	10,749	1	1,873	11,399	264,608	4,078,683	1,785,851	48,010
Result of the period	1,215	-	703	11,397	31,251	772,150	18,694	7,334
c) Balance of investments on December 31, 2010
Balance of the investment in the beginning of the year	407	-	1,170	4,003	233,357	6,154,594	1,767,156	23,830
Equity method	442	-	703	5,699	31,251	702,739	18,695	4,592
Unrealized profit in inventory	-	-	-	-	-	-	-	-
Treasury Shares	-	-	-	-	-	26,772	-	-
Foreign-exchange variation	-	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	(44,844)	-	-
Stock Issue	8,610	-	-	-	-	813,816	-	3,020
Business Combination	-	-	-	-	-	-	-	-
Transfer of indirect investment to direct investment	-	-	-	-	-	-	-	-
Dividends and interest on the shareholders equity	-	-	-	(4,003)	-	(211,720)	-	-
Net assets merged spin-off	-	-	-	-	-	-	-	-
Merger	-	-	-	-	(264,608)	250,476	(1,785,851)	-
Balance of investments on December 31, 2010	9,459	-	1,873	5,699	-	7,691,833	-	31,442

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	Avipal Centro-Oeste S.A.	Avipal Construtora S.A.	Establec. Levino Zaccardy	Crossban Holdings GMBH	Perdigão Export Ltd.	12.31.10	12.31.09	Total 01.01.09
a) Capital share December 31, 2010
% of share	100.00%	100.00%	90.00%	100.00%	100.00%	-	-	-
Total number of shares and membership interests:	6,963,854	445,362	100	1	1	-	-	-
Number of shares and membership interest held:	6,963,854	445,362	90	1	1	-	-	-
b) Information of controlling companies on December 31, 2010
Capital stock	5,972	445	92	4,227	17	-	-	-
Shareholders' Equity	263	51	570	938,603	-	-	-	-
Result of the period	2	2	165	143,641	-	-	-	-
c) Balance of investments on December 31, 2010
Balance of the investment in the beginning of the year	261	49	234	900,511	-	9,085,572	2,708,068	1,831,067
Equity method	2	2	(774)	144,559	-	907,910	256,273	215,029
Unrealized profit in inventory	-	-	-	(2,697)	-	(2,697)	24,266	(27,008)
Treasury Shares	-	-	-	-	-	26,772	(26,772)	-
Foreign-exchange variation	-	-	129	(107,511)	-	(107,382)	(162,068)	-
Other comprehensive income	-	-	-	(1,699)	-	(46,543)	(76)	(33,607)
Stock Issue	-	-	-	-	-	825,446	3,987,366	-
Business Combination	-	-	-	-	-	-	3,729,335	-
Transfer of indirect investment to direct investment	-	-	-	-	-	-	1,200,108	3,597
Dividends and interest on the shareholders equity	-	-	-	-	-	(215,723)	(48,569)	-
Net assets merged spin-off	-	-	-	-	-	-	-	(38)
Merger	-	-	-	-	-	(1,799,983)	(2,582,359)	719,028
Balance of investments on December 31, 2010	263	51	(411)	933,163	-	8,673,372	9,085,572	2,708,068

The amounts of the losses resulting from foreign-exchange variation on the investments in subsidiaries abroad, whose functional currency is Brazilian Reais, in the amount of R$96,231 on December 31, 2010 (R$257,870 on December 31, 2009), are acknowledged in the revenues or financial expenses in the statement of income (see note 34). The exchange variation resulting from the investment in the subsidiary Plusfood Groep B.V. and its controlled companies, whose functional currency is the Euro, was recorded in the equity evaluation adjustments, in the subgroup of shareholders’ equity.

17.3      Investments in affiliates

	UP!			K&S
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09
Current assets	22,673	16,295	20,972	14,975	20,277
Noncurrent assets	-	-	211	17,335	13,798
Current liabilities	(11,274)	(8,286)	(10,271)	(9,749)	(9,311)
Noncurrent liabilities	-	-	-	(585)	-
Net assets	11,399	8,009	10,912	21,976	24,764

Net revenues	91,231	79,000	71,723	69,359	51,251
Net income	11,399	8,009	10,810	(2,788)	(1,556)

79

On June 30, 2009, the Company and Unilever Brasil, members of UP! Alimentos Ltda, entered into an amendment to the shareholders’ agreement valid as from July 1, 2009. The members decided to change certain rules of governance of the corporation, thereby conferring on Unilever Brasil certain additional rights and obligations. Therefore, in spite of the maintenance of a share of 50% in UP, the Company failed to share the control in the investee and, in consequence, started to measure the investment using the equity method, thereby abandoning the practice of proportional consolidation. The consolidated balances presented in the fiscal year ended on January 1, 2009 include the balances of the investee.

K&S Alimentos S.A. results from a joint venture between the subsidiary Sadia and Kraft Foods Brasil and, therefore, became an indirect subsidiary of the Company as from July 8, 2009. For this reason, no comparative balance was presented on January 1, 2009.

80

18    PROPERTY, PLANT AND EQUIPMENT

The movement of the fixed assets is presented below:

	BR GAAP
	Parent company
	Rate p.y. %	12.31.09	Acquisitions	Write-offs	Merger (*)	Transfers	Transfer to held for sale	12.31.10
Cost
Land		157,516	307	(3,540)	1,367	(9,210)	(6,018)	140,422
Buildings and improvements		1,474,872	87	(41,321)	42,829	190,996	(9,413)	1,658,050
Machinery and equipment		2,126,782	12,613	(120,612)	48,349	228,622	(8,495)	2,287,259
Facilities		240,787	33	(11,285)	4,423	61,013	(1,008)	293,963
Furniture		40,470	467	(3,643)	2,462	6,904	(315)	46,345
Vehicles and aircrafts		19,731	348	(3,477)	445	1,957	-	19,004
Others		86,512	82	(2,527)	2,567	16,785	-	103,419
Construction in progress		247,686	394,382	(7,895)	417	(497,025)	-	137,565
Advances to suppliers		3,365	12,254	-	58	(12,869)	-	2,808
		4,397,721	420,573	(194,300)	102,917	(12,827)	(25,249)	4,688,835

Depreciation
Buildings and improvements	3.45	(435,646)	(48,712)	26,413	(10,293)	(8,220)	5,872	(470,586)
Machinery and equipment	5.94	(937,165)	(101,439)	99,204	(15,998)	5,516	6,413	(943,469)
Facilities	3.57	(83,932)	(9,736)	6,946	(797)	2,979	750	(83,790)
Furniture	6.25	(17,859)	(2,244)	2,507	(728)	(1,531)	264	(19,591)
Vehicles and aircrafts	14.29	(10,647)	(5,810)	2,837	(255)	1,774	-	(12,101)
Others		(21,287)	(4,594)	1,353	(137)	1	-	(24,664)
		(1,506,536)	(172,535)	139,260	(28,208)	519	13,299	(1,554,201)
Propety, plant and equipment, net		2,891,185	248,038	(55,040)	74,709	(12,308)	(11,950)	3,134,634
(*) Merger of Avipal Nordeste S.A. on March 31, 2010.

81

	BR GAAP
	Parent company
	Rate p.y. %	01.01.09	Acquisitions	Write-offs	Merger (*)	Transfers	Transfer to held for sale	12.31.09
Cost
Land		47,260	6	(7,033)	117,024	1,039	(780)	157,516
Buildings and improvements		305,581	3,187	(54,852)	1,050,772	171,113	(929)	1,474,872
Machinery and equipment		574,061	17,505	(98,401)	1,400,731	233,850	(964)	2,126,782
Facilities		89,873	866	(22,980)	145,362	27,666	-	240,787
Furniture		12,383	228	(2,362)	25,540	4,752	(71)	40,470
Vehicles and aircrafts		6,716	485	(2,565)	14,069	1,092	(66)	19,731
Others		5,320	189	(109)	58,310	22,802	-	86,512
Construction in progress		95,068	337,235	(218)	141,965	(326,364)	-	247,686
Advances to suppliers		24,346	110,358	-	7,378	(138,717)	-	3,365
		1,160,608	470,059	(188,520)	2,961,151	(2,767)	(2,810)	4,397,721

Depreciation
Buildings and improvements	3.45	(143,774)	(32,838)	13,718	(263,934)	(9,311)	493	(435,646)
Machinery and equipment	6.33	(358,016)	(50,958)	51,546	(580,845)	613	495	(937,165)
Facilities	3.57	(41,658)	(4,840)	7,084	(55,343)	10,825	-	(83,932)
Furniture	6.25	(6,641)	(1,359)	1,348	(11,018)	(213)	24	(17,859)
Vehicles and aircrafts	14.29	(5,967)	(788)	1,204	(5,840)	726	18	(10,647)
Others		(2,609)	(3,492)	106	(11,731)	(3,561)	-	(21,287)
		(558,665)	(94,275)	75,006	(928,711)	(921)	1,030	(1,506,536)
Propety, plant and equipment, net		601,943	375,784	(113,514)	2,032,440	(3,688)	(1,780)	2,891,185

(*) Merger of Avipal Nordeste S.A. on March 31, 2010.

82

	BR GAAP
	Consolidated
	Rate p.y.%	12.31.09	Acquisitions	Write-offs	Transfers	Transfer to held for sale	Transfer from maintained for sale to fixed assets	Foreign-exchange variation	12.31.10
Cost
Land		674,496	14,583	(12,627)	(252)	(58,701)	-	(65)	617,434
Buildings and improvements		4,381,906	7,665	(68,304)	313,760	(8,136)	43,935	(1,683)	4,669,143
Machinery and equipment		5,068,605	22,594	(164,575)	319,404	(9,292)	-	(4,250)	5,232,486
Facilities		1,234,478	1,651	(30,347)	101,413	2,808	-	(104)	1,309,899
Furniture		78,550	1,304	(4,976)	7,609	(318)	-	(677)	81,492
Vehicles and aircrafts		32,929	515	(7,112)	3,026	-	-	(815)	28,543
Others		146,885	15,099	(3,615)	16,355	(169)	-	25	174,580
Construction in progress		424,784	593,745	(11,580)	(757,207)	-	-	(613)	249,129
Advances to suppliers		24,682	40,670	(4,950)	(12,869)	-	-	-	47,533
		12,067,315	697,826	(308,086)	(8,761)	(73,808)	43,935	(8,182)	12,410,239

Depreciation
Buildings and improvements	3.00	(953,646)	(124,613)	43,007	(6,974)	4,144	-	1,797	(1,036,285)
Machinery and equipment	5.17	(1,849,237)	(204,336)	135,951	5,036	5,876	-	3,788	(1,902,922)
Facilities	3.41	(315,407)	(34,687)	19,005	1,720	2,293	-	48	(327,028)
Furniture	5.74	(38,666)	(2,615)	3,932	(486)	(914)	-	615	(38,134)
Vehicles and aircrafts	14.41	(17,262)	(6,774)	5,474	1,592	1,680	-	263	(15,027)
Others		(18,911)	(7,181)	2,081	(1)	-	-	-	(24,012)
		(3,193,129)	(380,206)	209,450	887	13,079	-	6,511	(3,343,408)
Propety, plant and equipment, net		8,874,186	317,620	(98,636)	(7,874)	(60,729)	43,935	(1,671)	9,066,831

83

	BR GAAP and IFRS
	Consolidated
	Rate p.y.%	01.01.09	Acquisitions	Write-offs	Business Combination	Transfers	Transfer to held for sale	Foreign-exchange variation	12.31.09
Cost
Land		166,866	36	(7,084)	514,425	1,191	(780)	(158)	674,496
Buildings and improvements		1,404,537	8,822	(55,054)	2,780,204	252,171	(929)	(7,845)	4,381,906
Machinery and equipment		2,091,183	39,959	(116,726)	2,632,180	440,344	(964)	(17,371)	5,068,605
Facilities		242,179	2,831	(193,092)	1,076,974	115,044	-	(9,458)	1,234,478
Furniture		47,348	1,407	(5,577)	28,199	9,615	(71)	(2,371)	78,550
Vehicles and aircrafts		22,092	913	(3,522)	13,396	952	(66)	(836)	32,929
Others		62,425	4,952	(3,764)	56,267	27,210	-	(205)	146,885
Construction in progress		250,489	472,337	(218)	475,659	(769,730)	-	(3,753)	424,784
Advances to suppliers		30,470	113,217	(17,715)	37,446	(137,985)	-	(751)	24,682
		4,317,589	644,474	(402,752)	7,614,750	(61,188)	(2,810)	(42,748)	12,067,315

Depreciation
Buildings and improvements	2.95	(428,909)	(49,340)	19,242	(487,623)	(12,562)	493	5,053	(953,646)
Machinery and equipment	5.20	(994,094)	(56,794)	55,827	(865,008)	(2,127)	495	12,464	(1,849,237)
Facilities	3.39	(96,682)	3,473	14,891	(253,968)	19,187	-	(2,308)	(315,407)
Furniture	5.43	(24,785)	(3,707)	3,804	(15,001)	(603)	24	1,602	(38,666)
Vehicles and aircrafts	14.57	(12,203)	(1,627)	1,848	(6,483)	915	18	270	(17,262)
Others		(13,124)	(4,934)	1,605	(4,940)	2,482	-	-	(18,911)
		(1,569,797)	(112,929)	97,217	(1,633,023)	7,292	1,030	17,081	(3,193,129)
Propety, plant and equipment, net		2,747,792	531,545	(305,535)	5,981,727	(53,896)	(1,780)	(25,667)	8,874,186

84

The increases related to construction in progress are represented substantially by expansion projects of industrial units, mainly in Lucas do Rio Verde, Uberlândia, Toledo, Vitória do Santo Antão and Carambeí plants in the amount of  R$301,028 and R$311,324 in 2010 and 2009, respectively.  The remaining investments are concentrated in productive improvements.

During the year ended December 31, 2010, the Company capitalized interests in the amount of R$18,435 (R$56,674 in December 31, 2009). The interest rate utilized to determine the amount to be capitalized was 7.74%.

The decreases in property, plant and equipment are related to disposals of properties, mainly farms, decreases by obsolescence and adjustments related to the acquired company.

On December 31, 2010 and 2009, the Company had no commitments assumed related to acquisition and/or construction of properties.

The fixed assets that are held as collateral of transactions of different natures are presented below:

	BR GAAP
	Parent Company
	12.31.10		12.31.09	01.01.09
	Type of collateral	Book value of the collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Employment/Tax/Civil	51,591	35,686	26,368
Buildings and improvements	Financial/Employment/Tax/Civil	648,956	430,886	78,966
Machine and equipment	Financial/Employment/Tax	728,233	506,499	29,215
Facilities	Financial/Employment/Tax	189,931	88,108	7,962
Furniture and utensil	Financial/Employment/Tax/Civil	9,610	6,305	1,319
Vehicles and aircrafts	Financial/Tax	913	1,059	661
Others	Financial/Employment/Tax/Civil	90,959	55,134	27,055
		1,720,193	1,123,677	171,547

	BR GAAP and IFRS
	Consolidated
	12.31.10		12.31.09	01.01.09
	Type of collateral	Book value of the collateral	Book value of the collateral	Book value of the collateral
Land	Financial/Employment/Tax/Civil	187,159	171,254	26,368
Buildings and improvements	Financial/Employment/Tax/Civil	1,926,292	1,708,222	78,966
Machine and equipment	Financial/Employment/Tax	2,028,672	1,806,938	29,215
Facilities	Financial/Employment/Tax	701,003	599,180	7,962
Furniture and utensil	Financial/Employment/Tax/Civil	17,458	14,153	1,319
Vehicles and aircrafts	Financial/Tax	1,297	1,443	661
Others	Financial/Employment/Tax/Civil	148,639	112,814	27,055
		5,010,520	4,414,004	171,547

The Company is not permitted to assign these assets as security for other transactions or to sell them.

85

19. INTANGIBLE ASSETS

Intangible assets are composed of the following items:

	BR GAAP
	Parent company
	Rate p.y.%	Cost	Accumulated amortization	12.31.10	12.31.09	01.01.09
Software	20.00	76,120	(12,152)	63,968	11,445	10,663
Outgrowers fidelization	-	1,775	-	1,775	-	-
Patents	-	3,057	-	3,057	-	-
Brands	-	-	-	-	-	-
Goodwill	-	1,520,488	-	1,520,488	1,520,488	1,453,713
Total		1,601,440	(12,152)	1,589,288	1,531,933	1,464,376

	BR GAAP and IFRS
	Consolidated
	Rate p.y.%	Cost	Accumulated amortization	12.31.10	12.31.09	01.01.09
Software	20.00	223,249	(122,910)	100,339	76,846	11,820
Relationship with suppliers	42.00	135,000	(84,156)	50,844	106,948	-
Patents	10.00	5,632	(300)	5,332	1,900	-
Brands	-	1,256,000	-	1,256,000	1,256,000	-
Outgrowers fidelization	-	1,775	-	1,775	-	-
Goodwill	-	2,832,974	-	2,832,974	2,834,769	1,545,732
Total		4,454,630	(207,366)	4,247,264	4,276,463	1,557,552

86

The movement of intangible assets is presented below:

	BR GAAP
	Parent company
	01.01.09	Amortization	Transfers	Merger	12.31.09	Additions	Amortization	Transfers	Merger	Write-offs	12.31.10
Software	10,663	(292)	1,074	-	11,445	53,944	(4,662)	2,053	1,206	(18)	63,968
Relationship with suppliers	-	-	-	-	-	-	-	-	-	-	-
Patents	-	-	-	-	-	440	-	2,617	-	-	3,057
Outgrowers fidelization	-	-	-	-	-	1,775	-	-	-	-	1,775
Goodwill:	1,453,713	-	-	66,775	1,520,488	-	-	-	-	-	1,520,488
Eleva Alimentos	1,273,324	-	-	-	1,273,324	-	-	-	-	-	1,273,324
Batávia	133,163	-	-	-	133,163	-	-	-	-	-	133,163
Ava	-	-	-	49,368	49,368	-	-	-	-	-	49,368
Cotochés	39,590	-	-	-	39,590	-	-	-	-	-	39,590
Paraíso Agroindustrial	-	-	-	16,751	16,751	-	-	-	-	-	16,751
Perdigão Mato Grosso	7,636	-	-	-	7,636	-	-	-	-	-	7,636
Incubatório Paraíso	-	-	-	656	656	-	-	-	-	-	656
Total	1,464,376	(292)	1,074	66,775	1,531,933	56,159	(4,662)	4,670	1,206	(18)	1,589,288

	BR GAAP and IFRS
	Consolidated
	01.01.09	Additions	Business combination	Amortization	Transfers	Write-offs	Exchange variation	12.31.09	Additions	Amortization	Transfers	Write-offs	Exchange variation	12.31.10
Software	11,820	6,370	57,850	(328)	1,266	(132)	-	76,846	62,462	(40,794)	2,037	(180)	(32)	100,339
Relationship with suppliers	-	-	135,000	(28,052)	-	-	-	106,948	-	(56,104)	-	-	-	50,844
Patents	-	-	2,000	(100)	-	-	-	1,900	440	(200)	3,192	-	-	5,332
Trademarks	-	-	1,256,000	-	-	-	-	1,256,000	-	-	-	-	-	1,256,000
Outgrowers fidelization	-	-	-	-		-	-	-	1,775	-	-	-	-	1,775
Goodwill:	1,545,732	-	1,293,818	-	-	-	(4,781)	2,834,769	-	-	-	-	(1,795)	2,832,974
Sadia	-	-	1,293,818	-	-	-	-	1,293,818	-	-	-	-	-	1,293,818
Eleva Alimentos	1,273,324	-	-	-	-	-	-	1,273,324	-	-	-	-	-	1,273,324
Batávia	133,163	-	-	-	-	-	-	133,163	-	-	-	-	-	133,163
Ava	49,368	-	-	-	-	-	-	49,368	-	-	-	-	-	49,368
Cotochés	39,590	-	-	-	-	-	-	39,590	-	-	-	-	-	39,590
Paraíso Agroindustrial	16,751	-	-	-	-	-	-	16,751	-	-	-	-	-	16,751
Plusfood	21,194	-	-	-	-	-	(4,781)	16,413	-	-	-	-	(1,795)	14,618
Perdigão Mato Grosso	7,636	-	-	-	-	-	-	7,636	-	-	-	-	-	7,636
Sino dos Alpes	4,050	-	-	-	-	-	-	4,050	-	-	-	-	-	4,050
Incubatório Paraíso	656	-	-	-	-	-	-	656	-	-	-	-	-	656
Total	1,557,552	6,370	2,744,668	(28,480)	1,266	(132)	(4,781)	4,276,463	64,677	(97,098)	5,229	(180)	(1,827)	4,247,264

87

Amortizations of loyalty of integrated businesses and relationship with suppliers are recognized in net income in the cost of sales, while software amortization is recorded according to its use, where the alternatives are cost of sales, administrative or business expenses.

Trademarks in intangible assets derive from the business combination with Sadia and are considered assets with indefinite useful life as they are expected to contribute toward the Company’s cash flows indefinitely.

The goodwill presented above is supported by appraisal report, after allocation in the assets in use identified.

The value of goodwill and the value of intangible assets with indefinite useful life (trademarks and patents) allocated by cash-generating unit, are presented in    note 6.

The Company conducted the test of reduction to the recoverable value of assets based on fair value in use that was determined by a discounted cash flow model, in accordance with level of allocation of goodwill and intangibles to the group of cash generating units.

Discounted cash flows were prepared with a basis on the multi-annual budget (2011-2015) of the Company and growth projections up to 2020 (9% per annum up to 16% per annum), which in turn, is based on historical experiences and market projections of government agencies and associations, such as the United States Department of Agriculture (“USDA”), the Brazilian Association of the Pork Production and Exportation Industry (“ABIPECS”), the Brazilian Pullet Producer Association (“APINCO”) and others. In the opinion of Management, the use of periods that exceed those quoted (5 years) in the preparation of discounted cash flows is adequate, as it reflects the estimated time of use of the groups of assets.

Management adopted the assumptions presented in the table below in the preparation of the discounted cash flows:

	2011	2012	2013	2014	2015	2016 - 2020
GDP Brazil - CENTRAL BANK	4.20%	4.80%	4.80%	4.30%	4.20%	4.00%
Global GDP - IMF	3.40%	3.60%	3.70%	3.70%	3.70%	3.50%
IPCA	4.70%	4.60%	4.60%	4.60%	4.60%	4.60%
CPI - FMI	1.00%	1.40%	1.60%	1.70%	1.80%	2.50%
SELIC	11.79%	10.20%	8.80%	8.50%	8.50%	8.50%
Cost of own capital	15.00%	-	-	-	-	-
Nominal WACC	12.80%	-	-	-	-	-
Real WACC	7.80%	-	-	-	-	-

Based on Management analyses performed during the fourth quarter 2010, no adjustments for reduction of the balances of the assets to recoverable value were identified.

88

The rates presented above do not consider any tax effect (pre-tax).

In addition to the above mentioned recovery analysis, Management drew up a sensitivity analysis considering the variations in the EBITDA margin and in the nominal WACC as presented below:

	Changes
EBITDA margin	-3.00%	-1.50%	-	-
WACC	-	-	11.30%	14.30%

In none of the scenarios considered did the company determine the need for formation of provision for recoverable value of the intangible assets with indefinite useful life.

20.  TRADE ACCOUNTS PAYABLE

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09
Domestic suppliers
Third parties	1,053,902	902,102	297,364	1,952,056	1,714,547	932,151
Related parties	6,769	17,464	43,006	1,323	1,706	175

Foreign suppliers
Third parties	35,806	55,655	165	105,817	189,115	151,059
Related parties	1,898	1,209	-	-	-	-
	1,098,375	976,430	340,535	2,059,196	1,905,368	1,083,385

Accounts payable to suppliers are not subject to the incidence of interest and are generally settled within 36 days.

The information on accounts payable involving related parties is presented in    note 29.

89

9

21.  CURRENT AND NON-CURRENT LOANS AND FINANCING

	BR GAAP
	Parent company
	Charges (% p.y.)	Average interest rate (p.y.)	Weighted average maturity	Short term	Long term	Balance 12.31.10	Balance 12.31.09	Balance 01.01.09
Local currency (R$)
Working capital	6.74% (TR/ 7.39% on 12.31.09)	6.74% (7.42% on 12.31.09)	0.5	415,580	1,601	417,181	473,265	78,542
BNDES, FINEM, credit facilities of development banks and other secured debts	TJLP / 2.86% (TJLP/ 2.78% on 12.31.09)	8.07% (8.64% on 12.31.09)	2.3	157,154	392,137	549,291	635,912	167,865
Export credit facility	TJLP / CDI 4.42% (TR / TJLP / CDI 3.6% on 12.31.09)	10.42% (10.14% on 12.31.09)	1.7	88,960	298,757	387,717	566,488	-
Tax incentives	IGPM / 1.40% (IGPM / 1% on 12.31.09)	1.99% (0.97% on 12.31.09)	9.0	4	10,465	10,469	2,088	277,273
Total local currency				661,698	702,960	1,364,658	1,677,753	523,680
Foreign currency

Advances on exchange contracts	(5.29% on 12.31.09) e.v. (US$)	(5.29% em 12.31.09) + e.v. (US$)	-	-	-	-	53,432	202,594

Export credit facility	LIBOR / / CDI 2.84% (LIBOR / / CDI 2.46% on 12.31.09) e.v. (US$ and other currencies)	3.30% (2.84% on 12.31.09) + e.v. (US$ and other currencies)	1.8	234,589	575,156	809,745	1,185,249	853,220

BNDES, FINEM, credit facilities of development banks and other secured debts	UMBNDES 2.46% (UMBNDES 2.47% on 12.31.09) e.v. (US$ and other currencies)	6.61% (6.72% on 12.31.09) + e.v. (US$ and other currencies)	2.1	17,230	36,762	53,992	70,735	23,088
Total foreign currency				251,819	611,918	863,737	1,309,416	1,078,902
Total indebtedness				913,517	1,314,878	2,228,395	2,987,169	1,602,582

(*) Weighted average maturity date in years.

90

	BR GAAP and IFRS
	Consolidated
	Charges (% p.y.)	Average interest rate (p.a.)	Weighted average maturity	Short term	Long term	Balance 12.31.10	Balance 12.31.09	Balance 01.01.09
Local currency (R$)

Working capital	6.75% (TR / 7.71% on 12.31.09)	6.81%	0.8	869,699	11,601	881,300	973,033	220,272
BNDES, FINEM, credit facilities of development banks and other secured debts	TJLP / 2.86% (TJLP / 2.79% on 12.31.09)	8.45%	5.8	577,756	1,356,431	1,934,187	2,101,411	538,252
Export credit facility	TJLP / CDI 4.42% (TJLP / CDI 3.6% on 12.31.09)	10.42% (10.14% on 12.31.09)	1.7	88,960	298,757	387,717	1,137,409	-
Tax incentives	IGPM / 1.40% (IGPM / 1% on 12.31.09)	3.00% (0.97% on 12.31.09)	5.6	4	12,865	12,869	4,443	463,284
FIDIC	-	-	-	-	-	-	353,364	-

Total local currency				1,536,419	1,679,654	3,216,073	4,569,660	1,221,808
Foreign currency

Advances on exchange contracts	5.29% e.v. (USD on 12.31.09)	5.29% + e.v.(USD on 12.31.09)	-	-	-	-	53,432	443,674
Bonds	7.13%	7.13%	8	41,586	1,647,333	1,688,919	419,137	-
Working capital	EURIBOR + 1.20%	0.41% + e.v. (US$)	-	-	-	-	-	49,605
Export credit facility	LIBOR / / CDI 2.24% (LIBOR / / CDI 2.35% on 12.31.09) e.v. (US$ and other currencies)	2.30% (2.77% on 12.31.09) + e.v. (US$ and other currencies)	2	593,020	1,515,283	2,137,513	3,719,384	3,493,988
BNDES, FINEM, credit facilities of development banks and other secured debts	-	-	-	56,688	132,956	189,644	292,408	85,337
Total foreign currency				691,294	3,295,572	4,016,076	4,484,361	4,072,604
Total indebtedness				2,227,713	4,975,226	7,232,149	9,054,021	5,294,412

(*)Weighted average maturity date in years.

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21.1.    Working capital

Rural credit: The Company and its subsidiaries have rural credit facilities with several commercial banks that, according to a Federal Government program, offer loans as an incentive to rural activities. The funds originating from this financing facility are used as working capital.

PROCER – Credit facilities of BNDES: Through PROCER, BNDES grants operating credit facilities to help Brazilian agribusiness companies and agricultural companies.

Industrial credit notes: We issue Industrial Credit Notes, receiving credits from official funds (“Fundo de Amparo ao Trabalhador”) and from the Fundo Constitucional de Financiamento do Centro-Oeste. The notes have maturity periods of up to five years, maturing between 2011 and 2014. These notes are guaranteed by a pledge of machinery and equipment and real estate mortgages.

21.2.   BNDES, FINEM, loan facilities of development banks and another secured debts

The Company and its subsidiaries have various outstanding obligations with the BNDES. The loans were executed for the acquisition of machinery, equipment and expansion of productive facilities. The principal and the interest of the FINEM loans are paid in monthly installments, maturing between 2011 and 2015, and are guaranteed by a pledge of equipment and facilities and mortgage on the property owned by the Company. The amounts of these loans are indexed by the UMBNDES basket of currencies, which is composed of the currencies in which BNDES obtains its resources. The impact of interest reflects the daily fluctuation of the currencies that form the basket.

PESA: Sadia has a loan facility obtained through the Special Program for Asset Recovery subject to the variations of the IGPM plus interest of 9.89% per year, guaranteed by endorsements and liens of government debt securities.

21.3.   Fiscal incentives

State Programs for Financing with Fiscal Incentive: Under the terms of these programs, we were granted credit proportional to the payment of ICMS generated by investments in the construction or expansion of industrial facilities in these states. The credit facilities have a term of 20 years and fixed or variable interest rates based on the IGPM plus a margin.

21.4.   Export credit facilities

Pre-payment of exports: Generally denominated in US dollars, maturing between 2011 and 2013. The export prepayment credit facilities are pegged to the LIBOR (London Interbank Offered Rate) of three and six months plus spread. Under the terms of each one of these credit facilities, the Company receives loans guaranteed by accounts receivable relating to exports of our products to specific customers. The credit facilities are generally guaranteed by BRF - Brasil Foods S.A. The main obligations of these contracts include limitations of guarantees, takeovers, and in a number of cases, financial obligations.

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Business loan facilities: Indebtedness under the terms of these credit facilities is denominated in US dollars and maturities range from one to four years. Business loan facilities yield interest at the LIBOR rate plus a margin with quarterly, semi-annual and annual payments. Under the terms of each one of these credit facilities, the Company receives loans used in raw material imports and in other working capital requirements. The credit facilities are generally guaranteed by BRF - Brasil Foods S.A. The main obligations under the terms of these contracts include limitations on takeovers and sales of assets.

Credit facilities of BNDES - Exim: The Company has some credit facilities provided by BNDES for export financing with several commercial banks acting as intermediaries. These resources are pegged to the TJLP with maturity in 2012. Settlement occurs in the local currency without the risk associated with foreign exchange rate variation.

Advances on exchange contracts: Advances on exchange contracts (“ACCs”) are obligations with commercial banks, where the principal is settled through exports of products, as shipped. Interest is paid in the settlement of the foreign exchange and the contracts are guaranteed by the actual exported goods. When the export documents are delivered to the financing banks, these obligations start to be called advances against draft presentations (“ACEs”) and are written off only upon the final payment by the overseas customer. The regulation of the Brazilian Central Bank allows companies to obtain short-term financing under the terms of the ACCs with maturity in up to 360 days from the date of scheduled shipment of the exports, or short-term financing under the terms of the ACEs with maturity in up to 180 days from the date of the effective shipment of the exports, in each case at banks in Brazil, although they refer to loans denominated in US dollars. On December 31, 2010 , the Company did not have any open ACC or ACE contract.

21.5.   Bonds

BFF notes: On January 28, 2010, BFF International Limited issued senior notes in the total value of US$750,000. The notes are guaranteed by BRF and by Sadia, with a nominal interest rate of 7.25% per year and effective rate of 7.31% per annum, maturing on January 28, 2010.

Sadia Bonds: In the total value of US$250,000. The bonds are guaranteed by BRF and by Sadia, with an interest rate of 6.88% per year and maturing on May 24, 2017.

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21.6.   Debentures

BRF issued 81,950 simple debentures, fully subscribed between June 30, 1998 and November, 21, 2010, to BNDES, with a unit nominal value of one real (R$ 1) and redemption period between June 15, 2001 and June 15, 2010, having been redeemed up to June 15, 2010 in full.

21.7      Long term debt maturity

The schedule of maturities of long term debts is presented below:

	BR GAAP	BR GAAP and IFRS
	Parent company	Consolidated

2012	886,296	2,030,062
2013	311,914	661,720
2014	53,939	195,434
2015	23,950	100,402
2016 to 2045	38,779	1,987,608
	1,314,878	4,975,226

Until September 30, 2010, the subsidiary Sadia operated with assignment of receivables in the domestic market issued by Sadia itself to Fundo de Investimentos em Direitos Creditórios (“FIDC”), these credit receivables investment fund was administrated by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities.

In the year ended December 31, 2010, Sadia received resources of R$ 3,138,100 for the sale of the abovementioned receivables (R$ 2,475,000 from July 8, 2009 to December 31, 2009), and incurred financial expenses of R$ 18,767 (R$ 17,100 from July 8, 2009 to December 31, 2009).

21.8    Guarantees

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.10	12.31.09	12.31.10	12.31.09
Balance of financing	2,228,395	3,013,529	7,202,939	8,798,010
Mortgage guarantees:	589,041	675,979	1,668,111	2,042,837
Linked to FINEM-BNDES	525,282	659,141	1,438,823	1,852,174
Linked to FNE-BNB	-	-	165,529	165,529
Linked to tax incentives and other	63,759	16,838	63,759	25,134
Guarantees by means of fiduciary assignment of assets acquired under financing:	10,844	17,769	11,217	20,183
Linked to FINEM-BNDES	10,801	17,676	10,801	19,217
Linked to FINAME-BNDES	-	-	373	858
Linked to tax incentives and other	44	93	44	108

The subsidiary Sadia is the guarantor of a loan obtained by Instituto Sadia de Sustentabilidade at the National Bank for Economic and Social Development (“BNDES”). This loan is aimed at the implementation of biodigesters on the properties of the rural producers taking part in the Sadia integration system, targeting the mechanism of clean development and reduction of greenhouse gas emission. The value of these sureties on December 31, 2010  totaled R$ 83,899 (R$ 82,976 on December 31, 2009).

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Sadia is guarantor of loans related to a special program, which aimed the development of outgrowers in the central region of Brazil. The proceeds of such loans shall be utilized to improve farm conditions and will be paid in 10 years. The actual collateral is the land and equipment acquired by the outgrowers. The total of guarantee as of December 31, 2010 amounted R$562,474 (R$546,888 as of December 31, 2009).

The Company contracted guarantees in the amount of R$456,685 offered mainly in litigation which were discussed the use of tax credits. These guarantees have a average cost of 1.19% p.y.

21.9    Commitments

In the normal course of business, the Company enters into regular agreements with third parties for the purchase of raw materials, mainly corn, soymeal and pork, where the agreed prices can be fixed or to be fixed. On December 31, 2010, these firm purchase commitments totaled R$630,346 at the parent company and R$1,819,093 in the consolidated statement (R$495,095 at the parent company and R$1,809,320 in the consolidated statement on December 31, 2009), considering the market value of the commodities on the date of these financial statements.

21.10  Covenants

The Company has foreign currency export prepayment financing agreement with habitual default clauses for these types of operation and that, if not complied with, may cause their due dates to be brought forward. On December 31, 2010, all these conditions were met by the Company.

Restrictive clauses (indicators to be met)	Indicator met
Net debt / shareholders' equity lower than 1.5	0.267
Net debt / EBITDA lower than 3.5	1.379
Minimum current liquidity of 1.1	1.750
Total liabilities less shareholders' equity / shareholders' equity equal to or less than 2.2	0.855

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22.  OTHER FINANCIAL ASSETS AND LIABILITIES

	BR GAAP			BR GAAP and IFRS
	Parent company			Consolidated
	12.31.10	12.31.09	01.01.09	12.31.10	12.31.09	01.01.09
Derivative financial instruments
Cash flow hedge:
Assets:
Currency forward contracts (NDF)	85,377	21,983	-	85,377	21,983	-
Currency option contracts	2,068	-	-	2,068	-	-
Swap / currency contracts	-	2,744	10,405	-	2,744	68,516
	87,445	24,727	10,405	87,445	24,727	68,516

Liabilities:
Currency forward contracts (NDF)	-	(1,064)	-	-	(1,064)	-
Swap / currency contracts	(78,254)	(85,905)	(7,410)	(78,254)	(85,905)	(90,851)
	(78,254)	(86,969)	(7,410)	(78,254)	(86,969)	(90,851)

Derivatives not designated as hedge:
Assets:
Currency forward contracts (NDF)	-	-	-	11,149	2,839	10,695
Live cattle option contracts	2	-	-	2	-	-
Future contracts for dollars	-	20	-	-	20	-
	2	20	-	11,151	2,859	10,695
Liabilities:
Currency forward contracts (NDF)	-	-	-	(1,676)	(119)	(45,754)
Live cattle option contracts	(227)	-	-	(227)	-	-
Swap contracts	(886)	-	-	(886)	-	-
Future contracts for dollars	(1,104)	-	-	(1,104)	-	(10,107)
Future contracts for live cattle	(17)	-	-	(17)	-	-
	(2,234)	-	-	(3,910)	(119)	(55,861)

Current assets	87,447	24,747	10,405	98,596	27,586	79,211
Current liabilities	(80,488)	(86,969)	(7,410)	(82,164)	(87,088)	(146,712)

The collateral given in the transaction presented above are disclosed in note 9.

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23.  LEASING

The Company is lessee in many contracts, which can be classified as operating or financial lease.

23.1.   Operating lease

The minimum future payments of operating lease agreements not cancelable, in total and for each of the following years, is presented below:

BR GAAP and IFRS
Consolidated
12.31.10
2011	162,628
2012	99,165
2013	1,086
2014	282
2015 onwards	59
263,220

The payments of lease agreements recognized as expense amount to R$258,444 on December 31, 2010 (R$178,723 on December 31, 2010).

23.2.   Financial

The Company maintained control of the assets leased, reflected in the item of machines and equipment, whose amounts have the following balances:

	BR GAAP and IFRS
	Consolidated
	12.31.10	12.31.09	01.01.09
Cost	19,546	14,810	17,419
Accumulated depreciation (*)	(11,261)	(4,972)	(8,523)
Residual	8,285	9,838	8,896

(*) The leased assets are depreciated using the rate defined in note 18 for machinery and equipment or according to the duration of the contract, whichever is lower, as determined by CVM Deliberation No. 554/08.

The minimum mandatory future payments below are separated by categories and were entered in the balance sheet as other obligations:

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	BR GAAP and IFRS
	Consolidated
	Present value of minimum payments 12.31.10	Interest 12.31.10	Minimum future payments 12.31.10
2011	5,575	373	5,948
2012	3,097	243	3,340
2013	782	88	870
2014	152	28	180
2015 onwards	43	9	52
	9,649	740	10,389

The Company does not have the option to acquire the leased assets after the expiration of the duration of the lease. Some contracts have clauses of renewal practiced in the market and there is no clause of contingent payment.

24.  SHARE BASED PAYMENTS

On March 30, 2010, the participants of a general meeting of shareholders approved the stock option plan for officers of the Company and of its subsidiaries, consisting of two instruments: (i) stock option plan, granted annually to the beneficiary and (ii) additional stock option plan, optional for the beneficiary, who may adhere with part of their profit-sharing money. The basis of the vesting conditions will be the attainment of effective results and valuation of the Company’s business.

The plan includes shares issued by the Company up to the limit of 2% of the total stock, and its purpose is to: (i) attract, retain and motivate the beneficiaries, (ii) create value for shareholders, and (iii) encourage the view of entrepreneur of the business.

The plan is managed by the Board of Directors, within the limits established in the general guidelines of the plan and in the applicable legislation, which are disclosed in detail in the Company’s “Reference Form”.

The strike price of the options is determined by the Board of Directors and is equivalent to the average amount of the closing price of the share at the last twenty trading sessions of the Sao Paulo Stock Exchange, prior to the grant date, restated monthly by the variation of the Amplified Consumer Price Index (“IPCA”) between the grant date and the month prior to the remittance of the option exercise notice by the beneficiary.

The vesting period during which the participant cannot exercise the purchase of the shares is 3 years and will observe the following deadlines from the grant date of the option:

            i.  up to 1/3 of the total options may be exercised after one year;

           ii.  up to 2/3 of the total options may be exercised after two years; and

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         iii.  all the options may be exercised after three years.

After the vesting period and within no more than five days from the grant date, the beneficiary will lose the right to the unexercised options.

To satisfy the exercise of the options, the Company may issue new shares or use shares held in treasury.

The breakdown of the options granted in the period is shown below:

Date					Strike price		Quotation
Grant date	Beginning of the Year	End of the Year	Number of shares granted	Fair value option granted	Upon granting	Updated by IPCA	Share on 12.31.10
05.03.10	05.02.11	05.02.15	1,540,011	7.77	23.44	24.19	27.24
07.01.10	06.30.11	06.30.15	36,900	7.93	24.75	25.43	27.24

The weighted average of strike prices of the options is twenty-four Brazilian Reais and twenty-one cents (R$ 24.21), and the weighted average of the remaining contractual term is 53.8 months.

On December 31, 2010, the Company recognized in shareholders’ equity the fair value of the options in the amount of R$ 4,826 in contra account to net income for the period of the parent company.

The fair value of the stock options was measured indirectly using the Black-Scholes pricing model, based on the following assumptions:

12.31.10
Option expected term:
Exercise in the 1st year	3.0 years
Exercise in the 2nd year	3.5 years
Exercise in the 3rd year	4.0 years
Risk-free interest rate	6.6%
Volatility	41.0%
Dividends expected on shares	1.1%
Expected inflation rate	5.0%

24.1.    Expected period

The lifetime of the option expected by the Company, representing the period in which it is believed that the options will be exercised and was determined under the assumption that the beneficiaries will exercise their options at the limit of the maturity period.

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24.2.    Risk-free interest rate

The Company uses as a risk-free interest rate the NTN-B (“National Treasury Bond”) available on the date of calculation and with maturity equivalent to the life of the option.

24.3.    Volatility

The estimated volatility took into account the weighting of the trading history of the Company and of similar companies in the market, considering the unification of Perdigão and Sadia under code BRFS3.

24.4.    Expected dividends

The percentage of dividends used was obtained with a basis on the average payment of dividends per share in relation to the market value of the shares, for the past four years.

24.5      Expected inflation rate

The expected inflation rate is determined based on estimated INPC by Central Bank of Brazil, accumulated between the closing date of financial statements and the exercise date of the vested options.

On March 31, 2010, the shareholders of BRF - Brasil Foods S.A. approved, under the terms of the Association Agreement and of the stock option plan of Sadia, the migration of the options granted and not yet exercised by executives, before the association, to a new plan assumed by the Company, and that will maintain all the characteristics and conditions of the previous plan.

The breakdown of the options granted and outstanding on December 31, 2010  of this plan is shown below:

	Date			Quantity converted share based on BRF shares		Price of converted share based on BRF shares		Quotation
Cycles	Grant date	Beginning of the year	End of the year	Options granted	Outstanding options	Upon granting	Updated by INPC	Share on 12.31.10
2006	09.26.06	09.26.09	09.26.11	936,306	262,007	21.35	26.95	27.24
2007	09.27.07	09.27.10	09.27.12	1,329,980	658,340	37.70	45.33	27.24

The pricing modal adopted and the assumptions related to definition of expected term, volatility of the share, expected dividends and inflation are the same adopted by the parent company.

The weighted average of strike prices of the options is thirty-seven Brazilian Reais and seventy-four cents (R$37.74) and the weighted average of the remaining contractual period is 15.1 months. On December 31, 2010, all 920,317 outstanding stock options are exercisable.

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The subsidiary Sadia recognized the fair value of the options in the amount of R$1,265 (R$3,807 on December 31, 2009) in the account of other noncurrent liabilities on December 31, 2010.

The offsetting cost was recognized in net income for the period, under the heading of administrative expenses, totaling reversal of expense of R$2,542 in the period ended December 31, 2010 (R$4,311 of reversal of expense in the period from July 8, 2009 to December 31, 2009).

Also during the second half of 2010, the executives of Sadia exercised the right acquired referring to stock options granted previously, in the total quantity of 79,800 shares, for the total amount of R$1,713, with average price of twenty-one Brazilian Reais and forty-seven cents (R$21.47). Consequently the company recorded a write-off of R$76 of treasury shares and recorded an increase of R$1,637 in capital reserve.

25.  SUPPLEMENTARY PLAN OF RETIREMENT AND OTHER BENEFITS TO EMPLOYEES

The Company offeres supplementary retirement plans and other benefits to their employees.

The assets and actuarial liabilities and the movement of the obligations and rights related are presented below:

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	BR GAAP and IFRS
	Consolidated
	12.31.10		12.31.09
	PSPP	FAF	PSPP	FAF
Conciliation of assets and liabilities
Present value of actuarial obligations	(9,071)	(1,164,878)	(7,255)	(938,973)
Fair value of the assets	11,244	1,768,947	9,035	1,570,285
Net value of the (gains) losses	-	-	-	-
Surplus not acknowledged	(2,173)	(604,069)	(1,780)	(631,312)
(Liability)/net asset	-	-	-	-

Transfer of the net actuarial asset (liability)
Net asset (liability) of the plan on December 31, 2009	1,779	631,312	1,175	570,818
Revenue (expense) acknowledged in the income	263	82,726	33	37,569
Cost of service	-	(22,851)	-	(10,593)
Benefits paid	-	-	-	-
Contributions of the sponsor	-	-	-	-
Gain (loss) acknowledged via DRA	131	(87,118)	571	32,502
Net asset (liability) of the plan on December 31, 2010	2,173	604,069	1,779	630,296

Transfer of actuarial obligations
Present value of actuarial obligations on December 31, 2009	(7,255)	(938,973)	(5,688)	(904,286)
Interest on actuarial obligations	(781)	(108,261)	(699)	(52,795)
Cost of service	-	(22,851)	-	(10,593)
Benefits paid	616	54,707	559	28,108
Contributions of the sponsor	-	-	-	(2,692)
Actuarial gain (loss)	(1,651)	(149,500)	(1,427)	3,285
Present value of actuarial obligations on December 31, 2010	(9,071)	(1,164,878)	(7,255)	(938,973)

Transfer of the assets of the plan
Fair value of the assets of the plan on December 31, 2009	9,034	1,570,285	6,863	1,475,104
Expected yield of the plan	1,044	190,987	732	90,364
Cost of service	-	-	-	-
Benefits paid	(616)	(54,707)	(559)	(28,108)
Contributions of the sponsor	-	-	-	3,708
Actuarial gain (loss)	1,782	62,382	1,998	29,217
Fair value of the assets of the plan on December 31, 2010	11,244	1,768,947	9,034	1,570,285

Expenses and revenues realized
Cost of interest	(781)	(108,261)	(699)	(52,795)
Actuarial gain (loss)	-	-	-	-
Cost of service	-	(22,851)	-	(10,593)
Expected yield of the plan asset	1,044	190,987	732	90,364
Contributions/others	-	-	-	1,016
Total	263	59,875	33	27,992

Projected expenses and revenues
Cost of service	-	(28,065)	-	(22,851)
Cost of interest	(1,031)	(115,980)	-	(108,261)
Expected yield of the plan asset	1,499	195,898	-	190,987
Total	468	51,853	-	59,875

Actuarial premises
Economic hypothesis
Discount rate	11.78% p.y.	11.78% p.y.	11.19% p.y.	11.83% p.y.
Projected return on the assets	13.72% p.y.	13.72% p.y.	11.91% p.y.	12.35% p.y.
Inflation rate	5.65% p.y.	5.65% p.y.	4.50% p.y.	5.00% p.y.
Rate of salary growth	0.00% p.y.	0.00% p.y.	0.00% p.y.	6.58% p.y.
Demographic hypotheses
Mortality schedule	AT-2000	AT-2000	AT-1983	AT83
Schedule of mortality of the disabled	RRB-1983	RRB-1983	RRB-1983	IAPC

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25.1.    Supplementary retirement plan

25.1.1.   PSPP

Perdigão Sociedade de Previdência Privada (“PSPP”) was created in April 1997, sponsored by the Company and its subsidiaries (except for Sadia).

The purpose of PSPP is the management of supplementary plans of benefits of retirement for the employees of the sponsors. PSPP manages two retirement plans. Plan I, which is closed to new adhesions, and Plan II, which has been in operation since April 1, 2009.

In both plans, the contributions are made on a 1 to 1 basis (the contributions of the sponsor are equal to the basic contributions of the participants), and the actuarial calculations are made by independent actuaries, on a yearly basis, according to the rules in force.

Should the participant end the employment relationship with the sponsor, the balance formed by the contributions of the sponsor not used for the payment of benefits, will form a fund of overage of contributions that may be used to compensate the future contributions of the sponsor. The asset presented in the balance of the fund of reversion amounts to R$4,102 (R$251 on December 31, 2009) and was recorded by the Company in the ‘other rights’ item.

Although the plans offered by PSPP are basically of defined contribution, there is a small portion of defined benefits, as presented in the schedule above. The demographic data of the plan are presented below:

	Plan I	Plan II	Plan I	Plan II
	12.31.10		12.31.09

Number of active participants	2,344	11,735	2,758	12,604
Number of self-sponsored participants	19	85	96	3
Number of participants in deferred proportional benefit	9	30	48	3
Number of beneficiary participants	50	6	49	2
Contributions of the sponsor	276	6,649	3,791	2,234

The composition of the investment portfolios of the PSPP plans are presented below:

	PSPP
	12.31.10		12.31.09		01.01.09
Fund portfolio composition
Fixed income	133,693	73.7%	112,655	69.7%	107,930	83.5%
Variable income	47,802	26.3%	48,950	30.3%	21,396	16.5%
	181,495	100.0%	161,605	100.0%	129,326	100.0%

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	PSPP
	12.31.10		12.31.09		01.01.09
Fixed income
Treasury obligations	25,869	19.3%	26,235	23.3%	18,456	17.1%
Treasury notes	68,123	51.0%	38,009	33.7%	45,411	42.1%
Bank deposit certificates	13,134	9.8%	12,080	10.7%	8,572	7.9%
Financial letters - CDI	14,455	10.8%	1,629	1.4%	-	-
Debentures	9,591	7.2%	3,596	3.2%	4,905	4.5%
Committed transactions	1,239	0.9%	30,688	27.2%	17,163	15.9%
Treasury bills	-	-	-	0.0%	12,250	11.3%
Others	1,282	1.0%	418	0.4%	1,173	1.1%
	133,693	100.0%	112,655	100.0%	107,930	100.0%

	PSPP
	12.31.10		12.31.09		01.01.09
Variable income
Stock	47,802	100.0%	48,872	99.8%	21,396	100.0%
Options	-	-	81	0.2%	-	-
Others	-	-	(3)	0.0%	-	-
	47,802	100.0%	48,950	100.0%	21,396	100.0%

The real return on assets of the plans in the fiscal year ended on December 31, 2010 was 5.5%.

25.1.2  FAF

The subsidiary Sadia sponsors a plan of social-security benefits, in the modality of defined benefit, intended for its employees and administered by “Attilio Francisco Xavier Fontana Fundation”.

The benefit of supplementary retirement is defined as the difference between (i) the benefit salary (updated average of the last 12 updated salaries of participation, capped at 80% of the last participation salary) and (ii) the value of the retirement paid by the official social-security regime. The benefit of supplementation is adjusted on a yearly basis at the National Consumer Price Index (“INPC”).

The actuarial regime adopted is that of capitalization for supplementation of retirements and pensions and simple sharing for the supplementations of sick pay.  The contribution of Sadia is made through a percentage that applies to the payroll of the active participants, according to the cost plan prepared on yearly basis by independent actuaries and approved by the Deliberative Council of “Attilio Francisco Xavier Fontana Fundation”.

According to the bylaws of the Foundation, the sponsoring company is jointly and severally liable for the obligations contracted by the entity with its participants and dependents.

As from January 1, 2003, the subsidiary Sadia started to offer a benefit plan in the modality of defined contribution managed by an open-ended entity of supplementary social security, for all the employees admitted by Sadia and its subsidiaries.  The funding of the plan is proportional in relation to the basic monthly contribution (mandatory), whose portion of the subsidiary is equal to that made by the employee according to a scale of contribution based on salary ranges, which vary from 1.5% to 6% of the respective remuneration, in accordance with the ceiling of contribution that is updated every year.  The contributions made by Sadia in the fiscal year ended on December 31, 2010 amounted to R$2,583 (R$1,448 since July 8, 2009 until December 31, 2009), on that date the plan had 1,501 participants 1,566 participants on December 31, 2009).

104

As demonstrated in the schedules above, the plans of PSPP and of FAF had assets in the fiscal years ended on December 31, 2010 and on December 31, 2009, and in the fiscal years starting on January 1, 2009, however, an asset could only be acknowledged if it is clearly evidenced that such asset could actually reduce the contributions of the sponsor or that it will be reimbursable in the future, based on the actuarial appraisals of these same year, the Company could not benefit from the surplus of the plans, therefore the assets appraised were not acknowledged in the financial statements.

The demographic data of the plan is presented below:

	FAF
	12.31.10	12.31.09

Number of active participants	11,472	12,258
Number of self-sponsored participants	869	788
Number of participants in deferred proportional benefit	37	-
Number of beneficiary participants	4,563	4,369
Contributions of the sponsor	1,255	1,999

The composition of the investment portfolios of the FAF plans are presented below:

	FAF
	12.31.10		12.31.09
Fund portfolio composition
Fixed income	1,415	78.60%	1,308	80.50%
Variable income	226	12.50%	202	12.50%
Structured investments	12	0.60%	-	-
Real estate	136	7.60%	105	6.40%
Transactions with participants	11	0.60%	9	0.60%
	1,800	99.9%	1,624	100.0%

105

	FAF
	12.31.10		12.31.09
Fixed income
Brazilian financial treasury bill	70	4.9%	92	7.0%
Brazilian treasury notes	611	43.2%	542	41.4%
Brazilian treasury certificates	62	4.4%	76	5.8%
Financial bill	36	2.5%	-	-
Time deposits	10	0.7%	-	-
Investment funds	14	1.0%	10	0.8%
Exclusive fund	612	43.3%	588	45.0%
	1,415	100%	1,308	100%

	FAF
	12.31.10		12.31.09
Variable income
Shares	62	27.4%	51	25.3%
Investment funds	10	4.4%	-	-
Exclusive fund	154	68.1%	151	74.7%
	226	100%	202	100%

	FAF
	12.31.10		12.31.09
Structured investments
Investment funds	11	87.8%	-	-
Exclusive fund	1	12.2%	-	-
	12	100%	-	-

	FAF
	12.31.10		12.31.09
Real estate
For own use	2	1.4%	1	1.10%
Leased to sponsors	126	92.2%	94	89.90%
Leased to others	5	3.8%	2	2.10%
Rights on the sale of properties	3	2.5%	7	6.90%
	136	100%	104	100%

	FAF
	12.31.10		12.31.09
Transactions with participants
Simple loan	11	100%	9	100%
	11	100%	9	100%

The real return on assets of the plans in the fiscal year ended on December 31, 2010 was 6.67%.

25.2.    Other benefits

The transfers of the assets and actuarial liabilities related to other benefits, prepared according to the actuarial report, are presented below:

106

	BR GAAP and IFRS
	Consolidated
	12.31.10
	Award for length of service	Medical plan	FGTS penalty	Others
Conciliation of assets and liabilities
Present value of actuarial obligations	(47,374)	(67,205)	(137,878)	(22,041)
Fair value of the assets	-	-	-	-
Net value of the (gains) losses	-	-	-	-
Surplus not acknowledged	-	-	-	-
(Liability)/net asset	(47,374)	(67,205)	(137,878)	(22,041)

Transfer of the net actuarial asset (liability)
Net asset (liability) of the plan on January 1, 2009	(40,944)	(56,865)	(129,368)	(22,551)
Revenue (expense) acknowledged in the income	(4,636)	(6,545)	(14,380)	(2,475)
Cost of service	(4,351)	(2,391)	(12,140)	(1,353)
Benefits paid	-	-	1,771	-
Contributions of the sponsor	3,988	1,526	4,308	6,639
Gain (loss) acknowledged via DRA	(1,431)	(2,930)	11,931	(2,301)
Net asset (liability) of the plan on December 31, 2009	(47,374)	(67,205)	(137,878)	(22,041)

Transfer of actuarial obligations
Present value of actuarial obligations on January 1, 2009	(40,944)	(56,865)	(129,368)	(22,551)
Interest on actuarial obligations	(4,636)	(6,545)	(14,380)	(2,475)
Cost of service	(4,351)	(2,391)	(12,140)	(1,353)
Benefits paid	3,988	1,526	6,079	6,639
Contributions of the sponsor	-	-	-	-
Actuarial gain (loss)	(1,431)	(2,930)	11,931	(2,301)
Present value of actuarial obligations on December 31, 2009	(47,374)	(67,205)	(137,878)	(22,041)

Transfer of the assets of the plan
Fair value of the assets of the plan on January 1, 2009	-	-	-	-
Expected yield of the plan	-	-	-	-
Cost of service	-	-	-	-
Benefits paid	(3,988)	(1,526)	(4,308)	(6,639)
Contributions of the sponsor	3,988	1,526	4,308	6,639
Actuarial gain (loss)	-	-	-	-
Fair value of the assets of the plan on December 31, 2009	-	-	-	-

Expenses and revenues realized
Cost of interest	(4,636)	(6,545)	(14,380)	(2,475)
Actuarial gain (loss)	(1,101)	-	-	-
Cost of service	(4,681)	(2,391)	(12,140)	(1,353)
Expected yield of the plan asset	-	-	-	-
Contributions/others	-	-	-	-
Total	(10,418)	(8,936)	(26,520)	(3,828)

Projected expenses and revenues
Cost of service	(3,016)	(1,260)	(6,268)	(1,436)
Cost of interest	(3,095)	(4,306)	(6,592)	(2,162)
Expected yield of the plan asset	-	-	-	-
Total	(6,111)	(5,566)	(12,860)	(3,598)

Actuarial premises
Economic hypothesis
Discount rate	10.24% p.y.	10.24% p.y.	10.24% p.y.	10.24% p.y.
Projected return on the assets	-	N/A	N/A	N/A
Inflation rate	4.00% p.y.	4.00% p.y.	4.00% p.y.	4.00% p.y.
Rate of salary growth	6.08%	6.08%	6.08%	6.08%

Demographic hypotheses
Mortality schedule	N/A	N/A	N/A	N/A
Schedule of mortality of the disabled	N/A	N/A	N/A	N/A

107

	BR GAAP and IFRS
	Consolidated
	December, 31 09
	Award for length of service	Medical plan	FGTS penalty	Others
Conciliation of assets and liabilities
Present value of actuarial obligations	(40,944)	(56,865)	(129,368)	(22,551)
Fair value of the assets	(1,129)	-	-	-
2015 on forward	-	-	-	-
Surplus not acknowledged	-	-	-	-
(Liability)/net asset	(42,073)	(56,865)	(129,368)	(22,551)

Transfer of the net actuarial asset (liability)
Net asset (liability) of the plan on January 1, 2009	(36,642)	(58,319)	(107,530)	(20,961)
Revenue (expense) acknowledged in the income	(2,879)	(4,520)	(9,738)	(1,194)
Cost of service	(2,666)	(1,802)	(7,620)	(648)
Benefits paid	1,129	-	-	-
Contributions of the sponsor	1,364	1,152	4,596	11,721
Gain (loss) acknowledged via DRA	(2,379)	6,624	(9,076)	(11,469)
Net asset (liability) of the plan on December 31, 2009	(42,073)	(56,865)	(129,368)	(22,551)

Transfer of actuarial obligations

Present value of actuarial obligations on January 1, 2009	(36,642)	(58,319)	(107,530)	(20,961)
Interest on actuarial obligations	(2,879)	(4,520)	(9,738)	(1,194)
Cost of service	(2,666)	(1,802)	(7,620)	(648)
Benefits paid	2,493	1,152	4,596	3,959
Contributions of the sponsor	-	-	-	7,762
Actuarial gain (loss)	(1,250)	6,624	(9,076)	(11,469)
Present value of actuarial obligations on December 31, 2009	(40,944)	(56,865)	(129,368)	(22,551)

Transfer of the assets of the plan
Fair value of the assets of the plan on January 1, 2009	-	-	-	-
Expected yield of the plan	-	-	-	-
Cost of service	-	-	-	-
Benefits paid	(1,364)	(1,152)	(4,596)	(3,959)
Contributions of the sponsor	1,364	1,152	4,596	3,959
Actuarial gain (loss)	(1,129)	-	-	-
Fair value of the assets of the plan on December 31, 2009	(1,129)	-	-	-

Expenses and revenues realized
Cost of interest	(2,879)	(4,520)	(9,738)	(1,194)
Actuarial gain (loss)	(304)	-	-	-
Cost of service	(3,612)	(1,802)	(7,620)	(648)
Expected yield of the plan asset	-	-	-	-
Contributions/others	(3,106)	-	-	7,762
Total	(9,901)	(6,322)	(17,358)	5,920

Projected expenses and revenues
Cost of service	(2,702)	(1,177)	(5,494)	(1,353)
Cost of interest	(3,185)	(4,252)	(6,330)	(2,475)
Expected yield of the plan asset	-	-	-	-
Total	(5,887)	(5,429)	(11,824)	(3,828)

Actuarial premises
Economic hypothesis
Discount rate	-	11.83% Yearly rate	11.83% Yearly rate	11.83%
Projected return on the assets	-	N/A	N/A	N/A
	-	5.00% Yearly rate	5.00% Yearly rate	5.00%
Inflation rate				Yearly rate
	-	N/A	7.00% Yearly rate	7.00%
Rate of salary growth				Yearly rate

Demographic hypotheses
Mortality schedule	-	AT83	AT83	AT83
Schedule of mortality of the disabled	-	IAPC	N/A	N/A

108

25.2.1.   Medical plan

The Company registered the obligations resulting from Law No. 9.656 and Deliberation of the Council of Supplementary Health No. 21/99, which guarantees to the retired employee that contributed to the health plan by reason of employment relationship, for at least 10 years, the right of maintenance as beneficiary, on the same conditions of coverage enjoyed when the employment contract was in force, provided that they assume full payment.

If there was a variation of 1% in the tendency of evolution of the expenses with health care costs trend (HCCT), the corresponding liability would suffer the following impacts:

	12.31.10
	Parent company		Consolidated
	1%	-1%	1%	-1%
Variation of the actuarial obligation	6,698	5,319	14,159	11,263

25.2.2.   FGTS fine at the time of retirement of the employee

As settled by the Regional Labor Court (TRT) on April 20, 2007, retirement does not affect the employment contract between the Company and its employees, and so by means of actuarial calculation and based on the practices of discharge that the Company acknowledged the related liability.

25.2.3.   Award for length of service

The Company usually rewards employees that attain at least 10 years of services rendered, the actuarial liability resulting from that practice was recorded in the balance sheet.

25.2.4.   Severance pay

The executive offices discharged on the initiative of the company, in addition to full pay, are eligible to receive a compensation equivalent to 0.5 salary in force at the time of discharge, for each year or fraction of year worked for Sadia.  The grant of this benefit is subject to an assessment of the career, performance and length of service of the beneficiary, actuarial liability resulting from that practice was recorded in the balance sheet.

25.2.5.   Retirement compensation

By Deliberation of the Company, the employee that works for at least 10 years will receive a bonus, the actuarial liability resulting from this practice was recorded in the balance sheet.

The expenses incurred with all the benefits presented above were acknowledged in the statement of income in the item ‘other operating revenues (expenses)’ and include:  interest paid, actuarial gain (loss), cost of the service and revenue expected from the asset of the plan.

109

The actuarial gains and losses acknowledged in other comprehensive results are presented below:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.10	12.31.09	12.31.10	12.31.09
At the beginning of the year	(4,614)	-	(23,090)	-
Rollforward	9,576	(4,614)	(16,793)	(23,090)
At the end of the year	4,962	(4,614)	(39,883)	(23,090)

26.  PROVISION FOR TAX, CIVIL AND LABOR

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse decisions in the legal suits as “remote”, “possible” or “probable”. The provisions recorded by the Company in its consolidated financial statements relating to such proceedings fairly reflect the probable losses as determined by the Company’s management, based on legal advice and for which the amount of probable losses is known or can be reasonably estimated.

The Company is involved in certain judicial proceedings for which the amount of probable losses is not known or cannot reasonably be estimated, especially in the civil area. The Company, with the assistance of its legal counsel, monitors the course of these claims and classifies the probability of losses in such cases as possible or remote.

The Company’s management believes that the recorded provision for contingencies, according to CVM Deliberation No. 489/05 is sufficient to cover eventual losses related to its legal proceedings.

110

26.1.     Contingencies for probable losses

The provision for tax, labor and legal contingencies is summarized below:

	BR GAAP
	Parent company
	01.01.09	Merger of company (*)	Additions	Reversals	Payments	Price index update	12.31.09	Merger of company (*)	Additions	Reversions	Payments	Price index update	12.31.10
Tax	89,306	64,127	31,337	(77,343)	(5,762)	10,617	112,282	-	97,596	(25,567)	(10,426)	8,772	182,657
Labor	21,959	22,434	23,868	(11,653)	(22,161)	4,131	38,578	401	51,414	(13,920)	(42,517)	4,185	38,141
Civil, commercial and other	7,613	5,882	18,035	(16,817)	(1,502)	(100)	13,111	123	18,785	(4,059)	(5,338)	3,749	26,371
	118,878	92,443	73,240	(105,813)	(29,425)	14,648	163,971	524	167,795	(43,546)	(58,281)	16,706	247,169

Current	29,425						58,281						43,853
Non-current	89,453						105,690						203,316

The increase in 2009 is related to the merger of Perdigão Agroindustrial on March 9, 2009 while the increase in 2010 is related to the merger of Avipal Nordeste on March 31, 2010.

	BR GAAP and IFRS
	Consolidated
	01.01.09	Business combination	Additions	Reversions	Payments	Price index update	12.31.09	Additions	Reversions	Payments	Price index update	12.31.10
Tax	153,219	102,708	33,992	(89,135)	(7,833)	11,867	204,818	105,817	(25,978)	(12,022)	8,819	281,454
Labor	51,623	46,306	44,572	(20,113)	(28,284)	4,563	98,667	82,533	(14,304)	(68,442)	11,698	110,152
Civil, commercial and other	14,300	80,159	23,565	(20,404)	(2,810)	3,055	97,865	48,165	(41,884)	(10,885)	3,753	97,014
Contingent liabilities	-	630,258	-	-	-	-	630,258	-	-	-	-	630,258
	219,142	859,431	102,129	(129,652)	(38,927)	19,485	1,031,608	236,515	(82,166)	(91,349)	24,270	1,118,878

Current	38,927						91,349					65,138
Non-current	180,215						940,259					1,053,740

111

26.1.1.     Tax

The tax contingencies classified as probable losses involve the main legal proceedings:

Income tax and social contribution: the subsidiary Sadia registered a R$23,233 provision (R$21,742 as of December 31,2009) related to (i) R$15,294 (R$14,242 as of December 31,2009) relating to a tax assessment notice challenging the correctness of Granja Rezende’s  taxable income (merged in 2002); (ii) R$6,347 (R$6,092 as of  December 31, 2009) relating to a tax assessment notice alleging undue offsetting of income tax withheld on Granja Rezende’s financial investments; and (iii) R$1,592 (R$1,408 as of  December 31, 2009) relating to other provisions.

CPMF over export revenues: BRF registered a provision for contingency in the amount of R$14,026 (R$22,745 as of December 31, 2009) regarding a judicial proceeding for the non-payment of the provisory contributions on financial activities (“CPMF”) charged on the income from exports. The Company’s lawsuit is currently at the Third Region Federal Court of Appeals (“TRF”), pending decision of an appeal.

ICMS: BRF is mainly involved in administrative and judicial tax disputes associated with the register of ICMS tax credits on certain transactions, such as the acquisition of consumption materials and the register of tax credits with monetary correction. The provision amounts to R$34,085 (R$34,075 as of December 31, 2009).

The subsidiary Sadia is involved in several administrative proceedings regarding ICMS, in a total amount of R$32,667 (R$30,376 as of December 31,2009), mainly associated to customs clearance processes, debits arising from accessory obligations and register of credits on consumption materials.

PIS and COFINS: BRF is involved in an administrative proceeding regarding the utilization of tax credits to offset federal taxes, in the amount of R$34,161 (R$33,595 as of December 31, 2009).

Other tax contingencies: the subsidiary Sadia registered other provisions related to the payment of social security contributions, PIS tax, duties and other taxes in a total amount of R$41,270 (R$39,741 as of December 31,2009).

26.1.2.     Labor

The Company is defendant in several labor claims in progress, mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Brazilian Real, illnesses allegedly contracted at work and work-related injuries and others. The labor suits are mainly in the lower courts, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant. The Company recorded a provision based on past history of payments. Based on the opinion of the Company’s management and its legal counsel, the provision is sufficient to cover probable losses.

112

26.1.3.      Civil, commercial and others:

Civil contingencies are mainly related to lawsuits referring to traffic accidents, moral and property damage, physical casualties and others. The civil actions are mostly in the lower courts, in the evidentiary phase, depending on confirmation or absence of the Company’s guilt.

26.2.    Contingencies and possible losses:

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on the analysis of Company’s management and its legal counsels.

The tax contingencies amounted to R$3,523,675 (R$2,896,378 as of December 31, 2009), of which R$578,493 (R$578,493 as of December 31, 2009) relate to the corresponding fair value estimate resulting from the business combination with Sadia (refer to note 7), according to paragraph 23 of CVM Deliberation No. 580/09. The most relevant aspects associated to the matter are listed below;

Profits earned abroad: On October 3, 2008, the subsidiary Perdigão Agroindustrial S.A. (merged on March 9, 2009) was assessed by the Internal Revenue Service which alleges the lack of collection of income tax and social contribution on profits earned by subsidiaries established abroad in 2003 and 2004, in the total amount of R$164,800 as of December 31, 2009 (R$155,763 as of December 31, 2008). The probability of loss related to this case has been assessed as possible based on the fact that the subsidiary abroad is subject to full taxation in the country in which it is based and this determination is protected by the treaty signed between Brazil and Austria to avoid double taxation. A temporary favorable decision was granted to the Company, thus the estimated outcome is still considered possible.

ICMS: the Company is involved in several administrative and judicial proceedings related to ICMS tax credits on the acquisition of essential products with a reduced tax burden (“cesta básica”) in the amount of R$388,913 (R$255,803 as of December 31,2009); register of ICMS tax deemed credits in the amount of R$10,808 (R$82,043 as of December 31,2009); ICMS tax benefits granted by certain states (“Guerra fiscal”) in the amount of R$1,057,311 (R$877,053 as of December 31, 2009) and R$564,987 (R$350,678 as of December 31,2009) related to other cases.  Company believes that the related leading-case related to essential products can be settled during year 2011.

PIS and COFINS on the payment of interest on shareholder’s equity: the Company has filed a lawsuit to challenge the levy of the PIS and COFINS taxes on the payment of interest on shareholders’ equity with respect to the 2002-2008 period for the PIS tax and to the 2004-2008 period for the COFINS tax at a total amount of R$43,895 (R$41,364 as of December 31, 2009). The company’s management and its outside counsel classify the chances of loss as possible, thus no provision has been recorded.

113

IPI Premium Credit: the subsidiary Sadia is a defendant in a tax foreclosure in the amount of R$387,348 (R$364.599 as of December 31,2009), related to the offset of IPI tax premium credits against other federal taxes. The subsidiary has offset the taxes based on a final and non appealable favorable decision.

Other tax contingencies: the subsidiary Sadia has other pending administrative and judicial cases in the amount of R$473,928 (R$400,555 as of December 31, 2009) related to social security contributions (R$121,938 and 115,352 as of December 31, 2009), income tax, social contribution and withholding income tax (R$158,535 and 119,688 as of December 31, 2009), PIS and COFINS taxes (R$104,330 and R$83,523 as of December 31, 2009), IPI in the amount of R$54,994 (R$27,559 as of December 31, 2009) and others in the amount of R$34,131 (R$54,433 as of December 31, 2009).

Civil lawsuits: As of September 30, 2010, the subsidiary Sadia has other civil contingencies in the amount of R$70,640 (R$76,791 as of December 31, 2009) which were evaluated as possible losses by the Company’s management and legal advisors, and, therefore, no provision was recorded.

The subsidiary Sadia and some of its current and former executives were nominated as defendant in five class actions suits arising from investors of American Depositary Receipts (“ADR’s”) issued by Sadia and acquired between April 30, 2008 and September 26, 2008 (Class Period). These claims were filed in the Southern District of New York court in the United States of America, seeking remediation in accordance with Securities Exchange Act of 1934 arising from losses on foreign exchange derivative contracts. By order of the American court, the five class actions suits were consolidated into a single case (class action) on behalf of the Sadia’s investors group. Considering the current stage of the action it is not possible to determine the probability of loss and the related amount and, therefore, no provision was recorded.

27.  SHAREHOLDERS’ EQUITY

27.1. Capital stock

On December 31, 2010, the capital subscribed and paid by the Company is R$12,553,417,953.36 (twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Brazilian Reais and thirty-six cents), composed of 872,473,246 book-entry shares of common stock without par value.  The realized value of the capital stock in the balance sheet is net of the expenses with public offering in the amount of R$92,947.

114

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 shares of common stock, in book-entry form, and without par value.

On March 31, 2010, the Board of Directors approved a split of shares of the Company at the ratio of 100% with a issuance of one-for-one of shares currently existing and also promoted a change in the proportion of the ADRs program, equating the ADRs to the same proportional basis, thus each 1 (one)  share is correspondent to 1 (one) ADR.

27.2. Composition of the capital stock by nature

	BR GAAP and IFRS
	Consolidated
	12.31.10	12.31.09	01.01.09
Common shares	872,473,246	872,473,246	413,916,206
Treasury shares	(781,172)	(2,452,180)	(860,970)
Outstanding shares	871,692,074	870,021,066	413,055,236

27.3. Transfer of capital stock

	Quantity of shares	Capital amount
Capital subscribed in 01.01.09	206,958,103	3,445,043
Issuance for shares exchange as of July 08, 2009	37,637,557	1,482,890
Issuance for fund-raising as of July 27, 2009	115,000,000	4,600,000
Issuance for shares exchange as of August 18, 2009	59,390,963	2,335,484
Issuance for fund-raising as of August 20, 2009	17,250,000	690,000
Shares issuance costs	-	(91,662)
Capital subscribed in 12.31.09	436,236,623	12,461,756
Split of shares	436,236,623	-
Completion of issuance costs	-	(1,285)
Capital subscribed in 12.31.10	872,473,246	12,460,471

115

27.4. Shareholders’ remuneration

	12.31.10	12.31.09
Net income	804,106	123,015
Adjustment to IFRSs/CPCs	-	(26,854)
Net income recorded according to previous criteria	804,106	96,161
Legal reserve (5%)	(40,206)	(4,808)
Dividends calculation base	763,900	91,353

Distribution of dividends:
Interest on shareholders' equity	(262,500)	(100,000)
IRRF on shareholders' equity	(17,605)	(8,465)
Total of distribution of dividends	(280,105)	(108,465)

Percentage of calculation base	34.83%	88.17%

Interest on shareholders' equity	(209,300)	(100,000)
	(209,300)	(100,000)

Earnings paid per share	0.30166	0.22999

27.5.  Profit distribution

	Limit on	Income appropriation		Reserve balances
	capital %	2010	2009	2010	2009
Adjustment to IFRSs/CPCs		204,606	26,854	-	-
Interest on shareholders' equity	-	262,500	100,000	-	-
Legal reserve	20	40,206	4,808	111,215	71,009
Reserve for capital increase	20	176,894	-	280,156	160,256
Reserve for expansion	80	119,900	(8,647)	673,317	496,423
		804,106	123,015	1,064,688	727,688

Legal reserve: Five percent (5%) towards the establishment of the Legal Reserve, which shall not exceed twenty percent (20%) of the capital stock.

Reserve for capital increase: Twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock.

Reserve for expansion: up to 50% (fifty per cent) for the constitution of the reserve for expansion, this reserve not to exceed 80% (eighty per cent) of the capital stock.

27.6. Treasury stock

The Company has 781,172 shares of treasury stock (after the stock split mentioned in item (a) above), acquired in previous fiscal years with funds from appropriated retained earnings, at the average cost of ninety-five cents of real (R$0.95) per share, for future disposal or cancellation.  The decrease in the number of treasury stock took place because of the exercise of the stock options of Sadia executives.

116

Additionally, on July 7, 2010, as set forth in the association contract between the BRF subsidiary Sadia, Concórdia Holding Financeira SA exercised the stock option of 1,507,210 shares issued by the BRF.

27.7. Breakdown of the capital by owner

The shareholding position of the largest shareholders, management, members of the Board of Directors and Audit Committee of the Company is presented below (not audited):

	2010		2009		2008
Shareholders	Quantity	%	Quantity	%	Quantity	%
Major shareholders
Shareholders who constitute the voting agreement	244,567,498	28.03	246,131,222	28.21	149,180,354	36.04
Tarpon	61,106,290	7.00	-	-	-	-
Fundo Bird	-	-	30,031,734	3.44	30,031,734	7.26
Managers:
Board of directors	14,313,032	1.64	14,301,584	1.64	613,390	0.15
Executives	646	-	646	-	646	-
Treasury shares	781,172	0.09	2,452,180	0.28	860,970	0.20
Other shareholders	551,704,608	63.24	579,555,880	66.43	233,229,112	56.35
	872,473,246	100.00	872,473,246	100.00	413,916,206	100.00
Outstanding shares	551,704,608	63.24	579,555,880	66.43	233,229,112	56.35

The shareholding position of the controlling shareholders that belong to the voting agreement and/or holders of more than 5% of the voting stock is presented below:

	2010		2009		2008
Shareholders	Quantity	%	Quantity	%	Quantity	%
Brasil (¹)	110,846,320	12.70	119,087,140	13.65	58,610,522	14.16
Petros (¹)	87,560,126	10.04	79,694,726	9.13	49,848,526	12.04
Fundação Sistel de Seguridade Social (¹)	13,127,812	1.50	13,317,982	1.53	16,569,864	4.00
Fundação Vale do Rio Doce de Seg. Social - Valia
(¹)	25,828,036	2.96	25,998,170	2.98	15,390,704	3.72
FPRV1 Sabiá FIM Previdenciário (³)	7,205,204	0.83	8,033,204	0.92	4,573,124	1.10
Tarpon	61,106,290	7.00	-	-	-	-
Fundo Bird (²)	-	-	30,031,734	3.44	30,031,734	7.26
Real Grand.Fund. de Prev.Assist.Social (¹)	-	-	-	-	4,187,614	1.02
	305,673,788	35.03	276,162,956	31.65	179,212,088	43.30
Others	566,799,458	64.97	596,310,290	68.35	234,704,118	56.70
	872,473,246	100.00	872,473,246	100.00	413,916,206	100.00

(1) The pension funds are controlled by employees that participate in the respective companies.

(2) Is not a party to the voting agreement signed by the Pension Funds, belonging to the Shan Ban Shun family.

(3) Investment fund held solely by the Fundação de Assistência e Previdência Social of BNDES-FAPES. The shares of common stock currently held by this fund are tied to the voting agreement signed by the Pension Funds.

The Company is associated with the arbitration of the Arbitration Chamber of the Market, according to the Arbitration Clause inserted in its Bylaws.

117

28.  EARNINGS PER SHARE

	31.12.10	31.12.09
Basic numerator:
Net income for the year attributable to BRF shareholders	804,106	123,015

Basic denominator:
Ordinary shares	872,473,246	872,473,246
Weighted average number of outstanding shares (except treasury shares)	870,887,093	604,119,958
Net earnings per share - basic - R$	0.92	0.20

	31.12.10	31.12.09
Diluted numerator:
Net income for the year attributable to BRF shareholders	804,106	123,015

Diluted denominator:
Weighted average number of outstanding shares (except treasury shares)	870,887,093	604,119,958
Weighted average number of potential shares	2,078,063	2,025,071
Net earnings per share - diluted - R$	0.92	0.20

On December 31, 2010 , the total quantity of  658,340 common stock options (1,155,752 on December 31, 2009) was not considered in the calculation of the diluted earnings per share due to the fact that the strike price was higher than the average market price of the common shares during the year and, therefore, the effect could not be diluted.

29.  RELATED PARTIES – PARENT COMPANY

During its operations, rights and obligations are contracted between related parties, resulting from transactions of purchase and sale of products, transactions of loan agreed on normal conditions of market for similar transactions, based on contract.

a) Transactions and balances:

On December 31, 2010, the balances of the assets and liabilities and transactions that influenced the result are demonstrated below:

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	Balance sheet
	12.31.10	12.31.09	01.01.09
Accounts receivable
Perdigão Agroindustrial S.A.	-	-	29,064
Instituto Perdigão de Sustentabilidade	-	-	4,867
Sino dos Alpes Alimentos Ltda.	-	-	910
Avipal Nordeste S.A.	-	11,219	8,957
VIP S.A. Empreendimentos e Participações Imobiliárias	-	-	1,772
UP! Alimentos Ltda.	3,592	2,684	-
Perdigão Europe Lda.	64,175	172,229	1,237
Perdigão International Ltd.	121,918	545,696	-
Wellax Foods Logistics C. P. A. S. U. Lda.	659	-	-
Sadia S.A.	17,516	5,886	-
	207,860	737,714	46,807

Dividends and interest on the shareholders equity receivable
Avipal S.A. Construtora e Incorporadora	5	5	5
Sadia S.A.	179,962	36,646	-
	179,967	36,651	5

Loan contracts
Perdigão Agroindustrial S.A.	-	-	(66,426)
Instituto Perdigão de Sustentabilidade	5,892	5,240	-
Avipal Nordeste S.A.	-	(3,328)	-
Perdigão Trading S.A.	(570)	2,467	-
Perdigão International Ltd.	-	(10,056)	-
Highline International Ltd.	(3,039)	(3,175)	-
Establecimiento Levino Zaccardi y Cia S.A.	3,883	4,058	7,874
	6,166	(4,794)	(58,552)

Trade accounts receivable
Perdigão Agroindustrial S.A.	-	-	6,081
Sino dos Alpes Alimentos Ltda.	85	85	8,062
Avipal Nordeste S.A.	-	14,404	24,961
VIP S.A. Empreendimentos e Participações Imobiliárias	-	-	89
UP! Alimentos Ltda.	1,323	1,706	3,813
Perdigão International Ltd.	1,898	1,209	-
Sadia S.A.	5,361	1,269	-
	8,667	18,673	43,006

Advance for future capital increase
PSA Laboratório Veterinário Ltda.	100	20,577	-
	100	20,577	-

Other rights and obligations
BFF International	971	-	-
VIP S.A. Empreendimentos e Participações Imobiliárias	(3)	-	-
Avipal Nordeste S.A.	-	50,016	-
Perdigão Trading S.A.	410	410	-
Perdigão International Ltd.	(560,657)	(949,654)	-
Establecimiento Levino Zaccardi y Cia S.A.	1,049	1,097	-
Avipal Centro Oeste S.A.	(39)	43	-
Sadia S.A.	(1)	-	-
	(558,270)	(898,088)	-

119

	Statement of income
	31.12.10	31.12.09	01.01.09
Revenue
Perdigão Agroindustrial S.A.	-	202,490	316,626
Batávia S.A. Alimentos	-	1,356	7,703
Sino dos Alpes Alimentos Ltda.	-	5,505	2,484
Avipal Nordeste S.A.	45,049	189,954	24,616
VIP S.A. Empreendimentos e Participações Imobiliárias	-	1,436	11,267
UP! Alimentos Ltda.	5,974	1,750	-
Perdigão Europe Lda.	602,251	525,994	-
Perdigão International Ltd.	2,464,523	1,849,876	-
Sadia S.A.	232,796	11,574	-
	3,350,593	2,789,935	362,696

Costs of goods
Perdigão Agroindustrial S.A.	-	(21,530)	(33,332)
Batávia S.A. Alimentos	-	-	(46,581)
Perdigão Agroin Mato Grosso Ltda.	-	-	(2,602)
Sino dos Alpes Alimentos Ltda.	-	(7,190)	(10)
Avipal Nordeste S.A.	(89,168)	(289,399)	(148,045)
VIP S.A. Empreendimentos e Participações Imobiliárias	-	(383)	(1,026)
UP! Alimentos Ltda.	(97,108)	(27,212)	-
Establecimiento Levino Zaccardi y Cia S.A.	(4,111)	(6,548)	-
Sadia S.A.	(71,200)	(5,310)	-
	(261,587)	(387,572)	(231,596)

Financial income, net
Perdigão Agroindustrial S.A.	-	(586)	(2,552)
Instituto Perdigão de Sustentabilidade	633	329	-
Avipal Nordeste S.A.	(5,197)	(216)	(127)
VIP S.A. Empreendimentos e Participações Imobiliárias	-	-	(293)
Avipal S.A. Construtora e Incorporadora	-	-	2
Perdigão Trading S.A.	107	87	-
Perdigão International Ltd.	(55,964)	(97)	-
Establecimiento Levino Zaccardi y Cia S.A.	-	33	186
	(60,421)	(450)	(2,784)

All the companies listed above are controlled by BRF, except for UP! Alimentos Ltda. and K&S Alimentos S.A. which are affiliates.

The BRF participates in loan transactions, please find below a summary of the balances and rates charged for the transactions in excess of R$10,000 on the date of closing of the financial statements:

Counterparty		Balance
Creditor	Debtor	31.12.10	Interest rate
BFF International	Perdigão International	714,614	1.8% p.y. + VC - US$
BFF International	Wellax Food Comércio	487,516	8.00% p.y. + VC - US$
Crossban Holdings	Perdigão International	177,983	Eurolibor + VC - EURO
Perdix International Foods	Perdigão Holland BV	36,385	8.00% p.y. + VC - EURO
Perdigão Holland BV	Plusfood BV	17,824	6.00% p.y. + VC - EURO

The Company has entered into an operational leasing agreement with FAF. The total rent expense for 2010 amounted R$12,108 (R$12,701 in 2009), the lease monthly payments were established in an arms-length transaction basis.

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b) Granted guarantees:

All the relationships between BRF and subsidiaries were disclosed irrespective of the existence or not of transactions between these parties.

All the transactions and balances among the companies were eliminated in the consolidation and refer to commercial and/or financial transactions.

c) Management remuneration:

The key personnel of management include the directors and officers, members of the executive committee and the chief of internal audit, on December 31, 2010, there were 24 professionals in controllership and 41 professionals in consolidated and on December 31, 2009, 24 professionals in controllership and 67 professionals in consolidated.

The total remuneration and benefits paid to these professionals are demonstrated below:

	Consolidated
	12.31.10	12.31.09
Salary and profit sharing	40,988	32,814
Short-term benefits of employees (a)	1,451	1,321
Post-employment benefits	166	512
Severance benefits	3,217	8,843
Stock-based payment	1,269	-
	47,091	43,490

(a) Comprises:  Medical assistance, educational expenses and others.

The value of the participation in the results paid to each officer in any fiscal year is related especially to the net income of the Company and to the assessment of the performance of the director during the fiscal year by the Board of Directors.

The supplementary members of the Board of Directors and of the Audit Committee are compensated for each meeting that they attend to.  The members of the Board of Directors and Audit Committee have no employment connection with the Company or provide services of any kind.

When the management and employees attain the age of 61 years, retirement is mandatory.

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30. SALES REVENUE

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.10	12.31.09	12.31.10	12.31.09
Income revenue:
Domestic sales	8,555,191	6,784,835	16,606,608	11,618,643
Foreign sales	3,977,036	3,271,120	9,426,834	6,749,042
	12,532,227	10,055,955	26,033,442	18,367,685
Deductions from gross revenue:
Sales tax	(1,226,826)	(1,017,375)	(2,758,842)	(2,059,048)
Refunds and rebates	(375,503)	(307,882)	(593,347)	(402,861)
	10,929,898	8,730,698	22,681,253	15,905,776

31. RESEARCH AND DEVELOPMENT COSTS

Consists of expenditures with internal research and development of new products, recognized when incurred in the statement of income. The total expenditure with research and development in the year ended December 31, 2010  is R$ 14,696 at the parent company and R$ 20,694 in the consolidated statement (R$ 14,598 at the parent company and R$ 17,389 in the consolidated statement on December 31, 2009).

32.  EXPENSES WITH EMPLOYEE’S REMUNERATION

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	31.12.10	31.12.09	31.12.10	31.12.09
Salaries and social charges	1,010,816	792,173	2,221,841	2,014,786
Social security cost	245,250	189,388	532,341	491,520
F.G.T.S.	69,423	55,099	148,091	137,150
Medical and outpatient assistance	49,832	40,221	125,168	115,488
Supplementary retirement plan	7,341	5,305	12,644	12,519
Profit sharing	-	-	44,797	40,437
Other benefits	185,589	151,468	354,555	321,139
Provision for contingencies	37,494	15,846	85,876	22,549
	1,605,745	1,249,500	3,525,313	3,155,588

122

33.  OTHER OPERATING REVENUES (EXPENSES), NET

	Parent company		Consolidated
	12.31.10	12.31.09	12.31.10	12.31.09
Revenues:
Net gains from the disposal of fixed assets	-	24,813	-	24,412
Net gains from the disposal of investments	-	12	-	60,578
Insurance indemnity	8,900	141,054	9,007	141,789
Benefit plan	-	-	31,929	-
Expenses recovery	-	-	35,287	-
Scrap sales	-	-	19,874	-
Other revenues	600	2,752	11,399	16,402
	9,500	168,631	107,496	243,181
Expenses:
Net losses from the disposal of fixed assets	(21,757)	-	(26,286)	4,872
Idleness costs	(75,209)	(43,105)	(144,266)	(133,919)
Insurance claim losses	(8,329)	(189,052)	(8,548)	(185,605)
Employee participation	(97,268)	(25,931)	(142,625)	(66,369)
Project cancellation	-	(12,299)	(3,078)	(11,071)
Contract indemnification	(15,812)	(4,379)	(26,463)	(11,498)
Other employee benefits	(19,212)	(14,746)	(46,020)	(14,746)
Provision for tax risks	(73,898)	(73,976)	(73,898)	(73,976)
Other expenses	(3,607)	(37,520)	(30,213)	(53,667)
	(315,092)	(401,008)	(501,397)	(545,979)
Other operating revenues (expenses), net	(305,592)	(232,377)	(393,901)	(302,798)

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34.  FINANCIAL INCOME (EXPENSES), NET

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.10	12.31.09	12.31.10	12.31.09
Financial revenues:
Interest on financial investments:	4,605	1,916	16,570	27,568
Foreign-exchange variation on financial investments	22,290	1,961	31,300	42,866
Interest on assets	33,764	22,462	42,679	34,358
Foreign-exchange variation on assets	54,255	44,499	61,953	56,019
Interest of financial assets classified as:
Available for sale	-	-	32,069	33,865
Held for negotiation	77,954	101,172	112,116	133,462
Held until the maturity	-	-	20,315	2,693
Gains from transactions with derivatives	30,243	10,167	24,517	19,533
Revenue from the interest on loans to related parties	13,298	1,079	9,772	1,694
Gains from the conversion of investments abroad	-	-	63,999	41,033
Present value adjustments	45,035	4,656	85,700	34,552
Revenue from foreign-exchange variation on loans	96,919	573,209	70,755	585,341
Revenue from foreign-exchange variation on other liabilities	193,098	454,489	218,784	451,524
Financial revenues from the acquisition of raw materials	3,794	12,582	3,794	12,582
Amortization of fair value of others	-	-	23,203	21,261
Other revenues	7,782	19,225	62,665	26,704
	583,037	1,247,417	880,191	1,525,055
Financial expenses:
Interest on loans	(145,830)	(174,871)	(509,758)	(447,843)
Foreign-exchange variation on loans.	(153,600)	(60,986)	(127,446)	(93,644)
Interest on liabilities	(24,731)	(16,542)	(25,690)	(19,862)
Foreign-exchange variation on liabilities	(145,492)	(12,842)	(155,903)	321,265
Financial expenses on the acquisition of raw materials	(27,525)	(10,898)	(27,525)	(21,530)
Losses from transactions with derivatives	(100,625)	(316,575)	(83,186)	(315,563)
Losses from the conversion of investments abroad	-	-	(160,230)	(298,903)
Interest expenses on loans to related parties	(73,719)	(78,148)	-	-
Present value adjustments	(55,033)	(3,148)	(110,199)	(34,911)
Expense from foreign-exchange variation on investments	(30,108)	(24,856)	(37,594)	(21,560)
Expense from foreign-exchange variation on other assets	(57,110)	(196,910)	(50,847)	(196,227)
Other expenses	(10,041)	(51,524)	(74,939)	(133,788)
	(823,814)	(947,300)	(1,363,317)	(1,262,566)
Net financial	(240,777)	300,117	(483,126)	262,489

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35.  STATEMENT OF INCOME BY NATURE

The Company presents its statement of income by function and thus is presented below the statement of income by nature:

	BR GAAP		BR GAAP and IFRS
	Parent company		Consolidated
	12.31.10	12.31.09	12.31.10	12.31.09
Costs of sales:
Costs of inventories	6,590,111	5,699,797	12,392,582	9,088,941
Depreciation	308,267	237,539	615,975	395,498
Amortization	457	-	17,515	10,513
Salaries and benefits to employees	1,216,510	962,501	2,162,906	1,614,402
Others	701,788	594,943	1,762,174	1,619,512
	8,817,133	7,494,780	16,951,152	12,728,866
Administrative expenses:
Depreciation	3,357	7,755	3,379	9,096
Amortization	4,083	273	6,894	1,081
Salaries and benefits to employees	93,492	73,646	139,484	124,374
Others	113,045	52,276	183,125	87,670
	213,977	133,950	332,882	222,221
Expenses from sales:
Depreciation	14,206	11,071	20,994	9,318
Amortization	57	-	16,977	82
Salaries and benefits to employees	311,484	229,078	703,701	464,031
Others	1,048,361	884,386	2,781,401	2,103,621
	1,374,108	1,124,535	3,523,073	2,577,052

36.  INSURANCE COVERAGE– CONSOLIDATED

The Company adopts the policy of contracting insurance coverage for assets subject to risks in amounts sufficient to cover any claims, considering the nature of its activity. The assumptions and risks adopted, given their nature, are not part of the scope of an audit and, therefore, were not audited by our independent accountants.

		12.31.10
		Unaudited
Insured property	Coverage	Values at risk	Amount of coverage
Inventories and fixed assets	Fire, lightning, explosion, w indstorm, deterioration of refrigerated products, breakdow n of machinery, loss of profit, and others	20,431,013	1,355,960
National transport	Road risk and civil Liability of cargo carrier	23,604,930	10,290,259
International transport exports	-	2,375,189	1,308,454
International transport imports	-	358,000	395,590
General civil liability and for directors and officers	Third party complaints	48,969,554	224,569
Credit	Client default	4,504,464	10,392,680

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37.  NEW RULES AND PRONOUCEMENTS NOT ADOPTED

The interpretations and amendments to the rules existent below, applicable to the following accounting periods, were published by IASB and its application to the financial statements of the Company to be filed with CVM (the Brazilian Securities Commission) only if there is a Deliberation by that agency, therefore, there was no anticipated adoption of these rules.

IAS 12 deferred taxes:

On December 2010, IASB issued a review of rule IAS 12. The amendment addresses aspects related to the determination of the manner expected of recovery of the deferred income tax when the ownership of the investment is measured by the model of fair value of IAS 40.  This rule is effective for the fiscal years starting on or after January 1, 2012. The Management of the Company does not predict impacts resulting from the adoption of that amendment to its financial statements.

IFRS 9 financial instruments:

On October 2010, IASB issued a review of rule IFRS 9. The amendment to rule IFRS 9 introduced new requirements for the classification and measurement of financial assets.  The rule will apply as from January 1, 2013. The company is assessing the effects of the application of that rule and possible differences in relation to IAS 39.

IFRIC 19 Termination of the financial liabilities with property instruments:

On November 2009, IFRIC issued interpretation 19. The interpretation explained the recording by an entity when the periods for a financial liability are renegotiated and result in the issuance by the entity of property instruments to a creditor of the entity to terminate all or part of the financial liability (conversion of the debt).  This requires that a gain or loss must be acknowledged in the result, which is measured as the difference between the book value of the financial liability and the fair value of the property instruments issued.  If the fair value of the financial instruments issued cannot be measured in a reliable manner, the property instruments must be measured to reflect the fair value of the terminated financial liability.   The Company is assessing the possible effects that may result from the adoption of this statement and one does not expect the existence of a significant impact on the statements of the Company or controller.  This statement will apply to the financial statements for the fiscal years initiated on or after July 1, 2010.

IFRIC 14 Pre-payments of applications of minimum investments:

On November 2009, IFRIC issued amendments to interpretation 14. The amendments sought to permit the acknowledgment as an asset of some voluntary anticipated payments to minimum contributions to funds.  The Company is assessing the possible effects that may result from the adoption of this statement and one does not expect the existence of a significant impact on the statements of the Company.  The amendments apply to the financial statements for the fiscal years initiated on or after January 1, 2011.

126

IFS 7 Disclosures of transfers of financial assets:

On January 2010, IASB issued changes to IFRS 1 and IFRS 7, which address aspects of disclosure of comparative information of financial instruments.  These amendments are effective for yearly periods initiated on/or after July 1, 2010. The Management of the Company understands that the amendments to this interpretation will not affect the financial statements.

IAS 32 Classification of issuance of rights:

On October 2009, IASB issued a review of rule IAS 32, which deals with contracts that will be or may be liquidated by means of property instruments of the entity and establish that rights, options or guarantees to acquire a fixed quantity of shares of an entity for a fixed amount of some currency are property instruments.  The amendment to this rule is effective for yearly periods initiated on/or after February 1, 2010. The amendments to this rule shall not impact the financial statements of the Company.

Improvements on IFRSs 2010:

In May 2010, IASB issued a review of rules IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27, IAS 34 and IFRIC 13. The amendment to rule IFRS 3 is effective for the yearly periods starting on/or after July 1, 2010. The other changes to the rules are effective for yearly periods starting on/or after January 1, 2011. The Company is assessing the impacts of the adoption of these changes of rules on its financial statements.

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38.  QUARTERLY FINANCIAL INFORMATION

The Company is not refilling its 2010 quarterly financial information (“ITRs”) disclosed as permitted by CVM Deliberation No. 603/09 amended by CVM Deliberation No. 656/11. The quarterly financial information presented below were subjected to special review procedures applied by the independent auditors according to CVM requirements for ITR (IBRACON – NPA 06), including the adjustments related to the adoptions of the new accounting practices. The ITRs were not audited.

	Parent company
	Quartely statement of income 2010			Quartely statement of income 2009
	09.30.10	06.30.10	03.31.10	12.31.09	09.30.09	06.30.09	03.31.09

Net earnings according to previous criteria	189,683	131,612	52,607	5,725	211,361	129,307	(225,966)
Reversion of deferred assets	13,991	14,440	15,232	13,601	29,444	9,427	8,460
Other benefits to employees	12,680	25,656	(2,290)	(9,968)	(3,687)	(3,686)	(3,686)
Transfer freight	5,136	535	(4,452)	(80)	943	7,189	1,531
Business combinations	2,450	22,276	4,951	21,101	(44,002)	-	-
Effect on the income taxes on the above adjustments	(11,177)	(20,525)	(4,386)	(8,381)	(9,078)	(4,396)	(2,144)
Employee participation	(1,385)	(2,543)	(543)	-	-	-	-
Net earnings according to BR GAAP / IFRS	211,378	171,451	61,119	21,998	184,981	137,841	(221,805)

	Accumulated statements of income 2010			Accumulated statements of income 2009
	09.30.10	06.30.10	03.31.10	12.31.09	09.30.09	06.30.09	03.31.09

Net earnings according to previous criteria	373,902	184,219	52,607	120,427	114,702	(96,659)	(225,966)
Reversion of deferred assets	43,663	29,672	15,232	60,932	47,331	17,887	8,460
Other benefits to employees	36,046	23,366	(2,290)	(21,027)	(11,059)	(7,372)	(3,686)
Transfer freight	1,219	(3,917)	(4,452)	9,583	9,663	8,720	1,531
Business combinations	29,677	27,227	4,951	(22,901)	(44,002)	-	-
Effect on the income taxes on the above adjustments	(36,088)	(24,911)	(4,386)	(23,999)	(15,618)	(6,540)	(2,144)
Employee participation	(4,471)	(3,086)	(543)	-	-	-	-
Net earnings according to BR GAAP / IFRS	443,948	232,570	61,119	123,015	101,017	(83,964)	(221,805)

	Shareholders' equity			Shareholders' equity
	09.30.10	06.30.10	03.31.10	12.31.09	09.30.09	06.30.09	03.31.09	12.31.08
Shareholders equity according to previous criteria	13,562,289	13,284,082	13,186,161	13,134,650	13,171,705	4,012,272	3,879,093	4,110,618
Reversion of deferred assets	(158,277)	(172,268)	(186,708)	(201,940)	(215,541)	(154,165)	(163,592)	(172,052)
Other benefits to employees	(91,165)	(88,877)	(114,533)	(112,243)	(95,284)	(91,597)	(87,911)	(84,225)
Transfer freight	(14,706)	(19,842)	(20,377)	(15,925)	(15,845)	(16,788)	(23,977)	(25,508)
Business combinations	100,861	98,411	91,103	111,620	108,011	-	-	-
Effect on the income taxes on the above adjustments	64,455	70,545	85,980	74,776	81,764	89,268	93,664	95,808
Employee participation	(4,471)	(3,086)	(543)	-	-	-	-	-
Shareholders equity according to BR GAAP / IFRS	13,458,986	13,168,965	13,041,083	12,990,938	13,034,810	3,838,990	3,697,277	3,924,641

The nature of the adjustments above is disclosed on explanatory note 2.

128

	Consolidated
	Quartely statement of income 2010			Quartely statement of income 2009
	09.30.10	06.30.10	03.31.10	12.31.09	09.30.09	06.30.09	03.31.09
Net earnings according to previous criteria	189,355	132,249	52,360	1,930	211,649	123,720	(241,138)
Reversion of deferred charges	8,313	9,068	9,070	8,784	8,567	8,277	3,160
Other benefits to employees	(4,803)	23,142	(4,804)	(3,687)	(3,687)	(3,686)	(3,686)
Transfer freight	2,871	(1,607)	(5,292)	(1,141)	(417)	1,478	(6,716)
Business combination	-	-	-	-	(44,002)	-	-
Effect on the income taxes on the above adjustments	(1,697)	(9,543)	533	(1,345)	(1,518)	(2,063)	2,462
Efect of the adoption of IFRS/CPC in subsidaries	18,396	21,322	9,548	13,662	14,677	4,528	8,941
Unrealized profits on sales to subsidaries	328	(637)	247	3,795	(288)	5,587	15,172
Employee participation	(1,385)	(2,543)	(543)	-	-	-	-
Net income BR GAAP/IFRS	211,378	171,451	61,119	21,998	184,981	137,841	(221,805)

	Accumulated statements of income 2010			Accumulated statements of income 2009
	09.30.10	06.30.10	03.31.10	12.31.09	09.30.09	06.30.09	03.31.09
Net earnings according to previous criteria	373,964	184,609	52,360	96,161	94,231	(117,418)	(241,138)
Reversion of deferred charges	26,451	18,138	9,070	28,788	20,004	11,437	3,160
Other benefits to employees	13,535	18,338	(4,804)	(14,746)	(11,059)	(7,372)	(3,686)
Transfer freight	(4,028)	(6,899)	(5,292)	(6,796)	(5,655)	(5,238)	(6,716)
Business combination	-	-	-	(44,002)	(44,002)	-	-
Effect on the income taxes on the above adjustments	(10,707)	(9,010)	533	(2,464)	(1,119)	399	2,462
Efect of the adoption of IFRS/CPC in subsidaries	49,266	30,870	9,548	41,808	28,146	13,469	8,941
Unrealized profits on sales to subsidaries	(62)	(390)	247	24,266	20,471	20,759	15,172
Employee participation	(4,471)	(3,086)	(543)	-	-	-	-
Net income BR GAAP/IFRS	443,948	232,570	61,119	123,015	101,017	(83,964)	(221,805)

	Shareholders' equity			Shareholders' equity
	09.30.10	06.30.10	03.31.10	12.31.09	09.30.09	06.30.09	03.31.09	31.12.08
Net Income BR GAAP	13,565,093	13,312,573	13,214,015	13,164,164	13,245,246	4,018,521	3,890,929	4,137,626
Reversion of deferred charges	(107,090)	(115,403)	(124,471)	(133,541)	(142,325)	(150,892)	(159,169)	(11,653)
Other benefits to employees	(92,427)	(87,624)	(110,766)	(105,962)	(95,284)	(91,597)	(87,911)	(84,225)
Transfer freight	(10,824)	(13,695)	(12,088)	(6,796)	(5,655)	(5,238)	(6,716)	-
Business combination	-	-	(4,498)	(5,098)	(9,650)	-	-	-
Effect on the income taxes on the above adjustments	73,035	73,687	84,091	83,742	82,710	84,228	86,291	32,599
Efect of the adoption of IFRS/CPC in subsidaries	38,474	31,004	23,197	23,943	33,309	(9,783)	(14,311)	(122,698)
Unrealized profits on sales to subsidaries	(2,804)	(3,132)	(2,495)	(2,742)	(6,537)	(6,249)	(11,836)	(27,008)
Treasury shares	-	(25,359)	(25,359)	(26,772)	(67,004)	-	-	-
Employee participation	(4,471)	(3,086)	(543)	-	-	-	-	-
Net income BR GAAP/IFRS	13,458,986	13,168,965	13,041,083	12,990,938	13,034,810	3,838,990	3,697,277	3,924,641

129

39.  SUBSEQUENT EVENTS

As of March 05, 2011, a small fire broke out at the slaughterhouse located in Nova Mutum in Mato Grosso state. The production of the unit will be temporarily absorbed by other BRF’s plants, to avoid compromising the delivery of services to customers and consumers. The Nova Mutum unit slaughters 230,000 chickens a day and its production is earmarked for the domestic and foreign markets.

The Company has fire insurance and the causes of the incident are being investigated by the engineering and technical specialist teams.

Company management does not expect any significant impacts resulting from this casualty in the financial statements.

40.  APPROVAL OF THE ANNUAL FINANCIAL STATEMENTS

The annual financial statements were approved and its disclosure authorized by the Board of Directors on March 24, 2011.

130

BOARD OF DIRECTORS

Joint Chairman	Nildemar Secches
Joint Chairman	Luiz Fernando Furlan
Vice-Chairman	Francisco Ferreira Alexandre

Board Members	Carlos Alberto Cardoso Moreira
Board Members	Manoel Cordeiro Silva Filho
Board Members	João Vinicius Prianti
Board Members	Décio da Silva
Board Members	Rami Naum Goldfajn
Board Members	Luís Carlos Fernandes Afonso
Board Members	Walter Fontana Filho
Board Members	Roberto Faldini

AUDIT COMMITTEE

Chairman and Financial Specialist	Attílio Guaspari
Committee Members	Osvaldo Roberto Nieto
Committee Members	Jorge Kalache Filho

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer	José Antônio do Prado Fay
Vice President of Strategy and M&A	Nelson Vas Hacklauer
Vice President of Finance, Administration and Investor Relations	Leopoldo Viriato Saboya
Vice President of Operations and Technology	Nilvo Mittanck
Vice President of Foreign Market	Antônio Augusto de Toni
Vice President of Human Resources	Gilberto Antônio Orsatto
Vice President of Dairy Operations	Fábio Medeiros Martins da Silva
Vice President of Supply Chain	Luiz Henrique Lissoni
Vice President of Corporate Affairs	Wilson Newton de Mello Neto

Marcos Roberto Badollato

Controllership Manager

Renata Bandeira Gomes do Nascimento

Accountant - CRC 1SP 215231/O-3

131

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of BRF - Brasil Foods S.A., in fulfilling its statutory and corporate functions, examined:

(i)   the opinion issued without restrictions by KPMG Auditores Independentes;

(ii)   the Report of Management; and

(iii)    the financial statements (parent company and consolidated) for the fiscal year ended on December 31, 2010.

Based on the documents examined and on the explanations provided, the members of the Fiscal Council, undersigned, issued an opinion for the approval of the financial statements identified above.

São Paulo, March 24, 2011.

Attílio Guaspari

President and Financial Expert

Osvaldo Roberto Nieto

Board Member

Jorge Kalache Filho

Board Member

132

STATEMENT OF EXECUTIVE BOARD ON THE CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

In compliance with the provisions of sections V and VI of article 25 of CVM Instruction No. 480/09, the executive board of BRF - Foods Brazil SA, states:

(i)     reviewed, discussed and agreed with the Company's consolidated financial statements for the fiscal year ended on December 31, 2010; and

(ii)     reviewed, discussed and agreed with opinions expressed by the KPMG’s opinion of independent accountant for the Company's consolidated financial statements for the fiscal year ended on December 31, 2010.

São Paulo, March 24, 2011.

José Antônio do Prado Fay

Chief Executive Officer Director

Nelson Vas Hacklauer

Strategy and M&A Executive Officer

Leopoldo Viriato Saboya

Chief Financial, Administrative and IR Officer

Nilvo Mittanck

Operations and Technology Executive Officer

Antônio Augusto de Toni

Export Market Executive Officer

Gilberto Antônio Orsatto

Human Resources Executive Officer

Fábio Medeiros Martins da Silva

Dairy Product Operations Executive Officer

Luiz Henrique Lissoni

Supply Chain Executive Officer

Wilson Newton de Mello Neto

Corporate Affairs Executive Officer

133

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 25, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director